EXHIBIT 99.1

                                                                         FINAL





                          ROGERS COMMUNICATIONS INC.



                                      AND



                         THE LENDERS FROM TIME TO TIME
                            PARTY TO THIS AGREEMENT



                                      AND



                            THE BANK OF NOVA SCOTIA
                            as administrative agent




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                         $1,750,000,000 bridge credit
                 credit agreement dated as of 13 October 2004

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                           BORDEN LADNER GERVAIS LLP

                                   TORYS LLP


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          THIS CREDIT AGREEMENT is made as of 13 October 2004

B E T W E E N:

                           ROGERS COMMUNICATIONS INC.


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                       THE LENDERS FROM TIME TO TIME PARTY
                                TO THIS AGREEMENT


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                             THE BANK OF NOVA SCOTIA
                     in its capacity as Administrative Agent


RECITALS:

A. The Borrower has agreed to purchase Capital Stock representing approximately 34% of the equity interests of Rogers Wireless Communications Inc., which Capital Stock is indirectly owned by AT&T Wireless Services Inc.

B. The Borrower has requested the Lenders to provide a senior secured credit of $1,750,000,000 to the Borrower to assist in financing the purchase of that Capital Stock.

C. The Lenders have each agreed to provide their respective commitments, subject to the terms and conditions of this Agreement.

D. The parties are entering into this Agreement to provide for the terms of the credit.

          THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree as follows:


                                   ARTICLE I
                                  DEFINED TERMS


1.1       DEFINED TERMS

          In this Agreement, unless something in the subject matter or context is inconsistent therewith:

1.1.1 "ADJUSTED RWI INTEREST COVERAGE RATIO" means the ratio of "Operating Cash Flow" as defined in the RWI Credit Agreement to the aggregate of "Consolidated Interest Expense" as defined in the RWI Credit Agreement plus (without duplication) all interest expense paid or accrued in respect of any Debt of RWCI. For greater certainty, interest expense paid or accrued in respect of the Credit is not included in calculating this ratio.

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1.1.2     "ADJUSTED RWI SENIOR DEBT RATIO" means the "Senior Debt to Operating
Cash Flow Ratio" as defined in the RWI Credit Agreement, except that the outstanding amount of Advances under the Credit and the outstanding principal amount of any Debt of RWCI shall be added (without duplication) to "Senior Debt" as defined in the RWI Credit Agreement.

1.1.3 "ADJUSTED RWI TOTAL DEBT RATIO" means the "Debt to Operating Cash Flow Ratio" as defined in the RWI Credit Agreement, except that the outstanding amount of Advances under the Credit and the outstanding principal amount of any Debt of RWCI shall be added (without duplication) to "Debt" as defined in the RWI Credit Agreement.

1.1.4 "ADVANCE" means an availment of the Credit by the Borrower by way of Prime Rate Advance, Base Rate Advance, acceptance of Bankers' Acceptances or LIBOR Advance, including deemed Advances and conversions, renewals and rollovers of existing Advances, and any reference relating to the amount of Advances shall mean the sum of all outstanding Prime Rate Advances, Base Rate Advances and LIBOR Advances, plus the face amount of all outstanding Bankers' Acceptances.

1.1.5 "AGENT" means BNS in its role as administrative agent for the Lenders, and any successor administrative agent appointed in accordance with this Agreement.

1.1.6 "AGREEMENT", "HEREOF", "HEREIN", "HERETO", "HEREUNDER" or similar expressions mean this Agreement and any Schedules hereto, as amended, supplemented, restated and replaced from time to time.

1.1.7 "ASSIGNMENT AGREEMENT" means an agreement in the form of Schedule C to this Agreement.

1.1.8 "BACK TO BACK SHARES" has the meaning defined in the RWI Credit Agreement when used with respect to RWI or RWCI, has the meaning defined for "Back to Back Preferred Shares" in the Cable Credit Agreement when used with respect to Cable and has the meaning defined in Schedule I when used with respect to the Borrower.

1.1.9 "BA DISCOUNT PROCEEDS" means, in respect of any Bankers' Acceptance, an amount calculated on the applicable Drawdown Date which is (rounded to the nearest full cent, with one-half of one cent being rounded up) equal to the face amount of such Bankers' Acceptance multiplied by the price, where the price is calculated by dividing one by the sum of one plus the product of (i) the BA Discount Rate applicable thereto expressed as a decimal fraction multiplied by
(ii) a fraction, the numerator of which is the term of such Bankers' Acceptance and the denominator of which is 365, which calculated price will be rounded to the nearest multiple of 0.001%.

1.1.10    "BA DISCOUNT RATE":

     (a) if the sale of Bankers' Acceptances is arranged by the Borrower, means, with respect to any Bankers' Acceptance accepted by a Lender named on Schedule I to the Bank Act (Canada), the rate calculated on the basis of a year of 365 days and determined in accordance with normal market practice at which the sale of the Bankers' Acceptance is arranged by the Borrower in accordance with Section

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          4.11, and with respect to any Bankers' Acceptance accepted by any other Lender, the rate determined by the Agent as being the arithmetic average (rounded upward to the nearest multiple of 0.01%) of the discount rates, calculated on the basis of a year of 365 days and determined in accordance with normal market practice at or about 10:00 a.m. (Toronto time) on the applicable Drawdown Date, for bankers' acceptances of the Other Reference Lenders having a comparable face amount and identical maturity date to the face amount and maturity date of such Bankers' Acceptance;

     (b) if the sale of Bankers' Acceptances is not arranged by the Borrower, means, with respect to any Bankers' Acceptance accepted by a Lender named on Schedule I to the Bank Act (Canada), the average rate that appears on the Reuters screen CDOR page at or about 10:00 a.m. on the applicable Drawdown Date, for bankers' acceptances having an identical maturity date to the maturity date of that Bankers' Acceptance and, with respect to any Bankers' Acceptances accepted by any other Lender, the foregoing rate based on the Reuters screen CDOR page, plus 0.10% per annum.

1.1.11 "BANKERS' ACCEPTANCE" means a depository bill as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of an order signed by the Borrower and accepted by a Lender pursuant to this Agreement or, for Lenders not participating in clearing services contemplated in that Act, a draft or bill of exchange in Canadian Dollars that is drawn by the Borrower and accepted by a Lender pursuant to this Agreement. Orders that become depository bills, drafts and bills of exchange are sometimes collectively referred to in this Agreement as "orders."

1.1.12 "BANKERS' ACCEPTANCE FEE" means the amount calculated by multiplying the face amount of each Bankers' Acceptance by the rate for the Bankers' Acceptance Fee specified in Section 2.5, and then multiplying the result by a fraction, the numerator of which is the duration of its term on the basis of the actual number of days to elapse from and including the date of acceptance of a Bankers Acceptance by the Lender up to but excluding the maturity date of the Bankers' Acceptance and the denominator of which is the number of days in the calendar year in question.

1.1.13    "BASE RATE" means, on any day, the greater of:

     (a) the annual rate of interest (expressed as a percentage per annum on the basis of a 360 day year) announced by BNS on that day as its reference rate for commercial loans made in Canada in US Dollars; and

     (b)  the Federal Funds Effective Rate plus 0.75% per annum.

1.1.14 "BASE RATE ADVANCE" means an Advance in US Dollars bearing interest based on the Base Rate and includes deemed Base Rate Advances provided for in
Section 4.6.

1.1.15 "BNS" means The Bank of Nova Scotia, a bank to which the Bank Act (Canada) applies.

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1.1.16    "BORROWER" means Rogers Communications Inc., a corporation governed by the Business Corporations Act (British Columbia).

1.1.17 "BRANCH OF ACCOUNT" means the WBO - Loan Operations of BNS at 720 King Street West, 4th Floor, Toronto, Ontario, M5V 2T3.

1.1.18 "BUSINESS DAY" means a day of the year, other than Saturday or Sunday, on which the Agent is open for business at its executive offices in Toronto, Ontario and at its principal office in New York, New York and in respect of notices, determinations, payments or Advances relating to LIBOR Advances, the Agent is open for business at its principal offices in London, England. Notwithstanding the foregoing, if banks will be open in some locations referred to above and closed in others on a particular day, and the Agent determines that the closing of those banks on that day will not adversely affect completion of relevant transactions in accordance with customary banking market and trading practices, the Agent may, on reasonable notice to the Borrower and the Lenders, specify the particular day to be a Business Day.

1.1.19 "CABLE" means Rogers Cable Inc., a corporation governed by the Business Corporations Act (Ontario).

1.1.20 "CABLE CREDIT AGREEMENT" means the second amended and restated loan agreement dated as of 31 January 2002 between Cable, the lenders named therein and The Toronto-Dominion Bank as administration agent for the lenders, as amended by the first amending agreement dated as of 10 September 2003, without regard, for the purposes of this Agreement, to any subsequent amendments related to the definitions from that agreement that are incorporated by reference in this Agreement. Extracts of the Cable Credit Agreement are attached as Schedule H.

1.1.21 "CANADIAN DOLLARS", "Cdn. Dollars", "Cdn. $" and "$" mean lawful money of Canada.

1.1.22 "CAPITAL STOCK" means, with respect to any person, all present and future shares, partnership or other interests, participations or other equivalent rights in the person's capital, however designated and whether voting or non-voting.

1.1.23 "CASH COLLATERAL" means cash, a bank draft or a letter of credit issued by a Canadian chartered bank, all in a form satisfactory to the Majority Lenders, acting reasonably.

1.1.24    "CHANGE OF CONTROL" has the meaning defined in Schedule E.

1.1.25 "COMMITMENT" means in respect of each Lender from time to time, the covenant to make Advances to the Borrower in the Lender's Proportionate Share of the maximum amount of the Credit and, where the context requires, the maximum amount of Advances which the Lender has covenanted to make.

1.1.26 "COMPLIANCE CERTIFICATE" means a certificate in the form of Schedule B.

1.1.27 "CONSOLIDATED DEBT TO ANNUALIZED OPERATING CASH FLOW RATIO" has the meaning defined in the 2006 Note Indenture.

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1.1.28    "CONSTATING DOCUMENTS" means, with respect to any person, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, by-laws, partnership agreement, limited liability company agreement or other similar document, all as amended from time to time.

1.1.29 "CONTRACTS" means agreements, franchises, leases, easements, servitudes, privileges and other rights, other than Permits.

1.1.30    "CONTRIBUTING LENDER" shall have the meaning defined in Section 8.3.2.

1.1.31 "CREDIT" means the credit of up to $1,750,000,000 or the US Dollar equivalent thereof in favour of the Borrower which is established by this Agreement.

1.1.32 "CREDIT DOCUMENTS" means this Agreement, the Security and all other documents relating to the Credit that are entered into between the Borrower and/or one or more Pledgor Subsidiaries on the one hand and the Agent and/or the Lenders on the other hand.

1.1.33    "DEBT" has the meaning defined in the 2006 Note Indenture.

1.1.34    "DEFAULTING LENDER" has the meaning defined in Section 8.3.2.

1.1.35 "DESIGNATED ACCOUNT" means, in respect of any Advance, the account or accounts maintained by the Borrower at a branch of the Agent in Toronto that the Borrower designates in its notice requesting an Advance.

1.1.36 "DRAWDOWN DATE" means the date, which shall be a Business Day, of any Advance.

1.1.37 "ENCUMBRANCE" means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, consignment, capital lease, hypothecation, security interest or other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and "Encumbrances", "Encumbrancer", "Encumber" and "Encumbered" shall have corresponding meanings.

1.1.38    "EVENT OF DEFAULT" has the meaning defined in Section 7.1.

1.1.39 "EXCHANGE RATE" means, on any day, with respect to the exchange of either of Canadian Dollars or U.S. Dollars (the "First Currency") into the other of those currencies (the "Other Currency"), the spot buying rate quoted by the Agent for purchases of the Other Currency with the First Currency at noon (Toronto time) on such day, or if such rate is not or has not yet been quoted on such day, such rate on the last day on which it was quoted by the Agent except that, if the Exchange Rate is required to determine the outstanding amount of Advances for a purpose that does not involve the purchase of Canadian Dollars or U.S. Dollars, the Exchange Rate shall be the noon spot rate of the Bank of Canada on that day.

1.1.40 "EXCLUDED TAXES" means any Taxes now or hereafter imposed, levied, collected, withheld or assessed by Canada or any political subdivision of Canada on any Lender as a result of the Lender (i) carrying on a trade or business in Canada, or being deemed to do so, or having a permanent establishment in Canada;
(ii) being organized under the laws of Canada or any

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political subdivision of Canada; (iii) being resident or deemed to be resident in Canada for income tax purposes; or (iv) not dealing at arm's length, as defined for the purposes of the Income Tax Act (Canada), with any other Lender; but does not include any sales, goods or services Tax payable under the laws of Canada or any political subdivision of Canada with respect to any goods or services made available by a Lender to the Borrower under this Agreement.

1.1.41 "FEDERAL FUNDS EFFECTIVE RATE" means for any period, a fluctuating interest rate per annum equal, for each day during such period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Agent from three Federal Funds brokers of recognized standing.

1.1.42 "FEE AGREEMENT" means the letter from the Agent to the Borrower dated as of 13 October 2004 and accepted by the Borrower as of that date, which provides for fees payable by the Borrower to the Lenders in connection with the Credit, as the letter is amended, supplemented, restated and replaced from time to time.

1.1.43 "FISCAL QUARTER" means the quarterly periods ending on the last days of March, June, September and December.

1.1.44 "GAAP" means generally accepted accounting principles that are in effect from time to time in Canada, as established by the Canadian Institute of Chartered Accountants.

1.1.45 "INTELLECTUAL PROPERTY" means patents, trademarks, service marks, trade names, copyrights, trade secrets, industrial designs and other similar rights.

1.1.46 "INTERBANK REFERENCE RATE" means, in respect of any currency, the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors in transactions in that currency between it and other chartered banks.

1.1.47 "INTEREST PAYMENT DATE" means (in connection with Prime Rate Advances and Base Rate Advances) the 22nd day of each calendar month or if that is not a Business Day, the Business Day next following.

1.1.48 "LENDERS" means each of the persons listed on Schedule D and other lenders that agree from time to time to become Lenders in accordance with
Article IX of this Agreement, and "Lender" means any one of the Lenders.

1.1.49    "LIBO Rate" means, for any LIBOR Period and LIBOR Advance, either:

     (a) the rate expressed as a percentage per annum on the basis of a 360 day year for deposits in US Dollars in the London interbank market for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the

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          LIBOR Advance, that appears on the Telerate Page 3750 (or any successor source from time to time) as of 11:00 a.m. London time two Business Days before the first day of the LIBOR Period, or,

     (b) if no such rate appears as contemplated in item (a) above, the interest rate expressed as a percentage per annum on the basis of a 360 day year at which deposits in US Dollars are offered to the principal office of BNS in London, England in the London interbank market at 11:00 a.m. London time two Business Days before the first day of the LIBOR Period for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance.

1.1.50 "LIBOR ADVANCE" means an advance in US Dollars bearing interest based on the LIBO Rate.

1.1.51 "LIBOR PERIOD" means the period selected by the Borrower for a LIBOR Advance or the period applicable to the LIBOR Advance under the terms of this Agreement.

1.1.52 "MAJORITY LENDERS" means Lenders holding, in the aggregate, a minimum of 66 2/3% of the outstanding amount of the Credit, or the Commitments if nothing is outstanding.

1.1.53    "MATURITY DATE" means 12 October 2006.

1.1.54 "OBLIGATIONS" means all obligations of the Borrower to the Lenders under or in connection with this Agreement, including but not limited to all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrower to the Lenders in any currency or remaining unpaid by the Borrower to the Lenders in any currency under or in connection with this Agreement, whether arising from dealings between the Lenders and the Borrower or from any other dealings or proceedings by which the Lenders may be or become in any manner whatever creditors of the Borrower under or in connection with this Agreement, and wherever incurred, and whether incurred by the Borrower alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses. In this definition, "the Lenders" shall be interpreted as "the Lenders, or any of them."

1.1.55 "OTHER REFERENCE LENDERS" means the Lenders that are not banks referred to in Schedule I of the Bank Act (Canada) and that have been designated as or deemed to be Other Reference Lenders in accordance with
Section 4.10.

1.1.56 "PENDING EVENT OF DEFAULT" means an event that would constitute an Event of Default hereunder, whether or not any requirement for giving of notice, lapse of time, or both, or any other condition subsequent to such event, has been satisfied.

1.1.57 "PERMITS" means governmental licenses, authorizations, consents, registrations, exemptions, permits and other approvals required by law.

1.1.58 "PERMITTED ENCUMBRANCES" means, with respect to any person, the following:


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     (a)  Encumbrances for taxes, rates, assessments or other governmental charges or levies not yet due, or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that person;

     (b) undetermined or inchoate Encumbrances, rights of distress and charges incidental to current operations which have not at such time been filed or exercised and of which none of the Lenders has been given notice, or which relate to obligations not due or payable or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that person;

     (c)  the Security;

     (d) the Encumbrance created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings or is being satisfied by that person and does not result in an Event of Default;

     (e) the need to obtain Permits in connection with the enforcement of the Security over the Pledged Shares;

     (f) liens and claims incidental to current public, statutory and other like obligations incurred in the ordinary course of business;

     (g)  other Encumbrances expressly agreed to in writing by the Lenders.

1.1.59 "PERSON" or "PERSON" means any individual, corporation, company, partnership, unincorporated association, trust, joint venture, estate or other judicial entity or any governmental body.

1.1.60 "PLEDGED SHARES" means the Capital Stock of RWCI and Cable that is pledged as part of the Security from time to time.

1.1.61 "PLEDGOR SUBSIDIARY" means a Subsidiary of the Borrower that owns Capital Stock of RWCI or Cable.

1.1.62    "PRIME RATE" means, on any day, the greater of:

     (a) the annual rate of interest expressed as a percentage per annum announced by BNS on that day as its reference rate for commercial loans made by it in Canada in Canadian Dollars; and

     (b) the average rate for 30 day Canadian Dollar bankers' acceptances that appears on the Reuters Screen CDOR Page at 10:00 a.m. Toronto time on that day, plus 0.75% per annum.

1.1.63 "PRIME RATE ADVANCE" means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes deemed Prime Rate Advances provided for in this Agreement.

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1.1.64    "PROPERTY" means, with respect to any person, any or all of its undertaking, property and assets.

1.1.65 "PROPORTIONATE SHARE" means the percentage of the maximum amount of the Credit which a Lender has agreed to advance to the Borrower, as set out on Schedule D, which shall be amended and distributed to all parties by the Agent from time to time as other persons become Lenders.

1.1.66    "REGISTER" has the meaning defined in Section 9.2.3..

1.1.67 "REQUIREMENT OF LAW" means, as to any person, any law, treaty, regulation, ordinance, decree, judgment, order or similar requirement made or issued under sovereign or statutory authority and applicable to or binding upon that person, or to which that person or any of its Property is subject.

1.1.68 "RWCI" means Rogers Wireless Communications Inc., a corporation governed by the Canada Business Corporations Act.

1.1.69 "RWI" means Rogers Wireless Inc., a corporation governed by the Canada Business Corporations Act.

1.1.70 "RWI CREDIT AGREEMENT" means the amended and restated credit agreement dated as of 15 March 1997 between RWI, the lenders party thereto from time to time and The Bank of Nova Scotia as administrative agent for the lenders, as amended by the first amendment agreement dated as of 12 April 2001 and the second amendment agreement dated as of 8 October 2004, without regard, for the purposes of this Agreement, to any subsequent amendments related to the definitions from that agreement that are incorporated by reference in this Agreement. Extracts of the RWI Credit Agreement are attached as Schedule F.

1.1.71    "SCHEDULE" means the designated schedule of this Agreement.

1.1.72    "SECTION" means the designated section of this Agreement.

1.1.73 "SECURITY" means the security held from time to time by or on behalf of the Lenders, securing or intended to secure repayment of the Obligations, including without limitation the security described in Section 2.7.


1.1.74    "SPECIFIED PURPOSE" means:

     (a) in the case of RWCI and RWI, (i) purchasing the Capital Stock of RWCI that is not owned by the Borrower, directly or indirectly, immediately after completion of the Transaction, (ii) purchasing up to 100% of the Capital Stock of Microcell Telecommunications Inc. (as long as the percentage acquired is at least 66.67%, being the percentage that is sufficient to enable a squeeze out of any Capital Stock that is not initially acquired) or substantially all of the Property of Microcell Telecommunications Inc. and its Subsidiaries, and (iii) refinancing any maturing Debt of RWI that is existing as of the date of this Agreement or any Debt incurred for the purposes mentioned in (i) and
          (ii);

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     (b)  in the case of the Borrower, (i) purchasing the Capital Stock of RWCI that is not owned by the Borrower, directly or indirectly, immediately after completion of the Transaction, and (ii) refinancing any maturing Debt of the Borrower that is existing as of the date of this Agreement or any Debt incurred for the purpose mentioned in (i).

1.1.75 "SUBSIDIARY" means, with respect to any person, a subsidiary as defined in the Canada Business Corporations Act as of the date of this Agreement, and any partnership or other organization in which the person or any Subsidiary of the person has the right to make or control management decisions.

1.1.76    "SUCCESSOR AGENT" has the meaning defined in Section 8.11.

1.1.77 "TAXES" means all taxes, levies, imposts, stamp taxes, duties, deductions, withholdings and similar governmental impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future, and "Tax" shall have a corresponding meaning.

1.1.78 "TRANSACTION" means the acquisition by the Borrower and/or a Pledgor Subsidiary of 48,594,172 Class B Restricted Voting Shares of RWCI from JVII General Partnership for a cash purchase price of $36.37 per share, or $1,767,370,035.64 in total, excluding all related expenses.

1.1.79 "2006 NOTE INDENTURE" means the indenture dated as of 14 February 1996 between the Borrower as issuer and The R-M Trust Company (now CIBC Mellon Trust Company) and Chemical Bank (now JPMorgan Chase Bank) as co-trustees relating to the Borrower's 10.50% senior notes due 2006, without regard, for the purposes of this Agreement, to any amendments related to the definitions from that indenture that are incorporated by reference in this Agreement. Extracts of the 2006 Note Indenture are attached as Schedule G.

1.1.80 "US DOLLARS" and "US $" mean lawful money of the United States of America.


                                   ARTICLE II
                                   THE CREDIT


2.1       AMOUNT AND AVAILMENT OPTIONS

          Upon and subject to the terms and conditions of this Agreement, the Lenders agree to provide a credit for the use of the Borrower in the amount of up to $1,750,000,000 or the equivalent thereof in US Dollars. At the option of the Borrower, the Credit may be used by requesting that Prime Rate Advances, Base Rate Advances or LIBOR Advances be made by the Lenders, or by presenting orders to a Lender for acceptance as Bankers' Acceptances. The Credit is available in a single initial Advance. Any amount of the Credit that is not drawn at the time of the initial Advance will automatically be cancelled and all obligations of the Lenders in relation the undrawn portion of the Credit will automatically be terminated.

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2.2       NON-REVOLVING CREDIT

          The Credit is non-revolving. The principal amount of any Advance under the Credit that is repaid, other than in connection with a conversion or rollover of an Advance, may be not reborrowed.

2.3       USE OF THE CREDIT

          The Credit shall be used to assist the Borrower in financing the Transaction and paying fees to the Lenders in connection with the Credit.

2.4       TERM AND REPAYMENT

          The Credit shall be repaid in full and cancelled on the Maturity Date. In addition, the Credit shall be permanently repaid and cancelled with 100% of the proceeds (net of all related costs of issuance) of all:

          (a) Debt that is issued by RWI, other than Debt described solely in items (iv), (vi) or (vii) of the definition thereof or incurred under the RWI Credit Agreement or RWI's operating credit agreement, in each case for normal course business requirements, and except to the extent that the proceeds must be distributed to minority shareholders of RWCI if distributed to the Borrower;

          (b) Capital Stock or rights to acquire Capital Stock issued by RWCI (except for issuances in the normal course under any existing or future stock option or employee stock purchase plans);

          (c) Debt that is issued by the Borrower, other than Debt described solely in items (iv), (vi) or (vii) of the definition thereof or incurred under the Borrower's operating credit agreement, in each case for normal course business requirements; and

          (d) Capital Stock or rights to acquire Capital Stock issued by the Borrower (except for issuances in the normal course under any existing or future stock option or employee stock purchase plans), except in each of (a) to (d) to the extent that (i) the proceeds arise from a transaction described in the definition of Back to Back Shares or (ii) RWI, RWCI or the Borrower, as applicable, immediately uses the proceeds for a Specified Purpose.

2.5       INTEREST RATES AND FEES

          Interest rates and Bankers' Acceptance fees will be adjusted based on the Adjusted RWI Total Debt Ratio and will be as follows:

         Adjusted RWI                     Prime Rate +            LIBOR +
         Total Debt Ratio                 or Base Rate +          or B/A Fee
         ----------------                 --------------          ----------


         Greater  than or equal to 5.5         2.25                    3.25
         to 1
         Greater  than or equal to 4.5         1.75                    2.75
         to 1 but less than 5.5 to 1
         Greater  than or equal to 3.5         1.25                    2.25
         to 1 but less than 4.5 to 1
         Greater  than or equal to 3.0         0.75                    1.75
         to 1 but less than 3.5 to 1
         Less than 3.0 to 1                    0.50                    1.50

          Each of the margins and fees specified in the above table will increase by 0.25% per annum on 8 April 2005, by a further 0.25% per annum on 8 July 2005 and by a further 0.50% per annum on 8 April 2006.

          All figures represent per cent per annum. Interest on Prime Rate Advances and Base Rate Advances shall be the Prime Rate or Base Rate, respectively, plus the relevant figure shown under "Prime Rate + or Base Rate +" above. The rate for calculation of the Bankers' Acceptance Fee shall be the relevant figure shown under "LIBOR + or B/A Fee" above. Interest on LIBOR Advances shall be the relevant LIBO Rate plus the relevant figure shown under "LIBOR + or B/A Fee" above.

          The Agent shall promptly distribute interest and fees to the Lenders based on their respective Proportionate Shares.

          Any change in the interest rates and fees resulting from a change in the Adjusted RWI Total Debt Ratio shall be effective from and after the earlier of the third Business Day following the date that the most recent Compliance Certificate is delivered which evidences that a change is required by virtue of the provisions hereof, or on which the most recent Compliance Certificate which evidences that a change is required should have been delivered pursuant to
Section 6.3.1(c), where the Borrower has failed to do so. However, should the Agent, on behalf of the Lenders, and the Borrower, determine that a calculation of the Adjusted RWI Total Debt Ratio in a Compliance Certificate is incorrect, the Agent shall advise each of the Lenders of such error and the Borrower and the Lenders agree that, absent manifest error, the interest rates and fees shall be adjusted in accordance with the determination by the Agent and the Borrower and the party obligated to pay money pursuant to such calculation shall pay to the other the amount owing commencing from three Business Days after the date the Compliance Certificate containing such error was or was required to be provided, as set out above. Notwithstanding anything contained in this paragraph, fees relating to Bankers' Acceptances advanced before the effective date of an increase or decrease will not be adjusted.

          Interest rates and fees for the period from the first Advance under this Agreement until the date of receipt by the Agent of a satisfactory Compliance Certificate for the fiscal period ending 30 September 2004 shall be based on the pro forma certificate delivered under Section 3.1.3(b).

          The Borrower shall pay non-refundable upfront fees to the Agent for the account of the Lenders in accordance with the Fee Agreement and the Agent shall promptly distribute those fees to the Lenders. The Borrower shall also pay agency fees to the Agent as agreed with the Agent. The Borrower hereby authorizes the Agent and the Lenders to deduct all such fees payable on or before the first Advance from the proceeds of the first Advance.

2.6       STANDBY FEE

          The Borrower shall pay a standby fee on the daily unadvanced portion of the Credit at a rate of 0.50% per annum. The standby fee shall be calculated daily beginning on 13 October 2004 and shall be payable on the date of the first Advance and, if the first Advance has not then been made, on the first Business Day of each month in respect of the preceding calendar month, beginning on 1 November 2004. The Agent shall promptly distribute standby fees to the Lenders based on their respective Proportionate Shares.

2.7       SECURITY

          The Security includes the following, all in form and substance satisfactory to the Lenders and subject only to Permitted Encumbrances:

          (a) pledges by the Borrower and each Pledgor Subsidiary of all the shares in the Capital Stock of RWCI and Cable owned by the Borrower directly or indirectly, from time to time, except for Back to Back Shares;

          (b) guarantees of the Obligations by each Pledgor Subsidiary, under which recourse is limited to the Pledged Shares of that Pledgor Subsidiary from time to time.

2.8       EXCHANGE RATE FLUCTUATIONS

          If fluctuations in rates of exchange in effect between US Dollars and Cdn. Dollars cause the amount of Advances (expressed in Cdn. Dollars based on the Exchange Rate in effect from time to time) under the Credit to exceed the maximum amount of the Credit permitted herein by five percent or more at any time, the Borrower shall pay the Lenders within three Business Days after demand such amount as is necessary to repay the excess. If the Borrower is unable to do so because LIBOR Periods have not ended or Bankers' Acceptances have not matured, the Borrower shall, within three Business Days after demand, post Cash Collateral in the amount of the excess, which shall form part of the Security and be held until the amount of the excess is paid in full or is less than five percent. If, on the date of any Advance under the Credit (whether by rollover, conversion or otherwise), the amount of Advances (expressed as described above) under the Credit exceeds the maximum amount of the Credit permitted herein because of fluctuations in rates of exchange, the Borrower shall immediately pay the Lenders the excess and shall not be entitled to any Advance that would result in the amount of the Credit being exceeded.

                                  ARTICLE III
                             DISBURSEMENT CONDITIONS


3.1       CONDITIONS PRECEDENT TO INITIAL ADVANCE

          The following conditions precedent must be satisfied at or before the time of the first Advance under this Agreement, unless waived in accordance with
Section 8.7.2. Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be in full force and effect and in form and substance satisfactory to the Lenders.

3.1.1 MATTERS RELATING TO TRANSACTION - The Agent shall have received a certificate of the Borrower attaching copies of all material terms of the Transaction and confirming (a) that the Transaction will be completed concurrently with the first Advance, with the result that the Borrower and any relevant Pledgor Subsidiaries are the owners of over 89% of the issued and outstanding Capital Stock of RWCI, (b) that all conditions of the Transaction have been satisfied or waived and, in the case of conditions that are waived, including explanations of the basis for the waivers, and (c) that the purchase price of the Transaction is $1,767,370,035.64, excluding all related expenses.

3.1.2 OTHER ENCUMBRANCES - The Agent shall have received releases, discharges and postponements (in registrable form where appropriate) covering all Encumbrances affecting the collateral Encumbered by the Security that are not Permitted Encumbrances, and all statements, acknowledgments or other evidence that is reasonably required in respect of other security interests affecting the Property of the Borrower or other parties delivering Security to confirm that the collateral Encumbered by those Encumbrances does not include the collateral Encumbered by the Security or that the Encumbrance is a Permitted Encumbrance.

3.1.3     FINANCIAL INFORMATION - The Agent shall have received:

          (a) the Borrower's audited consolidated financial statements for its fiscal period ended 31 December 2003;

          (b) a Compliance Certificate for the fiscal period ended 30 June 2004 including a pro forma calculation of the Adjusted RWI Total Debt Ratio, taking into account the completion of the Transaction.

3.1.4     SECURITY AND OTHER DOCUMENTS - The Agent shall have received:

          (a) duly executed copies of this Agreement and the Security, duly registered as required;

          (b) certificates representing the Pledged Shares, and executed stock powers of attorney relating to those certificates;

          (c) the Fee Agreement, and payment of all fees required to be paid under the Fee Agreement or to the Agent at or before the time of the first Advance (which shall be deducted from the first Advance);

          (d) acknowledgements from RWCI, its transfer agent, and Cable of receipt of notices of adverse claim in respect of the claim to the Pledged Shares by the Lenders under the Security, and confirmation from those persons that there are no other notices of adverse claim filed with them with respect to the Pledged Shares.

3.1.5     CORPORATE AND OTHER INFORMATION - The Agent shall have received:

          (a) a certificate of each of the Borrower and any Pledgor Subsidiaries with copies of its Constating Documents, a list of officers and directors who are signing Credit Documents on its behalf, with specimens of their signatures, and copies of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Credit Documents;

          (b)  certified copies of the Constating Documents of RWCI and Cable;

          (c) consents that are required from the directors or shareholders of RWCI, if any, and Cable, either in connection with the pledges of Pledged Shares or in connection with any disposition of the Pledged Shares pursuant to the Security.

3.1.6     OPINIONS - The Agent shall have received:

          (a) the opinion of Borden Ladner Gervais LLP, counsel to the Lenders, addressed to the Agent and the Lenders;

          (b) the opinions of Torys LLP, counsel to the Borrower, and any local counsel on whom they rely, addressed to the Agent, the Lenders and Borden Ladner Gervais LLP; Torys LLP shall, among other things, opine (subject to customary limitations) that the acquisition by the Borrower of the RWCI equity interest pursuant to the Transaction will not contravene, conflict with, or result in the breach of any Requirement of Law or with the terms and conditions of specified agreements to which the Borrower is a party.

3.1.7     OTHER MATTERS - The following conditions must be satisfied:

          (a) an amendment to the RWI Credit Agreement must have been executed, or approved by the required lenders thereunder, on terms previously disclosed to the Lenders;

          (b)  the initial Advance must have occurred on or before 8 February
               2005.

3.2       CONDITIONS PRECEDENT TO ALL ADVANCES

          The obligation of the Lenders to make any Advance is subject to the conditions precedent that:

          (a) no Event of Default or Pending Event of Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance;

          (b)  the Agent has received timely notice as required under Section
               4.3;

          (c) all other terms and conditions of this Agreement upon which an Advance may be obtained are fulfilled.


                                   ARTICLE IV
                                    ADVANCES


4.1       EVIDENCE OF INDEBTEDNESS

          The Obligations resulting from Prime Rate Advances, Base Rate Advances, and LIBOR Advances made by the Lenders shall be evidenced by records maintained by the Agent, and by each Lender concerning those Advances it has made. The Agent shall also maintain records of the Obligations resulting from Advances by way of Bankers' Acceptances, and each Lender shall also maintain records relating to Bankers' Acceptances that it has accepted. The records maintained by the Agent shall constitute, in the absence of manifest error, prima facie evidence of the Obligations and all details relating thereto. The failure of the Agent or any Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrower to pay the Obligations in accordance with this Agreement.

4.2       CONVERSIONS

          Subject to the other terms of this Agreement, the Borrower may from time to time convert all or any part of the outstanding amount of any Advance into another form of Advance permitted by this Agreement.

4.3       NOTICE OF ADVANCES AND PAYMENTS

          The Borrower shall give the Agent irrevocable written notice, in the form attached as Schedule A to this Agreement, of any request for any Advance to it under the Credit. The Borrower shall also give the Agent irrevocable written notice in the same form of any payment by it (whether resulting from repayment, prepayment, rollover or conversion) of any Advance under the Credit.

          Notice in respect of a LIBOR Advance or payment thereof shall be given on the third Business Day before the date of Advance or payment. Notice in respect of an Advance by way of Bankers' Acceptance or payment thereof shall be given on the second Business Day before the date of Advance or payment. Notice in respect of a Prime Rate Advance, Base Rate Advance or payment thereof shall be given on the Business Day before any such Advance or payment. Any permanent reduction of the Credit shall only be effective on three Business Days' notice as required by Section 4.4.

          Notices shall be given not later than 1:00 p.m. (Toronto time) on the date for notice. Payments (other than those being made solely from the proceeds of rollovers and conversions) must be made before 1:00 p.m. (Toronto time) on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Business Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

4.4       PREPAYMENTS AND REDUCTIONS

          Subject to giving notice required by Section 4.3, the Borrower may from time to time repay Advances outstanding under the Credit without penalty, except that LIBOR Advances may not be paid before the end of the applicable LIBOR Periods unless the Borrower indemnifies the Lenders for any loss or expense that the Lenders incur as a result, including any breakage costs and Bankers' Acceptances may not be paid before their respective maturity dates.

          The Borrower may from time to time, by giving not less than three Business Days' express written notice to the Agent and paying all accrued and unpaid standby fees to the effective date of cancellation or reduction, irrevocably notify the Agent of the cancellation of the Credit or of the permanent reduction of the committed amount of the Credit by an amount which shall be a minimum of $1,000,000 and a whole multiple of $100,000. The Borrower shall have no right to any increase in the committed amount of the Credit thereafter.

4.5       PRIME RATE, BASE RATE AND LIBOR ADVANCES

          Upon timely fulfilment of all applicable conditions as set forth in this Agreement, the Agent, in accordance with the procedures set forth in
Section 4.8, will make the requested amount of a Prime Rate Advance, Base Rate Advance or LIBOR Advance available to the Borrower on the Drawdown Date requested by the Borrower by crediting the Designated Account with such amount. Each Prime Rate Advance or Base Rate Advance shall be in an aggregate minimum amount of $500,000 or US $500,000, respectively and in a whole multiple of $100,000 or US $100,000, respectively. Each LIBOR Advance shall be in minimum amount of US $5,000,000 and a whole multiple of US $1,000,000. The Borrower shall pay interest to the Agent for the account of the Lenders at the Branch of Account on any such Advances outstanding to it from time to time hereunder at the applicable rate of interest specified in Section 2.5.

          Interest on Prime Rate Advances and Base Rate Advances shall be payable monthly on each Interest Payment Date. Interest on LIBOR Advances shall be payable on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three months, every three months after the date of the relevant LIBOR Advance. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable, both before and after maturity, default and judgment, with interest on overdue interest at the same rate payable on demand. Overdue interest with respect to a LIBOR Advance shall, upon the expiry of the LIBOR Period applicable to such LIBOR Advance, bear interest, payable on demand, calculated at the rates applicable to Base Rate Advances.

          Interest calculated with reference to the Prime Rate shall be calculated monthly on the basis of a calendar year. Interest calculated with reference to the Base Rate shall be calculated monthly on the basis of a year of 360 days. Interest calculated with reference to the LIBO Rate shall be calculated on the basis of a year of 360 days for a term equal to the applicable LIBOR Period or, if a LIBOR Period is longer than three months, every three months. Each rate of interest which is calculated with reference to a period (the "deemed interest period") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

4.6       LIBOR PERIODS

          The Borrower may select, by irrevocable notice to the Agent, LIBOR Periods of one to six months to apply to any particular LIBOR Advance. LIBOR Periods of other lengths shall also be available at the discretion of the Lenders from time to time. No LIBOR Period may end on a date which is not a Business Day, or after the Maturity Date. The Borrower shall from time to time select and give notice to the Agent of the LIBOR Period for a LIBOR Advance which shall commence upon the making of the LIBOR Advance or at the expiry of any outstanding LIBOR Period applicable to a LIBOR Advance that is being rolled over. If the Borrower fails to select and give the Agent notice of a LIBOR Period for a LIBOR Advance in accordance with Section 4.3, the Lenders shall be deemed to have made a Base Rate Advance to the Borrower to replace the maturing LIBO Rate Advance.

          The Borrower shall not at any time have LIBOR Advances outstanding with a number of different maturity dates that is greater than fifteen minus the number of different maturity dates for the Borrower's Bankers' Acceptances that are then outstanding.

4.7       TERMINATION OF LIBOR ADVANCES

          If at any time a Lender determines in good faith and on reasonable grounds (which determination shall be conclusive and binding on the Borrower) that:

          (a) adequate and reasonable means do not exist for ascertaining the LIBO Rate applicable to a LIBOR Advance;

          (b) the LIBO Rate does not adequately reflect the effective cost to the Lender of making or maintaining a LIBOR Advance, except as a result of the Lender failing to obtain a deposit in the amount and for the term of the LIBOR Advance; or

          (c) it cannot readily obtain or retain funds in the London interbank market in order to fund or maintain any LIBOR Advance or cannot otherwise perform its obligations hereunder with respect to any LIBOR Advance, then upon at least four Business Days' written notice by the Agent to the Borrower,

          (d) the right of the Borrower to request LIBOR Advances from that Lender shall be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists, and

          (e) if the Lender is prevented from maintaining a LIBOR Advance, the Borrower shall, at its option, either repay the LIBOR Advances owing by it to that Lender or convert the LIBOR Advances into other forms of Advance which are permitted by this Agreement, and the Borrower shall not be responsible for any loss or expense that the Lender incurs as a result, including breakage costs, notwithstanding that such repayment or conversion does not occur on the last day of a LIBOR Period.

4.8       CO-ORDINATION OF PRIME RATE, BASE RATE AND LIBOR ADVANCES

          Each Lender shall advance its Proportionate Share of each Prime Rate, Base Rate and LIBOR Advance in accordance with the following provisions:

          (a) the Agent shall advise each Lender of its receipt of a notice from the Borrower pursuant to Section 4.3 on the day such notice is received and shall, as soon as possible, advise each Lender of such Lender's Proportionate Share of any Advance requested by the notice;

          (b) each Lender shall deliver its Proportionate Share of the Advance to the Agent not later than 11:00 a.m. (Toronto time) on the Drawdown Date;

          (c) if the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the Borrower the amount delivered by each Lender by crediting the Designated Account, but if the conditions precedent to the Advance are not met by 2:30 p.m. (Toronto time) on the Drawdown Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until such time as the Advance is made; and

          (d) if the Agent determines that a Lender's Proportionate Share of an Advance would not be a whole multiple of $100,000 or US $100,000, as the case may be, the amount to be advanced by that Lender may be increased or reduced by the Agent in its sole discretion to the extent necessary to reflect the requirements of this sub-paragraph.

4.9       EXECUTION OF BANKERS' ACCEPTANCES

          To facilitate the acceptance of Bankers' Acceptances hereunder, the Borrower hereby appoints each Lender as its attorney to sign and endorse on its behalf, as and when considered necessary by the Lender, an appropriate number of orders in the form prescribed by that Lender.

          Each Lender may, at its option, execute any order in handwriting or by the facsimile or mechanical signature of any of its authorized officers, and the Lenders are hereby authorized to accept or pay, as the case may be, any order of the Borrower which purports to bear such a signature notwithstanding that any such individual has ceased to be an authorized officer of the Lender. Any such order or Bankers' Acceptance shall be as valid as if he or she were an authorized officer at the date of issue of the order or Bankers' Acceptance.

          Any order or Bankers' Acceptance signed by a Lender as attorney for the Borrower, whether signed in handwriting or by the facsimile or mechanical signature of an authorized officer of a Lender may be dealt with by the Agent or any Lender to all intents and purposes and shall bind the Borrower as if duly signed and issued by the Borrower.

          The receipt by the Agent of a request for an Advance by way of Bankers' Acceptances shall be each Lender's sufficient authority to execute, and each Lender shall, subject to the terms and conditions of this Agreement, execute orders in accordance with such request and the advice of the Agent given pursuant to Section 4.13, and the orders so executed shall thereupon be deemed to have been presented for acceptance.

4.10      OTHER REFERENCE LENDERS

          If more than one Lender is not a bank named on Schedule I to the Bank Act (Canada) but accepts bankers' acceptances, the Borrower and the Agent shall each designate a different such Lender to be an Other Reference Lender for the purposes of this Agreement.

          If the Commitment of any Other Reference Lender terminates (otherwise than on termination of the entire Commitment hereunder) or is fully assigned or participated pursuant to the provisions of this Agreement or it ceases to accept Bankers' Acceptances in accordance with customary market practice, that Lender shall thereupon cease to be an Other Reference Lender. In that event the Agent (if such Other Reference Lender was originally designated by the Agent) or the Borrower, by notice to the Agent (if such Other Reference Lender was originally designated by the Borrower), shall designate another Lender that is not a bank named on Schedule I to the Bank Act (Canada) but accepts bankers' acceptances as an Other Reference Lender.

          If only one Lender is qualified to be an Other Reference Lender, that Lender shall be deemed to be the Other Reference Lender and the BA Discount Rate for Lenders not named on Schedule I to the Bank Act (Canada) shall be determined on the basis of the discount rate provided by the one qualified Lender. If no Lender is qualified to be an Other Reference Lender, the BA Discount Rate for Lenders not named on Schedule I to the Bank Act (Canada) shall be determined on the basis of the arithmetic average (rounded upwards to the nearest multiple of 1/100 of 1%) of the discount rates applicable to Bankers' Acceptances accepted by the Agent on the applicable Drawdown Date.

4.11      SALE OF BANKERS' ACCEPTANCES

          In each notice requesting an Advance by way of Bankers' Acceptances, the Borrower shall irrevocably designate whether (a) it shall be the responsibility of the Borrower to arrange, in accordance with normal market practice, for the sale on each Drawdown Date of the Bankers' Acceptances issued by the Borrower or (b) it shall be the responsibility of each Lender to arrange, in accordance with normal market practice, for the sale on each Drawdown Date of the Bankers' Acceptances to be accepted by that Lender, failing which the Lender shall purchase its Bankers' Acceptances.

          If the Borrower designates that it shall be the responsibility of the Borrower to arrange for the sale of the Bankers' Acceptances, the Borrower shall advise the Agent (which shall promptly give the relevant particulars to each Lender) as soon as possible and in any event not later than 10:00 a.m. (Toronto time) on the Drawdown Date of the terms and maturity dates (which shall be identical for all Lenders) and the purchaser and price payable for each such Bankers' Acceptance.

          In accordance with the procedures set forth in Section 4.13, the Agent will make the net proceeds of the requested Advance by way of Bankers' Acceptances received by it from the Lenders available to the Borrower on the Drawdown Date by crediting the Designated Account with such amount.

          Notwithstanding the foregoing, if in the determination of the Majority Lenders acting reasonably a market for Bankers' Acceptances does not exist at any time, or the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers' Acceptances or perform their other obligations under this Agreement with respect to Bankers' Acceptances, then upon at least four days' written notice by the Agent to the Borrower, the Borrower's right to request Advances by way of Bankers' Acceptances shall be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists.

4.12      SIZE AND MATURITY OF BANKERS' ACCEPTANCES AND ROLLOVERS

          Each Advance of Bankers' Acceptances shall be in a minimum amount of $5,000,000 and in a whole multiple of $500,000, and each Bankers' Acceptance shall be in the amount of $1000 or whole multiples thereof. Each Bankers' Acceptance shall have a term of one to six months after the date of acceptance of the order by a Lender, but no Bankers' Acceptance may mature on a date which is not a Business Day or on a date which is later than the Maturity Date. The face amount at maturity of a Bankers' Acceptance may be renewed as a Bankers' Acceptance or converted into another form of Advance permitted by this Agreement.

          The Borrower shall not at any time have Bankers' Acceptances outstanding with a number of different maturity dates that is greater than fifteen minus the number of different maturity dates for the Borrower's LIBOR Advances that are then outstanding.

4.13      CO-ORDINATION OF BA ADVANCES

          Each Lender shall advance its Proportionate Share of each Advance by way of Bankers' Acceptances in accordance with the provisions set forth below.

4.13.1 The Agent, promptly following receipt of a notice from the Borrower pursuant to Section 4.3 requesting an Advance by way of Bankers' Acceptances, shall advise each Lender of the aggregate face amount and term(s) of the Bankers' Acceptances to be accepted by it, which term(s) shall be identical for all Lenders. The aggregate face amount of Bankers' Acceptances to be accepted by a Lender shall be determined by the Agent by reference to the respective Commitments of the Lenders, except that, if the face amount of a Bankers' Acceptance would not be $1000 or a whole multiple thereof, the face amount shall be increased or reduced by the Agent in its sole discretion to the nearest whole multiple of $1000.

4.13.2 Information concerning the term, maturity date and price payable for Bankers' Acceptances and, if applicable, the identity of purchasers of Bankers' Acceptances shall be provided by the Borrower to the Agent and by the Agent to the Lenders in accordance with Section 4.11.

4.13.3 Each Lender shall transfer to the Agent at the Branch of Account for value on each Drawdown Date immediately available Cdn. Dollars in an aggregate amount equal to the BA Discount Proceeds of all Bankers' Acceptances accepted and sold or purchased by the Lender on such Drawdown Date net of the applicable Bankers' Acceptance Fee and net of the amount required to pay any of its previously accepted Bankers' Acceptances that are maturing on the Drawdown Date or any of its other Advances that are being converted to Bankers' Acceptances on the Drawdown Date.

4.13.4 If the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the Borrower the amount delivered by each Lender by crediting the Designated Account before 2:00 p.m. (Toronto time) on the Drawdown Date, but if the conditions precedent to the Advance are not met by 2:00 p.m. (Toronto time) on the Drawdown Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until such time as the Advance is made.

4.13.5 Notwithstanding any other provision hereof, for the purpose of determining the amount to be transferred by a Lender to the Agent for the account of the Borrower in respect of the sale of any Bankers' Acceptance issued by the Borrower and accepted by such Lender, the proceeds of sale thereof shall be deemed to be an amount equal to the BA Discount Proceeds calculated with respect thereto. Accordingly, in respect of any particular Bankers' Acceptance accepted by it, a Lender in addition to its entitlement to retain the applicable Bankers' Acceptance Fee for its own account shall be entitled to retain for its own account the amount, if any, by which the actual proceeds of sale thereof exceed the BA Discount Proceeds calculated with respect thereto, and shall be required to pay out of its own funds the amount, if any, by which the actual proceeds of sale thereof are less than the BA Discount Proceeds calculated with respect thereto.

4.14      NON BA LENDER

          Whenever the Borrower requests an Advance that includes Bankers' Acceptances, each Lender that is not permitted by applicable law or by customary market practice to accept a Bankers' Acceptance (a "Non BA Lender") shall, in lieu of accepting its pro rata amount of such Bankers' Acceptances, make available to the Borrower on the Drawdown Date a loan (a "BA Equivalent Loan") in Canadian Dollars and in an amount equal to the BA Discount Proceeds of the Bankers' Acceptances that the Non BA Lender would have been required to accept on the Drawdown Date if it were able to accept Bankers' Acceptances. Each Non BA Lender shall also be entitled to deduct from the BA Equivalent Loan an amount equal to the Bankers Acceptance Fee that would have been applicable had it been able to accept Bankers' Acceptances. The BA Equivalent Loan shall have a term equal to the term of the Bankers' Acceptances that the Non BA Lender would otherwise have accepted and the Borrower shall, at the end of that term, be obligated to pay the Non BA Lender an amount equal to the aggregate face amount of the Bankers' Acceptances that it would otherwise have accepted. All provisions of this Agreement applicable to Bankers' Acceptances and Lenders that accept Bankers' Acceptances shall apply mutatis mutandis to BA Equivalent Loans and Non BA Lenders and, without limiting the foregoing, Advances shall include BA Equivalent Loans.

4.15      PAYMENT OF BANKERS' ACCEPTANCES

          The Borrower shall provide for the payment to the Agent at the Branch of Account for the account of the applicable Lenders of the full face amount of each Bankers' Acceptance accepted for its account on the earlier of (i) the date of maturity of a Bankers' Acceptance and (ii) the date on which any Obligations become due and payable pursuant to Section 7.2. The Lenders shall be entitled to recover interest from the Borrower at a rate of interest per annum equal to the rate applicable to Prime Rate Advances under the Credit under which the Bankers' Acceptance was issued, compounded monthly, upon any amount payment of which has not been provided for by the Borrower in accordance with this Section. Interest shall be calculated from and including the date of maturity of each Bankers' Acceptance up to but excluding the date such payment, and all interest thereon, both before and after demand, default and judgment, is provided for by the Borrower.

          If the Borrower provides cash in response to any Obligations becoming due and payable under Section 7.2, it shall be entitled to receive interest on the cash provided in accordance with Section 10.15 as long as the cash is held as Cash Collateral.

4.16      DEEMED ADVANCE - BANKERS' ACCEPTANCES

          Except for amounts which are paid from the proceeds of a rollover of a Bankers' Acceptance or for which payment has otherwise been funded by the Borrower, any amount which a Lender pays to any third party on or after the date of maturity of a Bankers' Acceptance in satisfaction thereof or which is owing to the Lender in respect of such a Bankers' Acceptance on or after the date of maturity of such a Bankers' Acceptance, shall be deemed to be a Prime Rate Advance to the Borrower under this Agreement. Each Lender shall forthwith give notice of the making of such a Prime Rate Advance to the Borrower and the Agent (which shall promptly give similar notice to the other Lenders). Interest shall be payable on such Prime Rate Advances in accordance with the terms applicable to Prime Rate Advances.

4.17      WAIVER

          The Borrower shall not claim from a Lender any days of grace for the payment at maturity of any Bankers' Acceptances presented and accepted by the Lender pursuant to this Agreement. The Borrower waives any defence to payment which might otherwise exist if for any reason a Bankers' Acceptance shall be held by a Lender in its own right at the maturity thereof, and the doctrine of merger shall not apply to any Bankers' Acceptance that is at any time held by a Lender in its own right.

4.18      DEGREE OF CARE

          Any executed orders to be used as Bankers' Acceptances shall be held in safekeeping with the same degree of care as if they were the Lender's own property, and shall be kept at the place at which such orders are ordinarily held by such Lender.

4.19      INDEMNITY

          The Borrower shall indemnify and hold the Lenders, and each of them, harmless from any loss, cost, damage or expense with respect to any Bankers' Acceptance dealt with by the Lenders for the Borrower's account, but shall not be obliged to indemnify a Lender for any loss, cost, damage or expense caused by the negligence or wilful misconduct of that Lender.

4.20      OBLIGATIONS ABSOLUTE

          The obligations of the Borrower with respect to Bankers' Acceptances under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

          (i) any lack of validity or enforceability of any order accepted by a Lender as a Bankers' Acceptance; or

          (ii) the existence of any claim, set-off, defence or other right which the Borrower may have at any time against the holder of a Bankers' Acceptance, a Lender or any other person or entity, whether in connection with this Agreement or otherwise.

4.21      SHORTFALL ON DRAWDOWNS, ROLLOVERS AND CONVERSIONS

          The Borrower agrees that:

          (a) the difference between the amount of an Advance requested by the Borrower by way of Bankers' Acceptances and the actual proceeds of the Bankers' Acceptances;

          (b) the difference between the actual proceeds of a Bankers' Acceptance and the amount required to pay a maturing Bankers' Acceptance, if a Bankers' Acceptance is being rolled over; and

          (c) the difference between the actual proceeds of a Bankers' Acceptance and the amount required to repay any Advance which is being converted to a Bankers' Acceptance;

shall be funded and paid by the Borrower from its own resources, by 11:00 a.m. on the day of the Advance or may be advanced as a Prime Rate Advance under the Credit if the Borrower is otherwise entitled to an Advance under the Credit.

4.22      PROHIBITED USE OF BANKERS' ACCEPTANCES

          The Borrower shall not enter into any agreement or arrangement of any kind with any person to whom Bankers' Acceptances have been delivered whereby the Borrower undertakes to replace such Bankers' Acceptances on a continuing basis with other Bankers' Acceptances, nor shall the Borrower directly or indirectly take, use or provide Bankers' Acceptances as security for loans or advances from any other person.

4.23      PROHIBITED RATES OF INTEREST

          It is the intention of the parties to comply with applicable usury laws now or hereafter enacted. Accordingly, notwithstanding any other provisions of this Agreement or any other Credit Document, in no event shall any Credit Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terms "interest" and "criminal rate" are defined under the Criminal Code (Canada). Where more than one such law is applicable to the Borrower, the Borrower shall not be obliged to make payment in an amount or at a rate higher than the lowest amount or rate permitted by such laws. If from any circumstances whatever, fulfilment of any provision of any Credit Document shall involve transcending the limit of validity prescribed by applicable law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstances the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Credit Document in an amount that would exceed the highest lawful rate of interest permitted by applicable law, such amount that would be excessive interest shall be applied to the reduction of the principal amount of the Credit, and not to the payment of interest, or if such excessive interest exceeds the unpaid principal balance of the Credit, the amount exceeding the unpaid balance shall be refunded to the Borrower. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Borrower, the Agent and the Lenders shall, to the maximum extent permitted by applicable law, characterize any non-principal payment as an expense, fee or premium rather than as interest, exclude voluntary prepayments and the effects thereof, amortize, prorate, allocate and spread the total amount of interest throughout the term of such indebtedness so that interest thereon does not exceed the maximum amount permitted by applicable law, and/or allocate interest between portions of such indebtedness to the end that no such portion shall bear interest at a rate greater than that permitted by applicable law. For the purposes of the application of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and in the event of any dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purpose of such determination.

                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES


5.1       REPRESENTATIONS AND WARRANTIES

          The Borrower represents and warrants to the Lenders as specified below. Each representation and warranty below is made by the Borrower as to itself and, except as to Sections 5.1.3(b), 5.1.3(c), 5.1.5(b) and 5.1.5(c), as to each Pledgor Subsidiary.

5.1.1     CORPORATE MATTERS

          (a) It is a duly incorporated or amalgamated and validly existing corporation and has the power and authority to enter into and perform its obligations under the Credit Documents and the documents relating to the Transaction to which it is or will be a party, to own its Property and to carry on the business in which it is engaged.

          (b) It is in compliance with the requirements for carrying on business in all jurisdictions in which it carries on business, and has any Permits required as of the date hereof, to enter into and perform its obligations under the Credit Documents and the documents relating to the Transaction to which it is or will be a party, to own its Property and to carry on the business in which it is engaged, except to the extent that the non-compliance or absence of Permits would not have a material adverse effect on its ability to do so.

          (c) The entering into and the performance by it of the Credit Documents and the documents relating to the Transaction to which it is or will be a party have been duly authorized by all necessary corporate action on its part, do not and will not violate its Constating Documents, any Requirement of Law, any Permit or any material Contract to which it is a party, and will not result in the creation of any Encumbrance on any of its Property, other than pursuant to the Security, will not require it to create any Encumbrance on any of its Property other than the Security and will not result in the forfeiture of any of its Property.

          (d) Its Constating Documents do not restrict the power of its directors to borrow money, to give financial assistance by way of loan, guarantee or otherwise, or to encumber any or all of its present and future Property to secure the Obligations, except for restrictions under any Constating Document which have been complied with in connection with the Credit Documents.

          (e) It is not in violation of any term of its Constating Documents and is not in violation of any Requirement of Law, Permit or Contract, the violation of which would materially and adversely affect its ability to own its Property and conduct its business, nor will its execution, delivery and performance of the Credit Documents and the documents relating to the Transaction to which it is a party result in any such violation.

5.1.2     CREDIT DOCUMENTS

          (a) The Credit Documents to which it is or will be a party have been or will be duly executed and delivered by it and, when executed and delivered, will constitute legal, valid and binding obligations enforceable against it in accordance with their respective terms, subject to the availability of equitable remedies, the effect of bankruptcy, insolvency and similar laws affecting the rights of creditors generally, and other qualifications contained in the legal opinion of the Borrower's Counsel.

          (b) No Event of Default or Pending Event of Default has occurred and is continuing.

          (c) From and after the date on which the relevant Security is delivered, the Lenders will have legal, valid and enforceable security upon the Pledged Shares (as to which it has a good and marketable title) subject only to Permitted Encumbrances, the availability of equitable remedies, the effect of bankruptcy, insolvency and similar laws affecting the rights of creditors generally, and other qualifications contained in the legal opinion of the Borrower's counsel.

5.1.3     LITIGATION, FINANCIAL STATEMENTS ETC.

          (a) As of the date of execution of this Agreement, there are no litigation, arbitration or administrative proceedings or industrial or labour disputes outstanding and, to its knowledge after having made reasonable inquiry, there are no proceedings or disputes pending or threatened, against it which, in either case, could materially and adversely affect its ability to perform its obligations under the Credit Documents.

          (b) All of the quarterly and annual financial statements of the Borrower which have been furnished to the Lenders, or any of them, in connection with this Agreement are complete and, to its knowledge after reasonable inquiry, fairly present its financial position as of the dates referred to therein and have been prepared in accordance with GAAP except, in the case of quarterly financial statements, certain notes to the statements and normal year-end audit adjustments required by GAAP are not included.

          (c) As of the date of execution of this Agreement, it has no liabilities (contingent or other) or other obligations of the type required to be included in the consolidated financial statements of the Borrower in accordance with GAAP which are not fully included on the Borrower's audited financial statements provided to the Lenders for its fiscal year ended 31 December 2003, other than liabilities and obligations disclosed in quarterly financial and other public filings since 31 December 2003 or incurred thereafter in the ordinary course of its business, and the Obligations.

          (d) It is not in default under any of the Permitted Encumbrances to an extent that would materially and adversely affect its financial position or its ability to carry on its business or perform its obligations under the Credit Documents to which it is or will be a party.

          (e) There is no fact that it has not disclosed to the Agent and the Lenders in writing that materially adversely affects its ability to perform its obligations under the Credit Documents to which it is a party.

5.1.4     TRANSACTION

          (a) There are no Permits that are required or desirable in connection with or as a result of the Transaction, except for filings referred to in the purchase agreement for the Transaction, all of which have been made or will be made promptly after completion of the Transaction.

5.1.5     PROPERTY AND CAPITAL STOCK

          (a) Its registered office is located in British Columbia and its chief executive office is located in Toronto, Ontario.

          (b) As of 13 October 2004, the Pledged Shares of RWCI are validly issued as fully paid and non-assessable Capital Stock and represent over 89% of the issued and outstanding Capital Stock of RWCI.

          (c) The Pledged Shares of Cable are validly issued as fully paid and non-assessable Capital Stock and represent 100% of the issued and outstanding Capital Stock of Cable, excluding Back to Back Shares (none of which are outstanding at the date of this Agreement).

          (d) The consents of the shareholders or directors of the respective issuers of Pledged Shares that will be delivered at or before the time that the Pledged Shares each has issued become part of the Security are the only consents that are necessary or desirable in connection with the pledges of those Pledged Shares as part of the Security (including the enforcement of the pledges), and will be kept in full force and effect as long as they remain necessary or desirable.

5.2       SURVIVAL OF REPRESENTATIONS AND WARRANTIES

          Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Credit Documents, and shall be deemed to be repeated as of the date of each Advance (including any deemed Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Lenders in writing and accepted by the Majority Lenders, acting reasonably. The Lenders shall be deemed to have relied upon such representations and warranties at each such time as a condition of making an Advance hereunder or continuing to extend the Credit hereunder.

                                   ARTICLE VI
                            COVENANTS AND CONDITIONS


6.1       FINANCIAL COVENANTS

6.1.1 The Borrower shall ensure that its Consolidated Debt to Annualized Operating Cash Flow Ratio does not exceed 8.00 to 1 at the end of any of its Fiscal Quarters.

6.1.2 The Borrower shall ensure that the Adjusted RWI Total Debt Ratio does not exceed 6.50 to 1 at the end of each of its Fiscal Quarters to and including 31 December 2005 and does not exceed 6.25 to 1 at the end of each of its Fiscal Quarters thereafter.

6.1.3 The Borrower shall ensure that the Adjusted RWI Senior Debt Ratio does not exceed 5.50 to 1 at the end of each of its Fiscal Quarters to and including 31 December 2005 and does not exceed 5.25 to 1 at the end of each of its Fiscal Quarters thereafter.

6.1.4 The Borrower shall ensure that the Adjusted RWI Interest Coverage Ratio exceeds 1.75 to 1 at the end of each of its Fiscal Quarters.

6.2       POSITIVE COVENANTS

          During the term of this Agreement, the Borrower shall perform, and (except as to Section 6.2.1(a)) shall cause each Pledgor Subsidiary to perform, the covenants specified below.

6.2.1     PAYMENT; OPERATION OF BUSINESS

          (a) It shall duly and punctually pay the Obligations at the times and places and in the manner required by the terms thereof.

          (b) It shall operate its business in compliance in all material respects with all applicable Requirements of Law (including but not limited to those regarding ownership of persons carrying on the type of business that it carries on) and its material Contracts and material Permits.

          (c) It shall maintain in good standing and shall obtain, as and when required, all Permits and Contracts which may be material to permit it to acquire, own, operate and maintain its business and Property and perform its obligations under the Credit Documents to which it is or will be a party.

6.2.2     INSPECTION

          It shall at all reasonable times and from time to time upon reasonable notice, permit representatives of the Lenders to inspect any of its Property and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrower, provided that:

          (a) the Lenders' exercise of their rights under this paragraph does not unreasonably interfere with its operations;

          (b) the Lenders maintain the confidentiality of all information they receive in accordance with usual requirements of banker / customer confidentiality, and do not disclose or use it except for the purposes of this Agreement;

          (c) any representative of a Lender who is not an employee of that Lender has executed and delivered an agreement in favour of the Borrower and the Lenders to use any information obtained as a result of any inspection or examination on behalf of a Lender only for the purposes of this Agreement, and has established to the reasonable satisfaction of the Borrower and the Lenders that there is no inherent conflict of interest between the business and clientele of the Borrower and the business and clientele (other than the Lenders) of that representative;

          (d) unless steps have been taken to enforce all or any part of the Security, the Lenders and their representatives shall not be entitled to take copies of any portion of the books, accounts and records of the Borrower or any Pledgor Subsidiary that would identify any particular customer of the Borrower or the usage made by a particular customer or group of customers of the services offered by the Borrower or any Pledgor Subsidiary;

          (e) the examination and inspection does not breach any confidentiality provision of any agreement relating to technological aspects of the computer data banks and hardware and software systems belonging to the Borrower.

6.2.3    INSURANCE

          (a) It shall maintain insurance, to the extent available on commercially reasonable terms, on all its Property with financially sound and reputable insurance companies or associations including all-risk property insurance, comprehensive general liability insurance and business interruption insurance, in amounts and against risks that are customary for a person operating similar Property in a similar location, and shall furnish to the Agent, on written request, satisfactory evidence of the insurance carried.

          (b) Whenever reasonably requested in writing by the Agent, it shall cause certificates evidencing the policies of insurance carried pursuant to this Section to be delivered to the Agent.

          (c) It shall provide the Agent promptly with such other evidence of the insurance as the Lenders may from time to time reasonably require.

6.2.4     TAXES AND WITHHOLDINGS

          It shall pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate proceedings.

6.2.5     OTHER MATTERS

          It shall, immediately upon receipt, deliver to the Agent on behalf of the Lenders, certificates representing all Pledged Shares that it acquires after the date that Pledged Shares are first delivered as part of the Security, together with executed stock powers of attorney relating to those certificates.

6.3       REPORTING AND NOTICE REQUIREMENTS

          During the term of this Agreement, the Borrower shall deliver or cause the delivery of the periodic reports specified below and shall give notices in the circumstances specified below, or cause notices to be given. All financial statements shall be prepared in accordance with GAAP except, in the case of quarterly financial statements, certain notes to the statements and normal year-end audit adjustments required by GAAP are not included.

6.3.1     PERIODIC REPORTS

          (a) The Borrower shall, as soon as practicable and in any event within 60 days of the end of each Fiscal Quarter (including the fourth Fiscal Quarter), cause to be prepared and delivered to the Lenders, interim unaudited consolidated and unconsolidated financial statements of the Borrower as at the end of such Fiscal Quarter including, without limitation, balance sheet, statement of income and retained earnings and statement of cash flows.

          (b) The Borrower shall, as soon as practicable and in any event within 120 days after the end of the Borrower's fiscal year, cause consolidated and unconsolidated annual financial statements of the Borrower to be prepared and delivered to the Lenders including, without limitation, balance sheet, statement of income and retained earnings and statement of cash flows for such fiscal year, which shall be audited by an internationally recognized accounting firm.

          (c) The Borrower shall, concurrently with the delivery of its quarterly financial statements, provide the Lenders with a Compliance Certificate.

          The Borrower shall promptly provide each of the Lenders with all other information reasonably requested by the Lenders from time to time concerning the business, financial condition and Property of the Borrower, RWCI and RWI.

6.3.2     REQUIREMENTS FOR NOTICE

          (a) The Borrower shall promptly notify the Lenders of any Event of Default or Pending Event of Default of which it becomes aware, using reasonable diligence.

          (b) The Borrower shall promptly notify the Lenders on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding, labour or industrial dispute or other circumstance affecting it, the result of which if determined adversely would have a material and adverse effect on its ability to perform its obligations under this Agreement, or the Credit Documents to which it is a party, and shall from time to time provide the Lenders with all reasonable information requested by any of the Lenders concerning the status thereof.

6.4       NEGATIVE COVENANTS

          During the term of this Agreement, the Borrower shall not do any of the things specified in this Section without the prior written consent of the Majority Lenders, or the Lenders in the case of Section 6.4.1.

6.4.1     SPECIAL COVENANTS

          It shall not, and shall not permit any Pledgor Subsidiary to:

          (a) create, incur or assume or suffer to exist or cause or permit any Encumbrance upon or in respect of any of its Property that is Encumbered by the Security, except for Permitted Encumbrances;

          (b) sell, transfer or otherwise dispose of any of its Property that is Encumbered by the Security, except in connection with reorganizations of RWCI for tax planning purposes or reorganizations of Cable, of which the Borrower provides details to the Agent in advance and which do not reduce the Borrower's direct or indirect ownership of RWCI or Cable, as applicable, or adversely affect the Lender's security over the Pledged Shares; or

          (c) do or permit anything to adversely affect the ranking or validity of the Security except by incurring a Permitted Encumbrance.

6.4.2     CORPORATE MATTERS

          The Borrower shall not, and (in the case of Sections 6.4.2(a), 6.4.2(b) and 6.4.2(c)) shall not permit any Pledgor Subsidiary to:

          (a) consolidate, amalgamate or merge with any other person, enter into any corporate reorganization, liquidate, wind-up or dissolve itself, or permit RWCI, RWI or Cable to do any of those things, except (i) in connection with reorganizations of RWCI or RWI for tax planning purposes or reorganizations of Cable, (ii) in the case of RWCI and/or RWI, as required in connection with the Microcell Transaction or the purchase of the Capital Stock of RWCI that is not owned by the Borrower, directly or indirectly, immediately after completion of the Transaction, and (iii) in the case of a Pledgor Subsidiary, the amalgamation with, or liquidation, winding-up or dissolution into, the Borrower; provided that the Borrower gives details of any such action to the Agent in advance and any such action does not reduce the Borrower's direct or indirect ownership of RWCI, RWI or Cable or adversely affect the Lenders' security over the Pledged Shares;

          (b) change its name without promptly taking steps to perfect the Security with respect to the change in name;

          (c) permit its chief executive office to be located out of Ontario without promptly taking steps to perfect the Security with respect to the change in location;

          (d) permit the imposition of any contractual restriction on the ability of RWCI or RWI to pay dividends or make other shareholder distributions or to make payments on its indebtedness to its shareholders, other than restrictions pursuant to RWI's public debt indentures as they exist at the date of this Agreement and the RWI Credit Agreement;

          (e) permit RWCI to sell, transfer or otherwise dispose of, or create, incur, assume or suffer to exist or cause or permit any Encumbrance upon or in respect of, any of its Capital Stock in RWI, except for any disposition in connection with reorganizations of RWCI or RWI for tax planning purposes of which the Borrower provides details to the Agent in advance and which do not reduce the Borrower's direct or indirect ownership of RWI, nor shall it permit any person other than RWCI to own Capital Stock of RWI, except for Back to Back Shares or pursuant to reorganizations of RWCI or RWI for tax planning purposes of which the Borrower provides details to the Agent in advance and which do not reduce the Borrower's direct or indirect ownership of RWI; or

          (f) permit RWCI to incur any Debt other than Debt the proceeds of which (net of all related costs of issuance) are immediately used for a Specified Purpose.


                                  ARTICLE VII
                                     DEFAULT


7.1       EVENTS OF DEFAULT

          Each of the following events shall constitute an Event of Default under this Agreement:

          (a) the Borrower fails to pay any amount of principal or interest (including any amount relating to a Bankers' Acceptance) within three days of when due or, to pay fees or other Obligations (apart from principal and interest) within five days of when due; or

          (b) the Borrower or any Pledgor Subsidiary makes any representation or warranty under any of the Credit Documents which is incorrect or incomplete in any material respect when made or deemed to be made, and which is not corrected within ten Business Days after the Agent, for and on behalf of the Lenders, gives notice thereof; or

          (c) the Borrower ceases or threatens to cease to carry on its business or admits its inability or fails to pay its debts generally; or

          (d) the Borrower or any Subsidiary of the Borrower (other than Microcell Telecommunications Inc. or its Subsidiaries, for a period of 60 days after they become Subsidiaries of the Borrower) permits any default under one or more agreements or instruments relating to its Debt other than the Obligations or permits any other event to occur and to continue without being waived or cured after any applicable grace period specified in such agreements or instruments, if as a result of one or more of such events the date on which Debt in an aggregate amount of $10,000,000 or more becomes due is accelerated, or the Borrower fails to pay Debt in an aggregate amount of $10,000,000 or more when due; or

          (e) a default occurs under the terms of any existing or future public debt indenture of RWI in respect of any financial leverage covenant which is calculated by dividing debt by operating cash flow (or EBITDA), but only if operating cash flow (or EBITDA) is calculated on an annualized basis by multiplying by four the operating cash flow (or EBITDA) for RWI's most recently completed fiscal quarter, whether or not demand, acceleration or any other action occurs as a result; or

          (f)  there is a Change of Control of the Borrower; or

          (g) the Borrower, RWCI or a Pledgor Subsidiary becomes a bankrupt (voluntarily or involuntarily); or becomes subject to any proceeding seeking liquidation, arrangement, relief of creditors or the appointment of a receiver or trustee over, or any judgment or order which has or might have a material and adverse effect on, any material part of its Property, and such proceeding, if instituted against the Borrower, or such judgment or order, is not contested diligently, in good faith and on a timely basis and dismissed or stayed within 45 days of its commencement or issuance; or

          (h) the Borrower or any Pledgor Subsidiary denies, to any material extent, its obligations under the Credit Documents or claims any of the Credit Documents to be invalid or withdrawn in whole or in part; or any of the Credit Documents is invalidated in any material respect by any act, regulation or governmental action or is determined to be invalid in any material respect by a court or other judicial entity and such determination has not been stayed pending appeal; or

          (i) a final judgment, writ of execution, garnishment or attachment or similar process is issued or levied in an amount of $10,000,000 or more against any of the Property of the Borrower, RWCI or a Pledgor Subsidiary and is not released, bonded, satisfied, discharged, vacated, stayed or accepted for payment by an insurer within 45 days after its entry, commencement or levy; or

          (j) an Encumbrancer takes possession of all or a substantial portion of the Property of the Borrower, RWCI or a Pledgor Subsidiary by appointment of a receiver, receiver and manager, or otherwise; or

          (k) there is a breach of any other provision of any of the Credit Documents and such breach is not corrected or otherwise satisfied within 30 days after the Agent, for and on behalf of the Lenders, gives written notice thereof.

7.2       ACCELERATION AND TERMINATION OF RIGHTS

          If any Event of Default occurs, no Lender shall be under any further obligation to make Advances and the Majority Lenders may instruct the Agent to give notice to the Borrower declaring the Lenders' obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, declaring the Obligations or any of them to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, and/or demanding that the Borrower deposit forthwith with the Agent for the Lenders' benefit Cash Collateral equal to the full principal amount at maturity of all Bankers' Acceptances then outstanding for its account.

7.3       PAYMENT OF BANKERS' ACCEPTANCES

          Immediately upon any Obligations becoming due and payable under
Section 7.2, the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Agent for the Lenders' benefit Cash Collateral equal to the full principal amount at maturity of all Bankers' Acceptances then outstanding for its account and the Borrower hereby unconditionally promises and agrees to deposit with the Agent immediately upon such demand Cash Collateral in the amount so demanded. The Borrower authorizes the Lenders, or any of them, to debit its accounts with the amount required to pay such Bankers' Acceptances, notwithstanding that such Bankers' Acceptances may be held by the Lenders, or any of them, in their own right at maturity. Amounts paid to the Agent pursuant to such a demand in respect of Bankers' Acceptances shall be applied against, and shall reduce, pro rata among the Lenders, to the extent of the amounts paid to the Agent in respect of Bankers' Acceptances, the obligations of the Borrower to pay amounts then or thereafter payable under Bankers' Acceptances at the times amounts become payable thereunder.

          The Borrower shall be entitled to receive interest on cash held as Cash Collateral in accordance with Section 10.15.

7.4       REMEDIES

          Upon the occurrence of any event by which any of the Obligations become due and payable under Section 7.2, the Security shall become immediately enforceable and the Majority Lenders may instruct the Agent to take such action or proceedings on behalf of the Lenders and in compliance with applicable Requirements of Law as the Majority Lenders in their sole discretion deem expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower.

7.5       SAVING

          The Lenders shall not be under any obligation to the Borrower or any other person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. The Lenders shall not be responsible or liable to the Borrower or any other person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of that Lender.

7.6       PERFORM OBLIGATIONS

          If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Agent and/or the Lenders in respect of the foregoing shall be secured by the Security.

7.7       THIRD PARTIES

          No person dealing with the Lenders or any agent of the Lenders shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lenders are purporting to exercise have become exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

7.8       POWER OF ATTORNEY

          Effective upon occurrence of an Event of Default, the Borrower hereby constitutes and appoints any Vice-President, Managing Director or more senior officer of the Agent its due and lawful attorney with full power of substitution in its name and on its behalf, during the continuance of an Event of Default, to enforce any right, title or interest of the Lenders in, to or under the Security or any part thereof or any obligation to the Borrower or remedy available to the Borrower. This appointment is irrevocable to the maximum extent permitted by applicable law.

7.9       REMEDIES CUMULATIVE

          The rights and remedies of the Lenders under the Credit Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lenders may be lawfully entitled for the same default or breach. Any waiver by the Lenders of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lenders shall be deemed not to be a waiver of any subsequent default.

7.10      SET-OFF OR COMPENSATION

          In addition to and not in limitation of any rights now or hereafter granted under applicable law, if the Obligations become due and payable pursuant to Section 7.2, the Lenders, or any of them, may at any time and from time to time without notice to the Borrower or any other person, any notice being expressly waived by the Borrower, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of the Borrower against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.


                                  ARTICLE VIII
                            THE AGENT AND THE LENDERS


8.1       AUTHORIZATION OF AGENT AND RELATIONSHIP

          Each Lender hereby appoints BNS as Agent and BNS hereby accepts such appointment. The appointment may only be terminated as expressly provided in this Agreement. Each Lender hereby authorizes the Agent to take all action on its behalf and to exercise such powers and perform such duties under this Agreement as are expressly delegated to the Agent by its terms, together with all powers reasonably incidental thereto. The Agent shall have only those duties and responsibilities which are of a solely mechanical and administrative nature and which are expressly specified in this Agreement, and it may perform such duties by or through its agents or employees, but shall not by reason of this Agreement have a fiduciary duty in respect of any Lender. As to any matters not expressly provided for by this Agreement, the Agent is not required to exercise any discretion or to take any action, but is required to act or to refrain from acting (and is fully protected in so acting or refraining from acting) upon the instructions of the Lenders or the Majority Lenders, as the case may be. Those instructions shall be binding upon all Lenders, but the Agent is not required to take any action which exposes the Agent to personal liability or which is contrary to this Agreement or applicable law.

          Without limiting the foregoing, each of the Lenders hereby grants to the Agent a power of attorney, for the purposes of laws applicable to the Security from time to time, to sign documents comprising the Security from time to time (as the party accepting the grant of the security), and also grants to the Agent the right to delegate its authority as attorney to any other person, whether or not an officer or employee of the Agent.

8.2       DISCLAIMER OF AGENT

          The Agent makes no representation or warranty, and assumes no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or collectability of this Agreement or any other Credit Document. The Agent assumes no responsibility for the financial condition of the Borrower, or for the performance of the obligations of the Borrower under this Agreement or any other Credit Document. The Agent assumes no responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by the Borrower to the Agent on behalf of the Lenders. The Agent shall not be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained herein or as to the use of the proceeds of the Credit or (unless the officers or employees of the Lender acting as Agent active in their capacity as officers or employees on the Borrower's accounts have actual knowledge thereof, or have been notified thereof in writing by the Borrower or a Lender) of the existence or possible existence of any Event of Default or Pending Event of Default. Neither the Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them as Agent under or in connection with the Agreement except for its or their own gross negligence or wilful misconduct. With respect to its Commitment, the Lender acting as Agent shall have the same rights and powers hereunder as any other Lender, and may exercise the same as though it were not performing the duties and functions delegated to it as Agent hereunder.

8.3       FAILURE OF LENDER TO FUND

8.3.1 Unless the Agent has actual knowledge that a Lender has not made or will not make available to the Agent for value on a Drawdown Date the applicable amount required from such Lender pursuant to Sections 4.8 or 4.13, the Agent shall be entitled to assume that such amount has been or will be received from such Lender when so due and the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not in fact received by the Agent from such Lender on such Drawdown Date and the Agent has made available a corresponding amount to the Borrower on such Drawdown Date as aforesaid, such Lender shall pay to the Agent on demand an amount equal to the product of (i) the Interbank Reference Rate per annum multiplied by (ii) the amount that should have been paid to the Agent by such Lender on such Drawdown Date and was not, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including such Drawdown Date to but excluding the date on which the amount is received by the Agent from such Lender and the denominator of which is 365. A certificate of the Agent containing details of the amount owing by a Lender under this Section shall be binding and conclusive in the absence of manifest error. If any such amount is not in fact received by the Agent from such Lender on such Drawdown Date, the Agent shall be entitled to recover from the Borrower, on demand, the related amount made available by the Agent to the Borrower as aforesaid together with interest thereon at the applicable rate per annum payable by the Borrower hereunder.

8.3.2 Notwithstanding the provisions of Section 8.3.1, if any Lender fails to make available to the Agent its Proportionate Share of any Advance (such Lender being herein called the "Defaulting Lender"), the Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Defaulting Lender's Proportionate Share of such Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the "Contributing Lenders" and individually called the "Contributing Lender") are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Proportionate Share of such Advance based on the Contributing Lenders' relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Proportionate Share of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Proportionate Share of any Advance as required herein.

8.4       PAYMENTS BY THE BORROWER

          All payments made by or on behalf of the Borrower pursuant to this Agreement shall be made to and received by the Agent and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Except as otherwise provided in this Agreement (including but not limited to Section 8.5), the Agent shall distribute:

          (a) payments of interest in accordance with each Lender's Proportionate Share of the Credit;

          (b) repayments of principal in accordance with each Lender's Proportionate Share of the Credit; and

          (c) all other payments received by the Agent including, without limitation, amounts received upon the realization of Security, in accordance with each Lender's Proportionate Share of the Credit provided, however, that with respect to proceeds of realization, no Lender shall receive an amount in excess of the amounts owing to it in respect of the Obligations.

          If the Agent does not distribute a Lender's share of a payment made by the Borrower to that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Interbank Reference Rate per annum multiplied by (ii) the Lender's share of the amount received by the Agent from the Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365.

8.5       PAYMENTS BY AGENT

8.5.1 For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

          (a) the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

          (b) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender's Proportionate Share of that amount which is the amount actually received by the Agent;

          (c) if any Lender advances more or less than its Proportionate Share of the Credit, such Lender's entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

          (d) if a Lender's Proportionate Share of an Advance has been advanced, or a Lender's Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrower relates, such Lender's entitlement to such payment shall be reduced in proportion to the length of time such Lender's Proportionate Share of the Credit or such Lender's Commitment, as the case may be, has actually been outstanding;

          (e) the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive; and

          (f) upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein.

8.5.2 Unless the Agent has actual knowledge that the Borrower has not made or will not make a payment to the Agent for value on the date in respect of which the Borrower has notified the Agent that the payment will be made, the Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts. If the payment by the Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses, damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result, except for those arising from the Agent's gross negligence or wilful misconduct. A certificate of the Agent with respect to any amount owing by the Borrower under this Section shall be prima facie evidence of the amount owing in the absence of manifest error. If the payment is not received by the Agent from the Borrower within a reasonable time following the disbursement to the Lenders by the Agent, the Lenders shall return the amounts received by them to the Agent with interest at the Interbank Reference Rate.

8.6       DIRECT PAYMENTS

          The Lenders agree among themselves that, except as otherwise provided for in this Agreement (including but not limited to Sections 10.13 and 10.14), and except as necessary to adjust for Advances that are not in each Lender's Proportionate Share under the Credit, all sums received by a Lender relating to this Agreement or by virtue of the Security, whether received by voluntary payment, by the exercise of the right of set-off or compensation or by counterclaim, cross-action or as proceeds of realization of any Security or otherwise, shall be shared by each Lender in its Proportionate Share under the Credit and each Lender undertakes to do all such things as may be reasonably required to give full effect to this Section, including without limitation, the purchase from other Lenders of such notes or a portion thereof by the Lender who has received an amount in excess of its Proportionate Share under the Credit as shall be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share under the Credit with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender shall restore its Proportionate Share under the Credit of such sum to such Lenders, without interest. If any Lender shall obtain any payment of moneys due under this Agreement as referred to above, it shall forthwith remit such payment to the Agent and, upon receipt, the Agent shall distribute such payment in accordance with the provisions of Section 8.5.

8.7       ADMINISTRATION OF THE CREDIT

8.7.1 Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

          (a) before an Advance, ensure that all conditions precedent have been fulfilled in accordance with the terms of this Agreement, subject to Section 8.8.2 and any other applicable terms of this Agreement;

          (b) take delivery of each Lender's Proportionate Share of an Advance and make all Advances hereunder in accordance with the procedures set forth in Sections 4.8 and 4.13;

          (c) use reasonable efforts to collect promptly all sums due and payable by the Borrower pursuant to this Agreement;

          (d) make all payments to the Lenders in accordance with the provisions hereof;

          (e) hold the Security on behalf of the Lenders and take all necessary steps to comply with registration requirements so that the Security remains perfected under applicable laws, but each Lender shall notify the Agent of any circumstance that might affect the perfection of the Security of which the Lender becomes aware;

          (f) hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrower to the Agent, all remittances and payments made by the Agent to the Lenders and all fees or any other sums received by the Agent and, except for accounts, records and documents relating to the fees payable to the Agent for its own account, allow each Lender and their respective advisors to examine such accounts, records and documents at their own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at the Lender's expense;

          (g) except as otherwise specifically provided for in this Agreement, promptly advise each Lender upon receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Borrower to the Agent on behalf of the Lenders pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

          (h) forward to each of the Lenders, upon request and at the expense of the Lender so requesting (other than customary record books which shall be provided at the expense of the Borrower), copies of this Agreement, the Security and other Credit Documents (other than the agreements relating to fees payable by the Borrower to the Agent for its own account);

          (i) promptly forward to each Lender, upon request, an up-to-date loan status report; and

          (j) upon learning of same, promptly advise each Lender in writing of the occurrence of an Event of Default or Pending Event of Default or the occurrence of any event, condition or circumstance which would have a material adverse effect on the Borrower's ability to comply with this Agreement or the Security or of any material adverse information coming to the attention of the Agent (using reasonable efforts) relative to the Security or of the occurrence of any material adverse change in the financial condition or property of the Borrower, provided that, except as aforesaid, the Agent shall be under no duty or obligation whatsoever to provide any notice to the Lenders and further provided that each Lender hereby agrees to notify the Agent of any Event of Default or Pending Event of Default of which it may reasonably become aware.

8.7.2 The Agent may take the following actions only with the prior consent of the Majority Lenders, unless otherwise specified in this Agreement:

          (a) subject to Section 8.7.3, exercise any and all rights of approval conferred upon the Lenders by this Agreement;

          (b) give written notice to the Borrower in respect of any matter in respect of which notice may be required, permitted, necessary or desirable in accordance with or pursuant to this Agreement, promptly after receiving the consent of the Majority Lenders, except that the Agent shall, without direction from the Lenders, immediately give the Borrower notice of any payment that is due or overdue under the terms of this Agreement unless the Agent considers that it should request the direction of the Majority Lenders, in which case the Agent shall promptly request that direction;

          (c) amend, modify or waive any of the terms of this Agreement, including waiver of an Event of Default or Pending Event of Default, if such action is not otherwise provided for in Section 8.7.3;

          (d) declare an Event of Default or take action to enforce performance of the Obligations and to realize upon the Security including the appointment of a receiver, the exercise of powers of distress, lease or sale given by the Security or by law and take foreclosure proceedings and/or pursue any other legal remedy necessary;

          (e)  decide to accelerate the amounts outstanding under the Credit;
               and

          (f) pay insurance premiums, taxes and any other sums as may be reasonably required to protect the interests of the Lenders.

8.7.3 The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise specified herein:

          (a) amend, modify, discharge, terminate or waive any of the terms of the Security;

          (b) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit, amend the purpose of the Credit, reduce the interest rates and similar charges applicable to the Credit, reduce the fees payable with respect to the Credit, extend any date fixed for payment of principal, interest or any other amount relating to the Credit or extend the term of the Credit;

          (c)  amend the definition of "Majority Lenders" or this Section 8.7.3.

          For greater certainty, no Lender's Commitment or Proportionate Share may be amended without the consent of that Lender.

8.7.4 Notwithstanding Sections 8.7.2 and 8.7.3, the Agent may, without the consent of the Lenders, make amendments to the Credit Documents that are for the sole purpose of curing any immaterial or administrative ambiguity, defect or inconsistency, but shall immediately notify the

Lenders of any such action. The Agent may also discharge any Security to the extent necessary to allow the completion of any sale or other disposition of Property permitted by this Agreement.

8.7.5 As between the Borrower, on the one hand, and the Agent and the Lenders, on the other hand:

          (a) all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Majority Lenders shall be binding on each of the Lenders, and the Borrower shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

          (b) all certificates, statements, notices and other documents which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders;

          (c) all payments which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders;

          (d) unless an Event of Default or Pending Event of Default has occurred and is continuing, the Borrower's consent to the appointment of any Successor Agent must be obtained, but the Borrower's consent shall not be unreasonably withheld.

8.8       RIGHTS OF AGENT

8.8.1 In administering the Credit, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

8.8.2 The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Event of Default or Pending Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower's account have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

8.8.3 The Agent may, without any liability to account, accept deposits from and lend money to and generally engage in any kind of banking, or other business with the Borrower, as if it were not the Agent.

8.8.4 Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

8.8.5 The Agent shall be entitled to receive a fee for acting as Agent as agreed between the Agent and the Borrower from time to time.

8.9       ACKNOWLEDGEMENTS, REPRESENTATIONS AND COVENANTS OF LENDERS

8.9.1 It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Borrower. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Borrower under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or
(b) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of the Borrower.

8.9.2 Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing.

8.9.3 Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent for its Proportionate Share of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower. The obligation of the Lenders to indemnify the Agent shall survive the termination of this Agreement and shall be performed by the Lenders promptly upon demand by the Agent.

8.9.4 Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

8.9.5 Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

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                                    - 46 -



8.9.6 Each Lender hereby acknowledges receipt of a copy of this Agreement and the Security (to the extent that the Security has been delivered) and acknowledges that it is satisfied with the form and content of such documents.

8.10      COLLECTIVE ACTION OF THE LENDERS

          Each of the Lenders hereby acknowledges that to the extent permitted by applicable law, the Security and the remedies provided under the Credit Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under the Security are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders or Lenders as required by this Agreement. Accordingly, notwithstanding any of the provisions contained herein or in the Security each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given by the Majority Lenders, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

8.11      SUCCESSOR AGENT

          Subject to the appointment and acceptance of a Successor Agent as provided in this Section, and subject to Section 8.7.5(d), the Agent may resign at any time by giving 30 days' written notice thereof to the Lenders and the Borrower, and may be removed at any time by the Majority Lenders upon 30 days' written notice. Upon receipt of notice by the Lenders of the resignation of the Agent, or upon giving notice of termination to the Agent, the Majority Lenders may, within 21 days, appoint a successor from among the Lenders or, if no Lender is willing to accept such an appointment, from among other banks to which the Bank Act (Canada) applies, which each have combined capital and reserves in excess of $250,000,000, and which have offices in Toronto (the "Successor Agent"). If no Successor Agent has been so appointed and has accepted such appointment within 21 days after the retiring Agent's giving of notice of resignation or receiving of notice of termination, then the retiring Agent may, on behalf of the Lenders, appoint a Successor Agent. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, the retiring Agent shall pay the Successor Agent any unearned portion of any fee paid to the Agent for acting as such, and the Successor Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its further duties and obligations as Agent under this Agreement and the other Credit Documents. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit and be binding upon it as to any actions taken or omitted to be taken by it while it was Agent hereunder.

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                                    - 47 -



8.12      PROVISIONS OPERATIVE BETWEEN LENDERS AND AGENT ONLY

          Except for the provisions of Sections 8.7.5, 8.9.2, 8.9.5, 8.10, 8.11 and 8.12, the provisions of this Article relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Borrower shall not have any rights or obligations under or be entitled to rely for any purpose upon such provisions.


                                   ARTICLE IX
                               ADDITIONAL LENDERS,
                             SUCCESSORS AND ASSIGNS


9.1       SUCCESSORS AND ASSIGNS

9.1.1 The Credit Documents shall be binding upon and enure to the benefit of the Agent, each Lender, the Borrower and their respective successors and permitted assigns, except that the Borrower shall not assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of each Lender.

          The collective rights and obligations of the Lenders under this Agreement are assignable in whole or in part (pro rata) and any Lender shall be entitled to assign in whole or in part its individual rights and obligations hereunder or to permit other financial institutions to participate in the Credit, all in accordance with the provisions of Section 9.2 and the other terms of this Agreement. The Borrower hereby consents to the disclosure of any information relating to the Borrower to any potential Lender or participant provided that the potential Lender or participant agrees in writing to keep the information confidential.

          Each assignment shall be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s) under or in respect of the Credit. No assignment may result in the Commitment of any Lender, determined as of the effective date of the Assignment Agreement with respect to such assignment, being less than $25,000,000.

          Notwithstanding any other provisions of this Agreement, each Lender agrees that it shall not offer to assign or assign or offer to sell or sell participations in any portion of its rights and obligations under this Agreement including, without limitation, any portion of its Commitment, without the prior written consent of the Agent and the Borrower, except that the consent of the Borrower shall not be required if an Event of Default has occurred and is continuing, or in connection with an assignment to any existing Lender. No consent shall be unreasonably withheld. In addition, each Lender agrees that it will not assign any portion of its Commitment to any person who is a "non-resident person" as that term is used in section 212 of the Income Tax Act (Canada), except for an "authorized foreign bank" as that term is used in the Income Tax Act (Canada) that is acquiring the assignment in the course of its Canadian banking business.

          A participation by a Lender of its interest (or a part thereof) hereunder or a payment by a participant to a Lender as a result of the participation will not constitute a payment hereunder to the Lender or an Advance to the Borrower. A payment made by an assignee to an assigning Lender in order for the assignee to assume its Proportionate Share of Advances made by the assigning Lender will reduce the Advances owing by the Borrower to the assigning Lender and will be deemed to be Advances by the assignee to the Borrower as of the date that the payment is made, excluding in each case the effect of any premium or discount.

9.2       ASSIGNMENTS

9.2.1 Subject to Section 9.1 and the other terms of this Agreement, the Lenders collectively or individually may assign to one or more assignees all or a portion of their respective rights and obligations under this Agreement (including, without limitation, all or a portion of their respective Commitments). The parties to each such assignment shall execute and deliver an Assignment Agreement to the Agent, for its consent and recording in the Register and, except in the case of an assignment by the Lenders collectively or an assignment by a Lender to an affiliate of that Lender, shall pay a processing and recording fee of $3000 to the Agent. After such execution, delivery, consent and recording the assignee thereunder shall be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a Lender hereunder and the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default and liabilities arising from its actions before the assignment. In the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto.

9.2.2 The agreements of an assignee contained in an Assignment Agreement shall benefit the assigning Lender thereunder, the other Lenders and the Agent in accordance with the terms of the Assignment Agreement.

9.2.3 The Agent shall maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the Commitment under the Credit of each Lender from time to time (the "Register"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error. The Borrower, the Agent and each of the Lenders may treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any person as a Lender unless it is recorded in the Register as a Lender. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

9.2.4 Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Agent, the Agent shall, if the Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the Agent:

          (a)  record the information contained therein in the Register; and

          (b) give prompt notice thereof to the Borrower and the other Lenders and provide them with an updated version of Schedule D.

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                                    - 49 -



9.3       PARTICIPATIONS

          Each Lender may (subject to the provisions of Section 9.1) sell participations to one or more financial institutions or other persons in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment), but the participant shall not become a Lender and:

          (a) the Lender's obligations under this Agreement (including, without limitation, its Commitment) shall remain unchanged;

          (b) the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

          (c) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement;

          (d) no participant shall have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any person therefrom; and

          (e) each participant shall represent to the Lender that it is not a person that owns or operates a business regulated by the CRTC or an affiliate of such a person.

          Notwithstanding the foregoing, each participant shall have the same benefit, as if it was a Lender, with respect to the rights provided to the Lenders in Section 10.14. Each participant shall also have the right to be provided by the Lender from whom it has obtained its participation with all information relating to the Borrower which is provided to any Lender. Without limiting the foregoing, no participant shall have the benefit of Section 10.13 except to the extent that the Lender from whom it has obtained its participation is itself entitled to compensation under that Section.


                                   ARTICLE X
                            MISCELLANEOUS PROVISIONS


10.1      HEADINGS AND TABLE OF CONTENTS

          The headings of the Articles and Sections and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

10.2      ACCOUNTING TERMS

          Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP.

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                                    - 50 -



10.3      CAPITALIZED TERMS

          All capitalized terms used in any of the Credit Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other document.

10.4      SEVERABILITY

          Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not thereby be affected.

10.5      NUMBER AND GENDER

          Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing any gender include all genders and references to agreements and other contractual instruments shall be deemed to include all present or future amendments, supplements, restatements or replacements thereof or thereto.

10.6      AMENDMENT, SUPPLEMENT OR WAIVER

          No amendment, supplement or waiver of any provision of the Credit Documents, nor any consent to any departure by the Borrower therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Majority Lenders, as the case may be, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Credit Document in question. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by the Borrower of any provision of the Credit Documents or the rights resulting therefrom.

10.7      GOVERNING LAW

          Each of the Credit Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of Ontario and all courts competent to hear appeals therefrom.

10.8      THIS AGREEMENT TO GOVERN

          In the event of any conflict between the terms of this Agreement and the terms of any other Credit Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict.

10.9      PERMITTED ENCUMBRANCES

          The designation of an Encumbrance as a Permitted Encumbrance is not, and shall not be deemed to be, an acknowledgment by the Lenders that the Encumbrance shall have priority over the Security.

10.10     CURRENCY

          All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars.

          Except as otherwise expressly provided in this Agreement, wherever this Agreement contemplates or requires the calculation of the equivalent in one currency of an amount expressed in another currency, the calculation shall be made on the basis of the Exchange Rate at the effective date of the calculation.

10.11     LIABILITY OF LENDERS

          The liability of the Lenders in respect of all matters relating to this Agreement and the other Credit Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Proportionate Shares of any Advance that is requested, and, in the aggregate, to their respective Proportionate Shares of the total amounts of the Credit.

10.12     EXPENSES AND INDEMNITY

          All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lenders, the Agent, or any of them, by the Borrower under this Agreement shall be supplied without cost to the Lenders, the Agent, or any of them. The Borrower shall pay on demand all reasonable third party costs and expenses of the Lenders, or any of them (including, without limitation, the reasonable fees and expenses of counsel for the Lenders and the Agent collectively, but not separately for individual Lenders and the Agent, on a solicitor and own client basis), incurred in connection with the preparation, execution, delivery, administration, periodic review and enforcement of the Credit Documents; obtaining advice as to their rights and responsibilities in connection with the Credit and the Credit Documents; reviewing, inspecting and appraising the collateral that is the subject of the Security at reasonable intervals; and other matters relating to the Credit. Such costs and expenses shall be payable whether or not an Advance is made under this Agreement.

          The Borrower shall indemnify the Lenders, the Agent, and each of them, against any liability, obligation, loss or expense which any of them may sustain or incur as a consequence of any representation or warranty made herein by the Borrower which was incorrect at the time it was made or deemed to have been made, a default by the Borrower in the payment of any sum due from it under or in connection with the Credit Documents (irrespective of whether an Advance is deemed to be made to pay the amount that has not been paid), including, but not limited to, all sums (whether in respect of principal, interest or any other amount) paid or payable to lenders of funds borrowed by the Lenders, the Agent, or any of them, in order to fund the amount of any such unpaid amount to the extent the Lenders, the Agent, or any of them, are not reimbursed pursuant to any other provisions of this Agreement, the failure of the Borrower to complete any Advance or make any payment after notice therefor has been given under this Agreement, the failure of a purchaser of Bankers' Acceptances (other than one of the Lenders) to pay for them in any arrangement for sale made by the Borrower and communicated to the Agent, any other default by the Borrower, and generally, the Lenders and the Agent having entered into this Agreement and the other Credit Documents and made Advances to the Borrower. A certificate of a Lender or the Agent as to the amount of any such loss or expense shall be prima facie evidence as to the amount thereof, in the absence of manifest error provided that the Lender determines the amount owing to it in good faith using any reasonable method and provides a detailed description of its calculation of the amount owing to it.

          The agreements in this Section shall survive the termination of this Agreement and repayment of the Obligations.

10.13     MANNER OF PAYMENT AND TAXES

          All payments to be made by or on behalf of the Borrower (or in the case of upfront fees and indemnity fees, by the Agent or any Lender to another Lender or to an assignee of an interest in the Credit) in connection with the Credit Documents are to be made without set-off, compensation or counterclaim, free and clear of and without deduction for or on account of any Tax, including but not limited to withholding taxes, other than Excluded Taxes, except if such deduction is required by law or the administration thereof. If any Tax, other than Excluded Taxes, is deducted or withheld from any payments under the Credit Documents (including the remittance provided for in this Section), the Borrower shall promptly remit to the Agent for the Lenders' benefit in the currency in which such payment was made, the equivalent of the amount of Tax so deducted or withheld together with the relevant receipt issued by the taxing or other receiving authority. Subject to Section 4.23, if the Borrower is prevented by operation of law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Credit Documents will be increased to such rates as are necessary to yield and remit to the Lenders the principal sum advanced or made available together with interest at the rates specified in the Credit Documents after provision for payment of such Tax.

          If any Lender or the Agent becomes liable for any Tax in the jurisdiction in which the person making a payment under the Credit Documents is located as a result of a payment being made without the required Tax in that jurisdiction having been deducted or withheld, the payer shall indemnify the Lender or the Agent, as the case may be, for such Tax and any interest and penalties thereon, and the indemnity payment shall be increased as necessary so that after the imposition of any Tax in that jurisdiction on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), the Lender or the Agent shall receive the full amount of Taxes, interest and penalties for which it is liable in that jurisdiction as a result of the failure to deduct or withhold Tax.

          If the Borrower makes any payment pursuant to this Section, and any Lender receives any tax benefit under the laws of Canada or any political subdivision thereof that the Lender would not have received had the Borrower not made the payment, the Lender shall pay the Borrower the amount of the tax benefit after it is received, to the extent that the payment by the Lender does not place the Lender in a worse position than it would have been had no payment been made by the Borrower. If the Borrower makes any payment under this Section for the account of a Lender, that Lender shall take reasonable steps to minimize the net amount payable by the Borrower under this Section, but no Lender shall be obliged to disclose any information to the Borrower concerning its income or taxes that is not otherwise publicly available.

10.14     INCREASED COSTS ETC.

          If the introduction of or any change in or in the interpretation of, or any change in the application to the Borrower or any Lender of, any law or any regulation or guideline from any central bank or other governmental authority that is binding on the Borrower or any Lender (whether or not having the force of law), including but not limited to any reserve or special deposit requirement or any Tax (other than Excluded Taxes) or any capital requirement, has due to the Lenders' compliance therewith the effect, directly or indirectly, of (i) increasing the cost to the Lenders, or any of them, of performing their respective obligations hereunder; (ii) reducing any amount received or receivable by the Lenders, or any of them, hereunder or its effective return hereunder or on its capital; or (iii) causing the Lenders, or any of them, to make any payment or to forego any return based on any amount received or receivable by the Lenders, or any of them, hereunder, then upon demand from time to time the Borrower shall pay such amount as shall compensate the Lenders for any such cost, reduction, payment or foregone return that is not fully offset by an increase in the applicable interest rate or rates or fees hereunder. Any certificate of a Lender in respect of the foregoing will be prima facie evidence of the foregoing, except for manifest error, provided that the Lender determines the amounts owing to it in good faith using any reasonable averaging and attribution methods and provides a detailed description of its calculation of the amounts owing to it.

          If any Lender demands compensation under this Section, the Borrower may at any time, upon at least four Business Days' prior notice to that Lender and the Agent, which notice shall be irrevocable, prepay in full, without penalty but subject to the limitations on repayments contained in Section 4.4, the then outstanding Obligations owing to that Lender, including all compensation to the date of repayment. The Commitment of that Lender shall thereupon be cancelled and the Credit permanently reduced accordingly.

10.15     INTEREST ON MISCELLANEOUS AMOUNTS

          If the Borrower fails to pay any amount payable hereunder (other than principal, interest thereon or interest upon interest which is payable as otherwise provided in this Agreement) on the due date, the Borrower shall, on demand, pay interest on such overdue amount to the Agent from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum equal to the sum of the Prime Rate plus 2.0% per annum, compounded monthly.

          If the Borrower deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Lender or Lenders holding the cash shall pay the Borrower interest on the cash while it continues to be held as Cash Collateral at the rate offered by the relevant Lenders from time to time for deposits in the relevant currency of comparable size and term.

10.16     CURRENCY INDEMNITY

          In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Lenders or any of them under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency ("the Judgment Currency") other than the currency payable hereunder or thereunder ("the Agreed Currency"), the party against whom the judgment or order is made shall indemnify and hold the Lenders harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Lenders arising or resulting from any variation as between (i) the Exchange Rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (ii) the Exchange Rate at which each Lender is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Lender on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Borrower hereunder, shall apply irrespective of any indulgence granted by the Lenders, and shall be secured by the Security.

10.17     ADDRESS FOR NOTICE

          Notice to be given under the Credit Documents shall, except as otherwise specifically provided, be in writing addressed to the party for whom it is intended and, unless the law or a specific provision in another Credit Document deems a particular notice to be received earlier, a notice shall not be deemed received until actual receipt thereof by the other party. The addresses of the parties hereto for the purposes hereof shall be the addresses specified beside their respective signatures to this Agreement or on any Assignment Agreement, or such other mailing or telecopier addresses as each party from time to time may notify the others as aforesaid.

10.18     TIME OF THE ESSENCE

          Time shall be of the essence in this Agreement.

10.19     FURTHER ASSURANCES

          The Borrower shall, at the request of the Agent acting on the instructions of the Majority Lenders, do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the Majority Lenders, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.

10.20     TERM OF AGREEMENT

          Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations.

10.21     PAYMENTS ON BUSINESS DAY

          Whenever any payment or performance under the Credit Documents would otherwise be due on a day other than a Business Day, such payment shall be made on the following Business Day, unless the following Business Day is in a different calendar month, in which case the payment shall be made on the preceding Business Day.

10.22     COUNTERPARTS AND FACSIMILE

          This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. For the purposes of this Section, the delivery of a facsimile copy of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement, but the party delivering a facsimile copy shall deliver an original copy of this Agreement as soon as possible after delivering the facsimile copy.

10.23     WAIVER OF JURY TRIAL, CONSEQUENTIAL DAMAGES ETC.

          Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to the Credit Documents, the transactions contemplated thereby or any course of conduct, course of dealing, statements (whether oral or written) or actions of any party (whether based on contract, tort or any other theory).

          No party shall assert, and each party hereby waives (to the fullest extent permitted by applicable law), any claim against any other party on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, the Credit Documents, the transactions contemplated thereby or any course of conduct, course of dealing, statements (whether oral or written) or actions of any party (whether based on contract, tort or any other theory).

          The Borrower acknowledges and agrees that none of the Agent or the Lenders shall have any liability to them in relation to any due diligence investigations conducted by any of them in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to them any information received or facts disclosed by any such investigations. The Borrower further acknowledges and agrees that they are not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to any of the Agent or the Lenders under or in connection with such due diligence investigations.

          Each party hereto certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing provisions and acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the waivers, acknowledgments and certifications in this Section.

10.24     ENTIRE AGREEMENT

          This Agreement and the Fee Agreement constitute the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancel and supersede any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

10.25     DATE OF AGREEMENT

          This Agreement may be referred to as being dated 13 October 2004 or as of 13 October 2004, notwithstanding the actual date of execution.



                         [Note: signature pages follow]

          IN WITNESS OF WHICH, the parties have executed this Agreement

Address For Notice
------------------


                                                     THE BANK OF NOVA SCOTIA
The Bank of Nova Scotia
Corporate Banking -
Communications, Media
& Technology
62nd Floor, 40 King Street West                   By: /s/ S.J. Torrens
Toronto, Ontario                                     --------------------------
M5W 2X6                                              S.J. Torrens
                                                     Managing Director

Attention:  Managing Director
Fax no.:    416-866-2010                          By: /s/ Derek Orange
                                                     --------------------------
                                                     Derek Orange
                                                     Associate Director


[signature page for Credit Agreement dated as of 13 October 2004 relating to Rogers Communications Inc.]

Address For Notice
------------------
                                               THE TORONTO-DOMINION BANK
The Toronto-Dominion Bank
66 Wellington Street West, 8th Floor
Toronto-Dominion Tower                       By: /s/ Edward A. Hopkinson
Toronto, Ontario                                --------------------------
M5K 1A2                                         Name: Edward A. (Ted) Hopkinson
                                                Title: Vice President and
                                                       Director Corporate
                                                       Credit

Attention:  Paul Cunha, Vice President
            Ken McKinnon, Associate          By: /s/ Paul Cunha
            Fax no.:    416-944-5164            --------------------------
                                                Name:  Paul Cunha
                                                Title: Vice President


[signature page for Credit Agreement dated as of 13 October 2004 relating to Rogers Communications Inc.]

Address For Notice
------------------
                                                         BANK OF MONTREAL
Bank of Montreal
1 First Canadian Place
100 King Street West                              By: /s/ Ashor Rao
Toronto, Ontario                                     --------------------------
M5T 1K5                                              Name:  Ashor Rao
                                                     Title: Vice President

Attention:  Asher Rao, Vice President
            Christine Fu, Associate               By:
Fax no.:    416-359-7796                             --------------------------
                                                     Name:
                                                     Title:


[signature page for Credit Agreement dated as of 13 October 2004 relating to Rogers Communications Inc.]

Address For Notice
------------------
                                                  JPMORGAN CHASE BANK, Toronto
                                                  Branch
JPMorgan Chase Bank, Toronto Branch
Royal Bank Plaza, South Tower
200 Bay Street, Suite 1800                        By: /s/ Christine Chan
Toronto, Ontario                                     --------------------------
M5J 2J2                                              Name:  Christine Chan
                                                     Title: Vice President

Attention:  Christine Chan,
            Vice President                        By:
Fax no.:    416-981-9138                             --------------------------
                                                     Name:
                                                     Title:


[signature page for Credit Agreement dated as of 13 October 2004 relating to Rogers Communications Inc.]

Address For Notice
------------------
                                                  CITIBANK, N.A., Canadian
                                                  Branch
Citibank, N.A., Canadian Branch
123 Front Street West
Suite 1000                                        By: /s/ Daljeet Lamba
Toronto, Ontario                                     --------------------------
M5J 2M3                                              Name:  Daljeet Lamba
                                                     Title: Vice President

Attention:   J. Hastings, Managing Director
             D. Lamba, Vice President             By:
Fax no.:     416-947-5802                         -----------------------------
                                                  Name:
                                                  Title:


[signature page for Credit Agreement dated as of 13 October 2004 relating to Rogers Communications Inc.]

Address For Notice
------------------
                                                        ROYAL BANK OF CANADA
Royal Bank of Canada
20 King Street West
7th Floor                                         By: /s/ Noel Curran
Toronto, Ontario                                     --------------------------
M5H 1C4                                              Name:  Noel Curran
                                                     Title: Managing Director

Attention:  N. Curran, Managing Director
Fax no.:  416-842-5320                            By:
                                                     --------------------------
                                                     Name:
                                                     Title:


[signature page for Credit Agreement dated as of 13 October 2004 relating to Rogers Communications Inc.]

Address For Notice
------------------
                                                     THE BANK OF NOVA SCOTIA
The Bank of Nova Scotia                              as Agent
WBO - Loan Operations
720 King Street West, 4th Floor                   By: /s/ Alastair Borthwick
Toronto, Ontario                                     --------------------------
M5V 2T3                                              Name:  Alastair Borthwick
                                                     Title: Director

Attention:  Senior Manager
Fax no.:  416-866-5991                            By: /s/ Peter Crawford
                                                     --------------------------
                                                     Name:  Peter Crawford
                                                     Title: Associate Director
with a copy to:

The Bank of Nova Scotia
Corporate Banking -
Loan Syndications
62nd Floor, 40 King Street West
Toronto, Ontario
M5W 2X6

Attention:  Managing Director
Fax no.:  416-866-3329

[signature page for Credit Agreement dated as of 13 October 2004 relating to Rogers Communications Inc.]

                                                    ROGERS COMMUNICATIONS INC.
Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario
M4W 1G9                                           By: /s/ Alan D. Horn
                                                     --------------------------
                                                     Alan D. Horn
                                                     Vice President, Finance and
                                                     Chief Financial Officer

Attention:  Vice President, Treasurer
Fax no.:  416-935-3598                            By: /s/ M. Lorraine Daly
                                                     --------------------------
                                                     M. Lorraine Daly
                                                     Vice President, Treasurer

[signature page for Credit Agreement dated as of 13 October 2004 relating to Rogers Communications Inc.]

                                   SCHEDULE A

                          NOTICE OF ADVANCE OR PAYMENT

                         [SEE REFERENCE IN SECTION 4.3]


TO:       THE BANK OF NOVA SCOTIA
          WBO - Loan Operations
          720 King Street West
          4th Floor
          Toronto, Ontario
          M5V 2T3

          Attention:  Senior Manager
          Fax No.:  416-866-5991

          We refer to the credit agreement dated as of 13 October 2004 between Rogers Communications Inc. as Borrower, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

          Request for Advance

          Notice is hereby given pursuant to Section 4.3 of the Credit Agreement that the undersigned hereby irrevocably requests that an Advance be made under the Credit as follows:

          (A)  the requested Advance represents the following [CHECK ONE OR
               MORE]:

               initial Advance under the Credit                             (  )
               rollover of existing Advances under the Credit               (  )
               conversion of existing Advances to another type of Advance   (  )

          (B)  the Drawdown Date shall be ______________________

          (a) the Advance shall be in the form of [CHECK ONE OR MORE AND COMPLETE DETAILS]:

                      Prime Rate Advance                                    (  )
                               Amount                       $_________

                      Bankers' Acceptances [DESIGNATE SALE                  (  )
                      ARRANGED BY BORROWER OR BY LENDERS]
                               Face Amount:
                               Amount                       $_________

                      Base Rate Advance                                     (  )
                               Amount                     US$_________

                               Amount                       $_________

                      LIBOR Advance                                         (  )
                               Currency:                     _________
                               Amount:
                               End of LIBOR Period:          _________

          (C) the proceeds of the Advance shall be deposited in [SPECIFY DESIGNATED ACCOUNT]

          The undersigned hereby confirms as follows:

          (a) the representations and warranties made in Section 5.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof, [SUBJECT TO MODIFICATIONS MADE BY THE BORROWER TO THE LENDERS IN WRITING AND ACCEPTED BY THE MAJORITY LENDERS];

          (b) no Pending Event of Default or Event of Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

          (c) the undersigned will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding paragraphs (a) and (b) would not be true if made on the Drawdown Date;

          (d)  all other conditions precedent set out in Section 3.2 [AND
               SECTION 3.1, IN CONNECTION WITH THE INITIAL ADVANCE] of the Credit Agreement have been fulfilled.

          Notice of Payment

          Pursuant to Section 4.3 of the Credit Agreement, the undersigned hereby irrevocably notifies you that a payment will be made under the Credit as follows:

          (a)  the payment represents the following [CHECK ONE OR MORE]:

                  reduction in Advances under the Credit                    (  )
                  payment of existing Advances which will be rolled over
                           as the same type of Advance under the Credit     (  )
                  payment of existing Advances which will be converted to
                           another type of Advance under the Credit         (  )

          (b)  the payment date shall be __________________

          (c) the Advance to be paid shall be in the form of [CHECK ONE OR MORE AND COMPLETE DETAILS]:

                      Prime Rate Advance                                    (  )
                               Amount                        $___________

                      Bankers' Acceptances                                  (  )
                               Face Amount:                   ___________
                               Maturity Date:                 ___________

                      Base Rate Advance                                     (  )
                               Amount                      US$___________

                      LIBOR Advance                                         (  )
                               Currency:                      ___________
                               Amount:                        ___________
                               Start of current LIBOR Period: ___________

DATE ___________________________


                                                     ROGERS COMMUNICATIONS INC.


                                                  By:___________________________
                                                     Name:
                                                     Title:


                                                  By:___________________________
                                                     Name:
                                                     Title:


cc        The Bank of Nova Scotia
          Corporate Banking- Loan Syndications
          62nd Floor
          40 King Street West
          Toronto, Ontario
          M5W 2X6

          Attention:  Managing Director
          Fax No.:  416-866-3329

                                   SCHEDULE B

                             COMPLIANCE CERTIFICATE

                        [SEE REFERENCE IN SECTION 1.1.26]


TO:           THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO:       THE BANK OF NOVA SCOTIA, as Agent

________________________________________________________________________________

          We refer to Section 6.3.1(c) of the credit agreement dated as of 13 October 2004 between Rogers Communications Inc. as Borrower, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

1.        The Borrower hereby certifies that:

          (a) the representations and warranties made in Section 5.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof, subject to modifications made by the Borrower to the Lenders in writing and accepted by the Majority Lenders;

          (b) no Pending Event of Default or Event of Default has occurred and is continuing on the date hereof [OR AS THE CASE MAY BE].

2. The Borrower hereby certifies that, as of the end of its most-recently completed Fiscal Quarter, which ended on _________________,

          (a) the Consolidated Debt to Annualized Operating Cash Flow Ratio is _________________: 1;

          (b)  the Adjusted RWI Total Debt Ratio is ____________: 1;

          (c)  the Adjusted RWI Senior Debt Ratio is ______________: 1;

          (d)  the Adjusted RWI Interest Coverage Ratio is ___________: 1.

3. Based on the Adjusted RWI Total Debt Ratio, the interest rates and Bankers' Acceptance fees applicable to the Credit will be __________________________.

4. Appendix A attached sets out the calculations of the Ratios referred to above.

DATED ______________________



                                                   ROGERS COMMUNICATIONS INC.


                                                 By:____________________________
                                                    Name:
                                                    Title:


                                                 By:____________________________
                                                    Name:
                                                    Title:

                                   SCHEDULE C

                              ASSIGNMENT AGREEMENT

                        [SEE REFERENCE IN SECTION 1.1.7]


          The undersigned refer to the credit agreement dated as of 13 October 2004 between Rogers Communications Inc. as Borrower, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this Assignment Agreement and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

          For value received, the "Assignor" and the "Assignee" named below hereby agree as follows:

1. The Assignor hereby sells and assigns, without recourse, to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, the Proportionate Share specified on Appendix 1 in and to the Assignor's rights and obligations under the Credit Agreement, the Security and all other Credit Documents.

2. The Assignor (a) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder, that such interest is free and clear of any lien or security interest and that it is entitled to enter into this Assignment Agreement; (b) makes no representation or warranty, other than as provided in this Assignment Agreement and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other Credit Document; and (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any guarantor or the performance or observance by the Borrower or any guarantor of any of the obligations under the Credit Agreement or any other Credit Document.

3. The Assignee, for the benefit of the Borrower, the Agent and all Lenders from time to time, including the Assignor, (a) acknowledges receipt of any upfront fee payable by the Assignor, (b) confirms that it has received a copy of the Credit Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement; (c) agrees that it will, independently and without reliance upon the Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (d) appoints and authorizes the Agent to take such action on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to the Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; (e) ratifies and adopts the powers of attorney and related powers given to the Agent under the Credit Agreement; (f) agrees that it will perform in accordance with their terms all of the obligations that by the terms of the Credit

          Agreement are required to be performed by it as a Lender; and (g) specifies as its address for notice and payments its office at the address set forth on Appendix 1 hereto.

4. Following the execution of this Assignment Agreement, it shall immediately be delivered to the Agent, together with the processing and recording fee specified in Section 9.2.1 of the Credit Agreement if applicable, for approval and recording by the Agent and the Borrower, if applicable. The Assignee's agreement to become a Lender, as constituted by this Assignment Agreement, is irrevocable, unless the Assignee is not approved in accordance with the preceding sentence. The Assignee shall become a Lender, and shall be bound by the obligations and entitled to the benefits in the Credit Agreement, immediately upon this Assignment Agreement being approved and recorded (the "Effective Date"). On the Effective Date, the Assignee shall pay the Assignor an amount equal to the Assignee's Proportionate Share of Prime Rate Advances and Base Rate Advances made by the Assignor as of the Effective Date and shall become entitled to receive standby fees in accordance with the Credit Agreement in respect of its Proportionate Share of the aggregate amount of the Credit that has not been advanced by the Lenders. The Assignee shall make further Advances to the Borrower, beginning on the first Drawdown Date that is at least three Business Days following the Effective Date, as LIBOR Advances and Advances by way of Bankers' Acceptances made by the Assignor mature, until the Assignee has made Advances in an amount equal to its Proportionate Share of the aggregate Advances made by all Lenders under the Credit Agreement.

5. If Advances made by the Assignee to the Borrower are for any reason less than the Assignee's Proportionate Share of the aggregate Advances made by all Lenders under the Credit Agreement, the Assignee shall, on demand, indemnify the Assignor in respect of the principal amount of the corresponding Advances made by the Assignor in excess of the Assignor's Proportionate Share. The Advances by the Assignor in respect of which the Assignee is bound to indemnify the Assignor are set out on Appendix 2 to this Assignment Agreement. The Assignor shall pay the Assignee indemnity fees during the period in which the Assignee is obliged to indemnify the Assignor. The fee shall be in the amount specified on Appendix 2 and shall be payable on the Effective Date in respect of Advances by way of Bankers' Acceptances, and on each date on which the Borrower pays interest on LIBOR Advances, in respect of LIBOR Advances.

6. This Assignment Agreement shall be governed by, and construed in accordance with the laws of the Province of Ontario, Canada.

7. This Assignment Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Assignment Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Assignment Agreement.

                                   APPENDIX 1
                                       TO
                              ASSIGNMENT AGREEMENT

Proportionate Share assigned by Assignor:          _____________________________

Proportionate Share retained by Assignor:          _____________________________

Payment Details, including address of Assignee for notices:



                                   APPENDIX 2
                                       TO
                              ASSIGNMENT AGREEMENT


Advances in respect of which the Assignee is to indemnify the Assignor, as of the Effective Date:

Type of Advance     Maturity Date of Advance        Principal Amount of Advance
--------------      ------------------------        ---------------------------



Indemnity fee:

                                   SCHEDULE D

                         PROPORTIONATE SHARES OF LENDERS

                  [SEE REFERENCE IN SECTIONS 1.1.48 AND 1.1.65]


BNS                                      17.7143%  (initially $310,000,000)
The Toronto-Dominion Bank                17.7143%  (initially $310,000,000)
Bank of Montreal                         17.7143%  (initially $310,000,000)
JPMorgan Chase Bank, Toronto Branch      17.7143%  (initially $310,000,000)
Citibank, N.A., Canadian Branch          17.7143%  (initially $310,000,000)
Royal Bank of Canada                     11.4285%  (initially $200,000,000)

                                   SCHEDULE E

                          CHANGE OF CONTROL PROVISIONS

"Change of Control" means (a) any transaction where the result is that any Person or group of Persons acting jointly or in concert (a "Group"), other than Members of the Rogers Family or the Borrower or a Person or Group consisting of or controlled by one or more Members of the Rogers Family or the Borrower acquires, directly or indirectly, more than 50% of the total voting power of all classes of voting shares of the Borrower; or (b) any transaction where the result is that a Person or Group, other than Members of the Rogers Family or the Borrower or a Person or Group consisting of or controlled by Members of the Rogers Family or the Borrower, has elected to the board of directors of the Borrower such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the board of directors of the Borrower; provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a) or (b) above to become effective under applicable Requirements of Law, such transactions or circumstances shall be deemed to have occurred at the earlier of the time such approvals have been obtained and become effective under applicable Requirements of Law and the time that any event referred to in clause (b) has occurred.

"Members of the Rogers Family" means:

          (a)  Edward S. Rogers (who was born on 27 May 1933);

          (b) such of the following persons as are living at the date of this Agreement or are born after the date of this Agreement and before the Perpetuity Date:

               (i) the spouse for the time being and from time to time of Edward S. Rogers;

               (ii) after the death of Edward S. Rogers, the widow, if any, of
                    Edward S. Rogers;

               (iii) the issue of Edward S. Rogers;

               (iv) any half-sister of Edward S. Rogers and the issue of any such half-sister; and

               (v) individuals adopted by Edward S. Rogers or any of the issue of Edward S. Rogers, provided that such individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals;

               provided that if any person is born out of wedlock he or she shall be deemed not to be the issue of another person for the purposes hereof unless and until he or she is proven or acknowledged to be the issue of such person; and

          (c) a Qualifying Trust but only to the extent of its Family Percentage Holding of voting securities or rights to control or direct the voting securities of the Borrower at the time of the determination.

"Qualifying Trust" means a trust (whether testamentary or inter vivos) any beneficiary of which is a person referred to in item (a) or (b) of the definition of "Member of the Rogers Family" or the spouse, widow or widower, for the time being and from time to time, of any person described in items (b)(iii),
(iv) or (v) of the definition of "Member of the Rogers Family" (provided that such spouse, widow or widower is living at the date of this Agreement or is born after the date of this Agreement and before the Perpetuity Date), all such persons being hereafter referred to as "Qualified Persons".

"Family Percentage Holding" means the aggregate percentage of the securities held by a Qualifying Trust representing, directly or indirectly, an interest in voting securities or rights to control or direct the voting securities of the Borrower, that it is reasonable, under all the circumstances, to regard as being held beneficially for Qualified Persons (or any class consisting of two or more Qualified Persons); provided always that in calculating the Family Percentage Holding (A) in respect of any power of appointment or discretionary trust capable of being exercised in favour of any of the Qualified Persons, such trust or power shall be deemed to have been exercised in favour of Qualified Persons until such trust or power has been otherwise exercised; (B) where any beneficiary of a Qualifying Trust has assigned, transferred or conveyed, in any manner whatsoever, his or her beneficial interest to another person, then, for the purpose of determining the Family Percentage Holding in respect of such Qualifying Trust, the person to whom such interest has been assigned, transferred or conveyed shall be regarded as the only person beneficially interested in the Qualifying Trust in respect of such interest but in the case where the interest that is so assigned, transferred or conveyed is an interest in a discretionary trust or is an interest which may arise as a result of the exercise in favour of the assignor of a discretionary power of appointment and such discretionary trust or power of appointment is also capable of being exercised in favour of persons described in clause (a) or (b) of the definition of "Member of the Rogers Family", such discretionary trust or power shall be deemed to have been so exercised in favour of Qualified Persons until it has in fact been exercised; and (C) the interest of any Permitted Residuary Beneficiary shall be ignored until its interest has indefeasibly vested.

"Permitted Residuary Beneficiary" means any person who is a beneficiary of a Qualifying Trust and, under the terms of the Qualifying Trust, is entitled to distributions out of the capital of such Qualifying Trust only after the death of all of the Qualified Persons who are beneficiaries of such Qualifying Trust.

"Perpetuity Date" means the date that is 21 years less one day from the date of the death of the last survivor of the individuals described in item (a) or (b) of the definition of "Member of the Rogers Family" who are living at the date of this Agreement.

                                   SCHEDULE F

                       EXTRACTS FROM RWI CREDIT AGREEMENT

                        [see reference in Section 1.1.70]


                                 [SEE ATTACHED]

                       EXTRACT FROM 1997 CREDIT AGREEMENT


                                    ARTICLE 1
                                   DEFINITIONS

1.1 CERTAIN DEFINED TERMS. In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following capitalized terms shall have the meaning set forth:


1.1.1 "ACCELERATED SWAP OBLIGATIONS" means any and all amounts owing to a Person as determined under the counterparty calculations of a Swap Agreement upon a termination thereof.

1.1.2 "ADDITIONAL BONDS" means a bond or bonds in addition to the Bond issued under the Trust Indenture.

1.1.3   "ADDITIONAL SENIOR DEBT" has the meaning assigned to that term in
        Section 5.3.

1.1.4 "ADVANCE(S)" means any or all advances of money, as the context requires, made by a Lender to the Borrower pursuant to this Agreement and includes a Prime Rate Advance, a Base Rate Advance or a LIBO Advance.

1.1.5 "AFFILIATE(S)" has the meaning provided for in the Business Corporations Act (Ontario) as of the date of this Agreement.

1.1.6 "AFFILIATED LENDER" means a Person who is affiliated with a Lender and a Person shall be deemed to be affiliated with a Lender if, but only if, one of them is a subsidiary of the other or both are subsidiaries of the same Person or each of them is controlled by the same Person.

1.1.7 "AGENCY AGREEMENT" means the letter agreement dated 15 March 1997 between the Agent and the Borrower concerning fees payable to the Agent in connection with the administration of the Credit, as the agreement is amended, supplemented, restated and replaced from time to time.

1.1.8 "AGENT" means The Bank of Nova Scotia when acting as administrative agent for the Lenders, or any successor administrative agent appointed hereunder.

1.1.9 "AGENT'S BRANCH OF ACCOUNT" means the International Banking Division of the Agent at the 14th Floor, 44 King Street West, Toronto, Ontario, Canada or such other branch or office of the Agent in Toronto, Ontario, Canada as the Agent may advise the Borrower in writing.

1.1.10 "AGGREGATE OUTSTANDINGS" means, at any time, the sum expressed in Canadian Dollars of (i) the aggregate principal amount of all Prime Rate Advances, plus (ii) the Equivalent Amount in Canadian Dollars of the aggregate principal amount in U.S. Dollars of all Base Rate Advances and LIBO Advances outstanding at such time, plus (iii) the aggregate face amount of all Bankers' Acceptances outstanding at such time.

1.1.11 "AGREEMENT", "CREDIT AGREEMENT", "HEREOF", "HEREIN", "HERETO", "HEREUNDER" or similar expressions mean this Agreement and the Schedules hereto, as amended, supplemented, restated or replaced from time to time.

1.1.12 "ANNUALIZED OPERATING CASH FLOW" means, for any fiscal quarter, the Operating Cash Flow for such fiscal quarter multiplied by four.

1.1.13 "APPLICABLE LAW" means in respect of any Person all applicable provisions of constitutions, statutes, rules, regulations and orders of governmental bodies or regulatory agencies.

1.1.14  "APPLICABLE MARGIN" means and shall be:

        (a) 0.75% per annum in the case of any Prime Rate Advance or Base Rate Advance and 1.5% per annum in the case of any LIBO Advance or Bankers' Acceptance if and for so long as the Senior Debt to Annualized Operating Cash Flow Ratio has been reported as greater than or equal to 5.5 to 1; or

        (b) 0.5 % per annum in the case of any Prime Rate Advance or Base Rate Advance and 1.25% per annum in the case of any LIBO Advance or Bankers' Acceptance if and for so long as the Senior Debt to Annualized Operating Cash Flow Ratio has been reported as greater than or equal to 5.0 to 1 but less than
                5.5 to 1; or

        (c) 0.25% per annum in the case of any Prime Rate Advance or Base Rate Advance and 1% per annum in the case of any LIBO Advance or Bankers' Acceptance if and for so long as the Senior Debt to Annualized Operating Cash Flow Ratio has been reported as greater than or equal to 4.5 to 1 but less than 5.0 to 1; or

        (d) nil in the case of any Prime Rate Advance or Base Rate Advance and 0.75% per annum in the case of any LIBO Advance or Bankers' Acceptance if and for so long as the Senior Debt to Annualized Operating Cash Flow Ratio has been reported as less than 4.5 to 1.

                Any change in the Applicable Margin from that then in effect shall have effect from and after the earliest of the third Business Day following the date:

                (i) that the most recent Quarterly Reporting Documents are delivered pursuant to Section 7.1.8 which evidence that a change in the Applicable Margin is required by virtue of the provisions hereof; or

                (ii) on which the most recent Quarterly Reporting Documents which evidence that a change in the Applicable Margin is so required should have been delivered pursuant to
                        Section 7.1.8, where the Borrower has failed to deliver same;

                provided however, should the Agent, on behalf of the Lenders, and the Borrower, determine that such calculation of the Senior Debt to Annualized Operating Cash Flow Ratio is incorrect, the Agent shall advise each of the Lenders of such error and the Borrower and the Lenders agree that, absent manifest error, the Applicable Margin shall be adjusted in accordance with the determination by the Agent and the Borrower and the party obligated to pay money pursuant to such calculation shall pay to the other the amount owing commencing from 3 Business Days after the date the Quarterly Reporting Documents containing such error was or was required to be provided, as set out above. The initial first calculation of the Applicable Margin pursuant to this Agreement shall be made using the calculations set out in the Quarterly Reporting Documents provided for the period ending 31 December 1996 and, for greater certainty; interest payable for the period prior to the date this Agreement is entered into will be calculated and payable based on the terms of the Original Credit Agreement.

1.1.15 "ASSIGNMENT AGREEMENT" means an agreement in the form of Schedule I to this Agreement.

1.1.16 "AVAILABLE COMMITMENT" means the aggregate of the Lenders' Commitments under the Credit.

1.1.17 "BACK TO BACK SHARES" means Preferred Shares that are issued after the Effective Date:

        (a) to the Borrower or a Restricted Subsidiary by one of its Affiliates in circumstances where, immediately prior to the issuance of such Preferred Shares, an Affiliate of the Borrower has loaned on an unsecured basis to the Borrower or Restricted Subsidiary, or an Affiliate of the Borrower has subscribed for Preferred Shares of the Borrower or Restricted Subsidiary in an amount equal to, the requisite subscription price for such Preferred Shares;

        (b) by the Borrower or a Restricted Subsidiary to one of its Affiliates in circumstances where, immediately after the issuance of such Preferred Shares, the Borrower or such Restricted Subsidiary has loaned the proceeds of such issuance to an Affiliate on an unsecured basis;

        (c) by the Borrower or a Restricted Subsidiary to one of its Affiliates in circumstances where, immediately after the issuance of such Preferred Shares, the Borrower or such Restricted Subsidiary has used the proceeds of such issuance to invest in Preferred Shares issued by an Affiliate; or

        (d) to the Borrower or a Restricted Subsidiary by one of its Affiliates in circumstances where, immediately after the issuance of such Preferred Shares, the Affiliate has used the proceeds of such issuance of Preferred Shares to invest in Preferred Shares issued by the Borrower or a Restricted Subsidiary and where immediately prior to all of the foregoing, the Borrower or a Restricted Subsidiary has loaned on an unsecured basis to a Restricted Subsidiary or the Borrower (as the case may be) an amount equal to the requisite subscription price for such Preferred Shares;

        in each case on terms and in circumstances whereby:

        (i) the aggregate redemption amount applicable to the Preferred Shares issued to or by the Borrower or Restricted Subsidiary is identical:

                (A) in the case of (a) above, to the principal amount of the loan made or the aggregate redemption amount of the Preferred Shares subscribed for by such Affiliate prior to the issuance thereof;

                (B) in the case of (b) above, to the principal amount of the loan made to such Affiliate with the proceeds of the issuance thereof;

                (C) in the case of (c) above, to the aggregate redemption amount of the Preferred Shares subscribed for in such Affiliate with the proceeds of the issuance thereof; or

                (D) in the case of (d) above, to the aggregate redemption amount of the Preferred Shares subscribed for by such Affiliate with the proceeds of the Preferred Shares issued by such Affiliate to the Borrower or a Restricted Subsidiary and to the principal amount of the loan made by the Borrower or a Restricted Subsidiary to a Restricted Subsidiary or the Borrower (as the case may be) prior to the issuance thereof;

        (ii) the dividend payment applicable to the Preferred Shares issued to or by the Borrower or Restricted Subsidiary will be made:

                (A) in the case of (a) above, immediately prior to the interest payment relevant to the loan made or the dividend payment on the Preferred Shares subscribed for by such Affiliate immediately prior to the issuance thereof;

                (B) in the case of (b) above, immediately after the interest payment relevant to the loan made to such Affiliate with the proceeds of the issuance thereof;

                (C) in the case of (c) above, immediately after the dividend payment on the Preferred Shares subscribed for in such Affiliate with the proceeds of the issuance thereof; or

                (D) in the case of (d) above, and where such dividends are paid on Preferred Shares issued by the Borrower or a Restricted Subsidiary, immediately prior to the dividend payment on the Preferred Shares issued to the Borrower or Restricted Subsidiary, (as the case may be) by such Affiliate with the proceeds of the issuance thereof, and such Affiliate dividend payment will be made immediately prior to the interest payment relevant to the loan made by the Borrower or a Restricted Subsidiary to a Restricted Subsidiary or the Borrower (as the case may be);

        (iii) the amount of dividends provided for on any payment date in the share conditions attaching to the Preferred Shares issued:

                (A) to the Borrower or a Restricted Subsidiary in the case of (a) above, will be equal to or in excess of the amount of interest payable in respect of the loan made or the amount of dividends provided for in respect of the Preferred Shares subscribed for by such Affiliate prior to the issuance thereof;

                (B) by the Borrower or a Restricted Subsidiary in the case of (b) above, will be equal to or in excess of the amount of interest payable in respect of the loan made to such Affiliate with the proceeds of the issuance thereof;

                (C) by the Borrower or a Restricted Subsidiary in the case of (c) above, will be equal to the amount of dividends in respect of the Preferred Shares subscribed for in such Affiliate with the proceeds of the issuance thereof; or

                (D) in the case of (d) above, to the Borrower or a Restricted Subsidiary will be equal to the amount of dividends provided for in respect of the Preferred Shares issued by the Borrower or Restricted Subsidiary (as the case may be) to such Affiliate and both such payments will be equal to or in excess of the amount of interest payable in respect of the loan made by the Borrower or a Restricted Subsidiary to a Restricted Subsidiary or the Borrower (as the case may be);

        (iv) no Default or Event of Default has occurred and is continuing at the time of the issuance of any such Preferred Shares, the borrowing of any such loan or the subscription for any such Preferred Shares by the Borrower or Restricted Subsidiary; and

        (v) before the execution by the Borrower, Restricted Subsidiary or Affiliates of any documentation relating to the issuance of any such Preferred Shares, the Lenders' counsel is satisfied, based on a review of the proposed documentation relating to the proposed issuance, that the proposed transaction will not be contrary to the provisions of this definition of Back to Back Shares.

1.1.18 "BA DISCOUNT PROCEEDS" means, in respect of any Schedule 2 Bankers' Acceptance, an amount calculated on the applicable Drawdown Date which is (rounded up to the nearest full cent, with one-half of one cent being rounded up) equal to the face amount of such Schedule 2 Bankers' Acceptance multiplied by the price, where the price is calculated by dividing one by the sum of one plus the product of (i) the BA Discount Rate applicable thereto expressed as a decimal fraction multiplied by
        (ii) a fraction, the numerator of which is the term of such Schedule 2 Bankers' Acceptance, as the case may be, and the denominator of which is 365 or 366, as the case may be, which calculated price will be rounded to the nearest multiple of 0.001%.

1.1.19 "BA DISCOUNT RATE" means, with respect to any Schedule 2 Bankers' Acceptance, the rate determined by the Agent as being the arithmetic average (rounded upward to the nearest multiple of 0.01%) of the discount rates, calculated on the basis of a year of 365 days and determined in accordance with normal market practice at or about 10:00 a.m. (Toronto time) on the applicable Drawdown Date, for bankers' acceptances of the Schedule 2 Reference Lenders having a comparable face amount and identical maturity date to the face amount and maturity date of such Schedule 2 Bankers' Acceptance.

1.1.20 "BANKERS' ACCEPTANCE" means a draft or bill of exchange in Canadian Dollars drawn by the Borrower and accepted by a Lender pursuant to this Agreement.

1.1.21 "BANKERS' ACCEPTANCE FEE" means a stamping fee calculated by multiplying the face amount of a Bankers' Acceptance by the Applicable Margin; provided that such fee shall be calculated for the period of time from and including the date of a Bankers' Acceptance to but not including the maturity date of such Bankers' Acceptance and calculated on the basis of the actual number of days elapsed based on a calendar year.

1.1.22  "BASE RATE" means, at any time as regards any Lender, the greater of
        (a) the simple average of the annual rates of interest (expressed on the basis of a 360 day year) rounded upwards to the nearest 0.01% which each of the Reference Lenders establishes as its reference rate of interest in order to determine interest rates it will charge on that day for demand loans made by it in New York City in U.S. Dollars and being quoted as its "New York prime rate" or, in the case of The Bank of Nova Scotia, its "Base Rate New York", a variable per annum reference rate determined and adjusted by each of the Reference Lenders from time to time and (b) the Federal Funds Effective Rate plus 0.5% per annum. The Base Rate under paragraph (a) as regards any Lender shall be determined by the Agent upon the applicable quotations furnished to and received by the Agent from the Reference Lenders from time to time. For the purposes hereof, upon any change in the "New York prime rate" and/or the "Base Rate New York", such Reference Lender shall as soon as practicable thereafter advise the Agent as to its Base Rate under paragraph (a) as at the date of such change by telephone, telex, telegram, cable, or telecopier, which advice shall be conclusive and binding for all purposes absent manifest error. If any one or more of the Reference Lenders does not furnish a quotation of its Base Rate under paragraph (a) to the Agent at any time after it has changed from the previous quotation of such Base Rate under paragraph (a) received by the Agent, the Base Rate under paragraph (a) applicable to such Reference Lender shall be such previous quotation unless the Agent has actual notice of the Base Rate under paragraph
        (a) of such Reference Lender, in which event that rate shall be applied. The Agent shall give notice to the Borrower and each of the Lenders of the Base Rate from time to time quoted to it and such notice shall be conclusive and binding for all purposes absent manifest error.

1.1.23 "BASE RATE ADVANCE" means an Advance in U.S. Dollars under the Credit bearing interest as provided in Section 4.2 and includes a deemed Base Rate Advance as provided for in Sections 4.3 and 10.4.

1.1.24 "BASE RATE BORROWING" means a Borrowing consisting of simultaneous Base Rate Advances, one made by each Lender through the Agent.

1.1.25 "BOND" means the senior secured bond in the principal amount of Cdn.$4,000,000,000 dated as of 15 March 1997 issued by the Borrower under the Trust Indenture and pledged pursuant to the Bond Pledge Agreement.

1.1.26 "BOND PLEDGE AGREEMENT" means the bond pledge agreement dated as of 15 March 1997 and pursuant to which the Bond is pledged by the Borrower to and in favour of the Agent for and on behalf of itself and each of the Lenders.

1.1.27 "BONDHOLDER" means a holder of a Bond or Bonds from time to time issued and outstanding under the Trust Indenture.

1.1.28 "BONDS" means collectively the Bond and any Additional Bonds from time to time issued and outstanding under the Trust Indenture.

1.1.29 "BORROWER" means Rogers Cantel Inc., a corporation subsisting under the Canada Business Corporations Act, and its successors and permitted assigns.

1.1.30 "BORROWER'S CERTIFICATE" means a certificate signed by the Chairman of the Board, any Vice-Chairman of the Board, the President or any Vice-President or any other Director and by any other Vice-President, the Treasurer, the General Counsel or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Borrower certifying, to the best of their knowledge, information and belief, after due inquiry, the information required to be set forth in such certificate.

1.1.31 "BORROWING" means any utilization of the Credit by the Borrower (including a conversion or rollover) consisting of a Prime Rate Borrowing, a Base Rate Borrowing, a LIBO Borrowing, the acceptance by each Lender of one or more drafts or bills of exchange presented by the Borrower as Bankers' Acceptances, or any combination thereof.

1.1.32 "Branch of Account" means, with respect to each Lender, the branch of such Lender at the address set out below such Lender's name on the execution pages hereto (or any Assignment Agreement) or such other branch or office of a Lender as such Lender, through the Agent, may advise the Borrower in writing.

1.1.33 "Budget" means for any fiscal year the detailed financial budget and capital expenditures budget of the Borrower on a Consolidated basis, approved by the board of directors of the Borrower consisting of its balance sheet, its statement of income and retained earnings, its statement of changes in financial position and the number of its subscribers, on a monthly basis, and containing such other key operating data and relevant information as the Agent, on behalf of the Majority Lenders, may reasonably require, as such Budget may be amended from time to time.

1.1.34 "Business" means the operation by the Obligors, on a combined basis, of businesses or operations which provide Wireless Communications Services and Wireline Communications Services, and the sale or rental of related equipment and services for these aforementioned businesses and operations, provided that the Borrower's investment in Wireline Communications Services is limited in accordance with Section 7.1.33. In addition, Business shall include the expansion, enhancement and further development and construction of such aforementioned businesses and operations undertaken by the Obligors, on a combined basis, in accordance with the Budget, and such other corporate purposes as the Majority Lenders may from time to time agree to in writing.

1.1.35 "BUSINESS DAY" means any day of the year other than Saturday, Sunday, a statutory holiday or other day on which banks are authorized or required by law to close in Toronto, Canada or New York City, United States of America and, where such term is used in connection with a LIBO Advance, in London, England.

1.1.36 "CANADIAN DOLLARS", "Cdn. Dollars", "Cdn.$" or "$" mean currency of Canada which at the time of payment is legal tender for the payment of public and private debts in Canada.

1.1.37 "CAPITAL EXPENDITURES" means for any period the gross amount recorded on the books and records of the Borrower on a Consolidated basis, for additions during such period to Property which would be required to be recorded as a fixed asset in accordance with GAAP.

1.1.38 "CAPITAL LEASE" means any lease of Property which, in accordance with GAAP, has been recorded as a capital lease.

1.1.39 "CHANGE IN CONTROL" has the meaning defined in Schedule J to this Agreement.

1.1.40 "COMMITMENT" means the several obligation of each Lender to make available to the Borrower in its Lender's Proportion a Portion of the Credit by way of one or more Advances and by way of the acceptance of drafts in Cdn. Dollars drawn by the Borrower as Bankers' Acceptances; the Commitment of each Lender as at the date of execution hereof is specified below that Lender's name on the signature pages to this Agreement.

1.1.41 "CONSOLIDATED INTEREST EXPENSE" has the meaning assigned to that term in Section 7.1.16.

1.1.42 "Consolidation" means the consolidation of the accounts of each Restricted Subsidiary with those of the Borrower, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of the Borrower, all in accordance with GAAP; provided however "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary. The term "Consolidated" shall have a similar meaning.

1.1.43 "CREDIT" means the revolving/reducing term credit in aggregate of Cdn.$800,000,000 (all or any part of which may be drawn in an Equivalent Amount in U.S. Dollars) available to the Borrower upon and subject to the terms and conditions contained in this Agreement and as limited or reduced in accordance with the provisions of this Agreement.

1.1.44 "DEBT" means without duplication and without regard to any interest component thereof the aggregate of all indebtedness of the Borrower, on a Consolidated basis, for borrowed money determined in accordance with GAAP, excluding:

        (a) Inter-Company Subordinated Debt (which Inter-Company Subordinated Debt shall, however, be counted as Debt for the purposes of Sections 7.1.13 and 7.1.18 and all Applicable Margin calculations);

        (b)     Inter-Company Deeply Subordinated Debt;

        (c) Back to Back Shares, to the extent they would otherwise constitute Debt;

        (d) other indebtedness incurred in connection with the issuance of Back to Back Shares as contemplated in the definition of that term;

        (e) Excluded Assets, to the extent they would otherwise constitute Debt; and

        (f) trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business.

        For greater certainty and without limitation of the foregoing and without duplication, Debt shall include:

        (g) all indebtedness of the Borrower, on a Consolidated basis, for Purchase Money Obligations and Supplier Obligations;

        (h) all direct or indirect guarantees and indemnities of the Borrower, on a Consolidated basis, which in any way assure a creditor against loss in respect of indebtedness of any other Person for borrowed money or for the deferred purchase price of Property and related services rendered (if any), other than the guarantees each dated as of 30 November 1994 given by the Borrower to each of The Bank of Nova Scotia, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and Royal Bank of Canada (collectively the "Swap Guarantees") on behalf of the debts and obligations of RCI for the aggregate notional principal amount not to exceed the specific swap obligations listed therein;

        (i)     all Subordinated Debt;

        (j) all indebtedness of the Borrower under the Original Credit Agreement and all indebtedness of the Borrower pursuant to Borrowings under the Credit;

        (k) the face amount of any Bankers' Acceptances or similar instruments not relating to the Credit; and

        (1)     all Accelerated Swap Obligations.

1.1.45 "DEFAULT" means any of the events specified in Section 8.1, whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition subsequent to such event, has been satisfied.

1.1.46  "DRAWDOWN DATE" means the date of any Borrowing.

1.1.47  "DRAWDOWN NOTICE" means a notice in the form of Schedule E hereto.

1.1.48  "EFFECTIVE DATE" means 19 March 1997.

1.1.49 "EQUIVALENT AMOUNT" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means the amount of the First Currency which is required to purchase such amount of the Other Currency at the Agent's spot buying rate for the purchase of the Other Currency with the First Currency as of approximately 12:00 noon Toronto time on the date of determination.

1.1.50  "EVENT OF DEFAULT" has the meaning assigned to that term in Section
        8.1.

1.1.51 "EXCLUDED ASSETS" means any shares in the capital of any Unrestricted Subsidiary, any Property of any Unrestricted Subsidiary, any shares or loan receivables associated with Back to Back Shares as contemplated in the definition of that term, any Investment for which payment is made using Excluded Assets or Excluded Securities, and any proceeds, of any of the foregoing or any proceeds of such proceeds so long as they remain traceable.

1.1.52 "EXCLUDED SECURITY" means any instrument evidencing or guaranteeing indebtedness for borrowed money or any share (in this definition collectively called a "security") which is issued by the Borrower or a Restricted Subsidiary to an Affiliate thereof, provided that at all times such security:

        (a) shall, in the case of an instrument evidencing indebtedness for borrowed money not owed to the Borrower or a Restricted Subsidiary, constitute Inter-Company Deeply Subordinated Debt;

        (b) shall, in the case of an instrument evidencing indebtedness for borrowed money, not be guaranteed by the Borrower or a Restricted Subsidiary unless such guarantee shall constitute Inter-Company Deeply Subordinated Debt;

        (c) shall, in the case of an instrument evidencing indebtedness for borrowed money, not be secured by any Property of the Borrower or a Restricted Subsidiary;

        (d) provides by its terms that interest or dividends shall be payable only to the extent that, after giving effect thereto, no Default shall have occurred and be continuing; and

        (e)     provides by its terms that, except as otherwise permitted in
                Section 7.1.18, no payment (except in the form of Excluded Assets or Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of the redemption, repurchase, retirement, acquisition or other repayment thereof shall be permitted until after the date on which the Credit shall have terminated, all Borrowings shall have been satisfied and all other Obligations shall have been satisfied.

1.1.53 "FEDERAL FUNDS EFFECTIVE RATE" means for any period, a fluctuating interest rate per annum equal, for each day during such period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which such rate is not so published for such day by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Agent from three federal funds brokers of recognized standing.

1.1.54 "FEE AGREEMENT" means the letter agreement dated 19 March 1997 between the Borrower and the Lenders that are signatories to this Agreement concerning fees payable to those Lenders in connection with the Credit, as the agreement is amended, supplemented, restated and replaced from time to time.

1.1.55 "FORECAST" means the detailed financial forecast by the Borrower, on a Consolidated basis, consisting of a balance sheet, a statement of income and retained earnings, a statement of changes in financial position and the number of subscribers, on a yearly basis for the following three fiscal years, and containing such other relevant information as the Agent may reasonably require, as such Forecast may be amended from time to time.

1.1.56 "GAAP" means generally accepted accounting principles, consistently applied, which are in effect from time to time in Canada.

1.1.57 "INTER-COMPANY DEEPLY SUBORDINATED DEBT" means all indebtedness of an Obligor for money borrowed from, or incurred in lieu of the making of a distribution to, Rogers which has been subordinated and postponed to Senior Debt and Accelerated Swap Obligations as provided for in
        Section 5.2 and Schedule C and in respect of which the agreement or instrument evidencing the indebtedness contains or incorporates by reference the provisions of Schedule C for the benefit of the Agent and the Lenders.

1.1.58 "INTER-COMPANY SUBORDINATED DEBT" means all indebtedness of an Obligor for money borrowed from Rogers which has been subordinated and postponed to Senior Debt and Accelerated Swap Obligations as provided for in Section 5.1 and Schedule B and in respect of which the agreement or instrument evidencing the indebtedness contains or incorporates by reference the provisions of Schedule B for the benefit of the Agent and the Lenders.

1.1.59  "INTEREST PAYMENT DATE" means:

        (a) in the case of Prime Rate Advances and Base Rate Advances, the last day of each calendar month; and

        (b) in the case of LIBO Advances, the last day of the Interest Period applicable to a LIBO Advance and, additionally, if the Interest Period is in excess of three months, the last day of every third month during the Interest Period;

        or if such day is not a Business Day, the Business Day next following except, in the case of a day referred to in item (b), if such day is not a Business Day and the next following Business Day would be in the next calendar month, the immediately preceding Business Day.

1.1.60 "INTEREST PERIOD" means for any LIBO Advance, the periods provided for such LIBO Advance pursuant to Section 4.3.

1.1.61 "INVESTMENTS" means, directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or Property or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

1.1.62 "LENDER" means each of the Lenders who are signatories to this Agreement as lenders or any Person who is an assignee under Article 13 of this Agreement and which together with the Agent and the assignor has executed an Assignment Agreement, all of foregoing being collectively the "Lenders".

1.1.63 "LENDER'S PROPORTION" means, the proportion from time to time of a Lender's Commitment relative to the then Available Commitments and expressed as a percentage, the numerator of which is such Lender's Commitment and the denominator of which is the aggregate of then Available Commitments.

1.1.64 "LIBO ADVANCE" means an Advance in U.S. Dollars under the Credit bearing interest as provided for in Section 4.3 and includes a deemed LIBO Advance as provided for in Section 4.3.

1.1.65 "LIBO BORROWING" means a Borrowing consisting of simultaneous LIBO Advances, one made by each Lender through the Agent.

1.1.66 "LIBO Rate" for any Interest Period as regards any Lender means the simple average of the rate per annum rounded upwards to the nearest 1/16% per annum (on the basis of a 360 day year) which is equal to the rate at which deposits in U.S. Dollars would be offered to the Reference Lenders in London, England by prime banks in the interbank market at approximately 11:00 a.m. London time two Business Days before the first day of such Interest Period in an amount approximately equal to the principal amount of the LIBO Borrowing to which such Interest Period is to apply and for a period of time comparable to such Interest Period. The interest rate for each Interest Period of a LIBO Advance made by a Lender shall be determined by the Agent on the basis of the applicable quotations for the LIBO Rate furnished to and received by the Agent from the Reference Lenders no later than 10:00 a.m. Toronto time two Business Days prior to the first day of such Interest Period. Each Reference Lender agrees to advise the Agent at such times forthwith by telephone, telex, telegram, cable or telecopier of the applicable rate, which advice shall be deemed to be conclusive and binding for all purposes absent manifest error. If any Reference Lender does not furnish a quotation of the applicable rate to the Agent for any Interest Period, the interest rate for such Interest Period for the Lenders shall be the simple average of the applicable rates of the other Reference Lenders which furnished such quotations for such Interest Period. The Agent shall give notice to the Borrower and the Lenders of the interest rates determined for each Interest Period as above provided and such notice shall be conclusive and binding for all purposes absent manifest error.

1.1.67 "LIEN" means any mortgage, charge, pledge, lien, privilege, security interest, hypothec, cession and transfer, lease of real property or other encumbrance upon or with respect to any Property of an Obligor, now owned or hereafter acquired.

1.1.68 "MAJORITY LENDERS" means those Lenders who at the time in question hold in the aggregate at least 66-2/3% of the Available Commitments.

1.1.69 "MATURITY DATE" means 2 January 2005, or if such day is not a Business Day, the next following Business Day.

1.1.70 "OBLIGATIONS" means, at any relevant date, the Aggregate Outstandings hereunder plus all other amounts of any kind or nature owing by an Obligor to the Lenders, the Agent or any of them under or by virtue of this Agreement or the Security including, without in anyway limiting the foregoing, all obligations and liabilities of the Borrower described in Section 1.8.

1.1.71 "OBLIGORS" means the Borrower and any Restricted Subsidiaries collectively and "Obligor" means any one of them individually.

1.1.72 "OPERATING CASH FLOW" means an amount equal to the total net income of the Borrower, on a Consolidated basis, for any fiscal quarter prepared in accordance with GAAP, and excluding all extraordinary and other non-recurring and unusual items plus, to the extent deducted in calculating such net income, interest expense and other financing costs and expenses, depreciation, amortization, all taxes whether or not deferred applicable to such fiscal quarter and any deferred management fees to the extent accrued and unpaid, which deferred management fees shall be deducted in the particular quarter when actually paid. Cash payments on account of commissions shall be deducted for the purpose of calculating Operating Cash Flow. Interest income will only be included in Operating Cash Flow if it arises from deposits or other Investments which do not originate from the proceeds of a Borrowing or Inter-Company Subordinated Debt.

        If the Borrower has made any Investment or disposition, on a Consolidated basis, during a fiscal quarter, Operating Cash Flow otherwise calculated for the fiscal quarter shall be adjusted to include Operating Cash Flow attributable to the Investment as if the Investment had been made on the first day of the fiscal quarter and to exclude Operating Cash Flow attributable to the Property disposed of as if the disposition had been made on the first day of the fiscal quarter.

1.1.73 "OPERATING CREDIT" means the demand operating credit in the amount of Cdn.$10,000,000 (as such amount may be increased from time to time) established by agreement between the Borrower and The Bank of Nova Scotia dated as of 31 October 1991, as amended by agreement dated as of 30 March 1992 and as otherwise amended, supplemented or replaced from time to time, under which advances in Canadian Dollars or U.S. Dollars or letters of credit in various currencies may be obtained.

1.1.74 "OPERATING LENDER" means The Bank of Nova Scotia, its successors and assigns in its capacity as lender under the Operating Credit.

1.1.75 "ORIGINAL BOND" means the bond dated as of 31 October 1991 issued under the Original Trust Indenture registered in the name of The Bank of Nova Scotia, as Agent in the principal amount of $4,000,000,000.

1.1.76 "ORIGINAL BOND PLEDGE AGREEMENT" means the bond pledge agreement dated as of 31 October 1991 pledging the Original Bond to The Bank of Nova Scotia, as Agent.

1.1.77 "ORIGINAL CREDIT AGREEMENT" has the meaning defined in the recitals hereto.

1.1.78 "ORIGINAL TRUST INDENTURE" means the amended and restated deed of trust and mortgage dated as of 31 October 1991 issued by Rogers Cantel Inc. and Rogers Cantel Mobile Inc. in favour of National Trust Company, as Trustee, as amended to date.

1.1.79 "PERMITTED ENCUMBRANCES" means, at any particular time, "Permitted Liens" as defined in the Trust Indenture, with the following additions:

        (a) Liens securing Purchase Money Obligations or Supplier Obligations incurred in compliance with the provisions of this Agreement, limited to the Property acquired in the transaction in which the Purchase Money Obligation or the Supplier Obligation, as the case may be, was incurred;

        (b)     Liens for Senior Debt and Additional Senior Debt;

        (c) Liens for Subordinated Debt in favour of any creditor of an Obligor who, prior to being granted such Lien, has executed and delivered a subordination agreement in favour of the Agent in form and content satisfactory to the Lenders and the Agent acting reasonably;

        (d) Liens created pursuant to the Operating Credit in favour of the Operating Lender to secure amounts under (but only under) the Operating Credit;

        (e) the lien and charge of the Security or any other security in favour of the Trustee as security for the obligations of an Obligor under or in connection with this Agreement or the Original Credit Agreement; and

        (f)     any Lien set out in Schedule F hereto.

        1.1.80 "PERSON" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, a nation, government, province, state, municipality or other political subdivision thereof, an entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or other entity of whatever nature.

1.1.81 "PREFERRED SHARES" means shares providing for preferential payment of dividends or subject to mandatory redemption by the issuer at a specified time or at the option of the Holder.

1.1.82 "PRIME LENDING RATE" for any day as regards any Lender means the greater of (i) the simple average of the rates of interest expressed as a percentage per annum which each of the Reference Lenders establishes at its head office as the reference rate of interest in order to determine interest rates it will charge on that day for demand loans in Canadian funds to its Canadian customers and which it refers to as its "prime lending rate" or "prime rate" and (ii) the sum of (A) the rate quoted by the Agent for 30-day Canadian dollar bankers' acceptances that appear on the Reuters Screen CDOR Page as of 10:00 a.m. (Toronto time) on the date of determination plus (B) 3/4 of 1% per annum. The Prime Lending Rate as set out in item (i) as regards any Lender shall be determined by the Agent on the basis of the applicable quotations furnished to and received by the Agent from the Reference Lenders from time to time. For the purposes hereof, upon any change in the "prime lending rate" or "prime rate" of any of the Reference Lenders, such Reference Lender shall as soon as practicable thereafter advise the Agent as to its Prime Lending Rate as at the date of such change by telephone, telex, telegram, cable or telecopier, which advice shall be conclusive and binding for all purposes absent manifest error. If any one or more of the Reference Lenders does not furnish a quotation of its Prime Lending Rate to the Agent at any time after it has changed from the previous quotation of such Prime Lending Rate received by the Agent, the Prime Lending Rate applicable to such Reference Lender shall be the previous quotation unless the Agent has actual notice of the Prime Lending Rate of any such Lender, in which event that rate shall be applied. The Agent shall give notice to the Borrower and the Lenders of the Prime Lending Rate from time to time quoted to it and such notice shall be conclusive and binding for all purposes absent manifest error.

1.1.83 "PRIME RATE ADVANCE" means an Advance in Canadian Dollars under the Credit bearing interest as provided for in Section 4.1 and includes a deemed Prime Rate Advance as provided for in Section 4.4.7 and Section 10.4.

1.1.84 "PRIME RATE BORROWING" means a Borrowing consisting of simultaneous Prime Rate Advances, one made by each Lender through the Agent.

1.1.85 "PRO FORMA DEBT SERVICE" means, for the Borrower, on a Consolidated basis, at the end of any fiscal quarter, the sum of:

        (a) all scheduled principal payments of Debt, which will include required payments of principal on the incremental portion of any Debt projected to be incurred in accordance with the Budget (including without limitation the principal component of Purchase Money Obligations and Supplier Obligations) to be paid for the twelve months next following such fiscal quarter end; and


        (b) the estimated interest expense scheduled to be paid or accrued for the twelve months next following such fiscal quarter end which will take into account interest expense estimated to be paid on the incremental portion of any Debt projected to be incurred or projected to be repaid in accordance with the Budget. For the purposes of the calculation of such estimated interest expense:

                (i) interest on Debt on a fluctuating basis for periods succeeding the date of determination shall be deemed to accrue at a rate equal to the discount rate for 90 day Bankers' Acceptances then in effect plus the Bankers' Acceptance Fee then in effect (other than Purchase Money Obligations and Supplier Obligations) where an Obligor has not used interest rate hedging techniques to fix interest rates;

                (ii) the effective interest rates payable in the case of that portion of Debt for periods succeeding the date of determination (other than Purchase Money Obligations and Supplier Obligations) shall, without duplication, be taken into account where an Obligor has used interest rate hedging techniques to fix interest rates and in respect to which no default has occurred and is continuing;

                (iii) a reasonable estimate of the actual interest rates payable in the case of that portion of Debt for periods succeeding the date of determination comprising Purchase Money Obligations and Supplier Obligations shall be taken into account; and

                (iv) such estimated interest expense shall also include only scheduled cash payments of interest on Inter-Company Subordinated Debt and the compound portion of interest on Inter-Company Deeply Subordinated Debt if it is scheduled to be paid in cash, but shall exclude any other interest expense paid or accrued on Inter-Company Deeply Subordinated Debt; for greater certainty, all interest relating to Back to Back Share transactions shall be excluded.

1.1.86 "PROPERTY" means, with respect to any Person, all of its undertaking, property and assets of any kind.

1.1.87 "PURCHASE MONEY OBLIGATIONS" means obligations of the Borrower on a Consolidated basis incurred or assumed in the ordinary course of business in connection with the acquisition of Property to be used in the Business, excluding Supplier Obligations but including obligations incurred or assumed under any Capital Lease (referred to as Capital Lease Obligations in the Original Credit Agreement and the Trust Indenture).

1.1.88 "QUARTERLY REPORTING DOCUMENTS" means the unaudited Consolidated year to date financial statements of the Borrower as at the end of its most recent fiscal quarter together with a comparison to Budget, a compliance certificate substantially in the form of Schedule A attached hereto and unaudited consolidated year-to-date financial statements of each Restricted Subsidiary and information regarding subscribers, subscriber usage and churn and such other information as the Agent may require.

1.1.89 "RCI" means Rogers Communications Inc., a corporation subject to the laws of British Columbia, and its successors.

1.1.90 "REFERENCE LENDERS" means any three Lenders, two as designated by the Agent and one as designated by the Borrower.

1.1.91  "RESTRICTED SUBSIDIARY" has the meaning defined in Section 14.1.

1.1.92  "ROGERS" means RCI and any Affiliate of RCI that is not an Obligor.

1.1.93 "SCHEDULE 2 BA LENDER" means any Lender which is a bank chartered under and referred to in Schedule II of the Bank Act (Canada).

1.1.94 "SCHEDULE 2 BANKERS' ACCEPTANCE" means a Bankers' Acceptance accepted by a Schedule 2 BA Lender.

1.1.95 "SCHEDULE 2 REFERENCE LENDERS" means two Schedule 2 BA Lenders, one to be selected by the Agent and the other to be selected by the Borrower pursuant to this Agreement.

1.1.96  "SECTION" means the designated Section of this Agreement.

1.1.97 "SECURITY" means and includes collectively, until such time as the Original Trust Indenture is amended and restated by the Trust Indenture, the Original Trust Indenture, the Original Bond and the Original Bond Pledge Agreement and all other security documentation delivered under or in connection therewith, if any, to the extent not expressly released prior to the Effective Date (such other security documentation being referred to herein as the

        "ANCILLARY SECURITY"). Once the Original Trust Indenture is amended and restated by the Trust Indenture, "Security" means and includes collectively, the Trust Indenture, the Bond, the Bond Pledge Agreement, the ancillary security and all further or other security from time to time provided or granted to the Trustee pursuant to the Trust Indenture.

1.1.98 "SENIOR DEBT" means Debt owing under this Agreement and secured by a pledge of the Bond, Debt owing to the Operating Lender and secured by a pledge of an Additional Bond, any indebtedness (whether contingent or absolute) arising under the Original Credit Agreement, any other Debt owing to any creditor secured by a pledge of an Additional Bond, Purchase Money Obligations and Supplier Obligations. For greater certainty, Senior Debt will include Accelerated Swap Obligations.

1.1.99 "SENIOR DEBT TO ANNUALIZED OPERATING CASH FLOW RATIO" means the ratio of Senior Debt outstanding to Annualized Operating Cash Flow, both calculated as at the end of the most recently completed fiscal quarter of the Borrower.

1.1.100 "STAND-BY FEE" means the fee payable by the Borrower as provided for in Section 3.15.

1.1.101 "SUBDEBT TRUST INDENTURE" means a trust indenture dated as of 15 July 1992 among the Borrowers and Bank of Montreal Trust Company, as the same may be amended, restated, modified or replaced, whereby the Borrower issued U.S.$200,000,000 of senior subordinated guaranteed notes due in 2002.

1.1.102 "SUBORDINATED DEBT" means all indebtedness of the Borrower, on a Consolidated basis, for money borrowed from any Person other than Rogers which has been created in accordance with the provisions of
        Section 5.4.

1.1.103 "SUBSIDIARY" means any firm, corporation or legal entity in which the Borrower, the Borrower and one or more of its Subsidiaries, or one or more Subsidiaries of the Borrower owns, directly or indirectly, a majority of the voting shares or other ownership interests, or has, directly or indirectly, the right to elect a majority of the board of directors, if it is a corporation, or the right to make or control its management decisions, if it is not.

1.1.104 "SUPPLIER OBLIGATIONS" means obligations of the Borrower on a Consolidated basis incurred or assumed in the ordinary course of business in favour of suppliers or' other Persons for the deferred purchase price of goods supplied to Obligors which are secured by Liens in the goods acquired in the respective transactions in which the obligations were incurred and in respect of each of which the Borrower has given notice to the Trustee and the Agent including: (a) the name of the supplier or other Person to whom the obligation is owed; (b) a brief description of the supply agreement governing the obligation; and (c) the amount of the obligation incurred or assumed under the supply agreement.

1.1.105 "SWAP AGREEMENT" means any agreement relating to interest rate and/or currency exchange arrangements including, without limitation, interest rate swaps, basis swaps, forward rate transactions, currency hedging or swap transactions or arrangements, cap transactions, floor transactions, collar transactions or other similar transactions; or any option with respect to such transactions or arrangements or combination of any such transactions or arrangements, as any such agreement may be or have been amended or supplemented from time to time, between an Obligor (or in respect of which an Obligor is an assignee) or a guarantor pursuant to the Swap Guarantees and a Person, and which is secured by the Security.

1.1.106 "SWAP GUARANTEES" has the meaning defined in Section 1.1.44(h).

1.1.107 "TELECOMMUNICATIONS BUSINESS" means any business that involves the transmission, routing, storage and forwarding, emission, management or reception of signs, signals, writings, images, sounds or intelligence of any nature by wire, radio, satellite or any other electromagnetic, optical or technical system and associated services and any naturally synergistic extensions to any such business.

1.1.108 "TRUST INDENTURE" means the amended and restated deed of trust and mortgage dated as of 15 March 1997 between the Borrower and the Trustee, as further supplemented, amended, restated or replaced from time to time.

1.1.109 "TRUSTEE" means National Trust Company and its successors and assigns as trustee under the Trust Indenture.

1.1.110 "U.S. DOLLARS", "United States Dollars" and the symbol "U.S.$" each mean currency of the United States of America which at the time of payment is legal tender for the payment of public and private debts in the United States of America.

1.1.111 "UNRESTRICTED SUBSIDIARY" means a Subsidiary other than a Restricted Subsidiary.

1.1.112 "WIRELESS COMMUNICATIONS SERVICES" means communications which originated and/or terminated, or would have terminated but for the activation of call forward, no answer/busy, transfer or other similar system features, in wireless radio communication devices and includes, but is not limited to, cellular telephone service, paging, personal communications network (PCN) and wireless voice/data services and products. It is also understood that communications using wireless communications devices that are being used by subscribers in a fixed mode are included. For greater certainty, the definition of Wireless Communications Services does not include carrying on the business of a radio broadcast station, television broadcast station or a direct broadcast satellite operator (such as DirecTV).

1.1.113 "WIRELINE COMMUNICATIONS SERVICES" means local and long distance telephone and related voice/data services and products that are distributed to the end-user premises using paired copper wire, co-axial or fibre optic cable, including reselling of those services and products. For greater certainty, the definition of Wireline Communications Services does not include Wireless Communications Services or carrying on the business of radio broadcasting, television broadcasting, direct broadcast satellite operations and cable television and radio operations.

                    EXTRACT FROM FIRST AMENDMENT AGREEMENT

          SECTION 1 - AMENDMENTS TO DEFINITIONS

     (a) Section 1.1 of the Credit Agreement is amended by deleting the definition of "Annualized Operating Cash Flow".

     (b) Section 1.1 of the Credit Agreement is further amended by deleting the definition of "Applicable Margin" and replacing it with the following provision:

          1.1.14 "APPLICABLE MARGIN" means and shall be:

                (a) 1.75% per annum in the case of any Prime Rate Advance or Base Rate Advance and 2.75% per annum in the case of any LIBO Advance or Bankers' Acceptance if and for so long as the Debt to Operating Cash Flow Ratio has been reported as greater than or equal to 5.5 to 1; or

                (b) 1.25% per annum in the case of any Prime Rate Advance or Base Rate Advance and 2.25% per annum in the case of any LIBO Advance or Bankers' Acceptance if and for so long as the Debt to Operating Cash Flow Ratio has been reported as greater than or equal to 4.5 to 1 but less than 5.5 to 1; or

                (c) 0.75% per annum in the case of any Prime Rate Advance or Base Rate Advance and 1.75% per annum in the case of any LIBO Advance or Bankers' Acceptance if and for so long as the Debt to Operating Cash Flow Ratio has been reported as greater than or equal to 3.5 to 1 but less than 4.5 to 1; or

                (d) 0.25% per annum in the case of any Prime Rate Advance or Base Rate Advance and 1.25% per annum in the case of any LIBO Advance or Bankers' Acceptance if and for so long as the Debt to Operating Cash Flow Ratio has been reported as greater than or equal to 3.0 to 1 but less than 3.5 to 1; or

                (e) nil in the case of any Prime Rate Advance or Base Rate Advance and 1.00% per annum in the case of any LIBO Advance or Bankers' Acceptance if and for so long as the Debt to Operating Cash Flow Ratio has been reported as less than 3.0 to 1.

                        Any change in the Applicable Margin from that then in effect shall have effect from and after the earliest of the third Business Day following the date:

                        (i) that the most recent Quarterly Reporting Documents are delivered pursuant to Section
                                7.1.8 which evidence that a change in the Applicable Margin is required by virtue of the provisions hereof; or

                        (ii) on which the most recent Quarterly Reporting Documents which evidence that a change in the Applicable Margin is so required should have been delivered pursuant to Section 7.1.8, where the Borrower has failed to deliver same;

                        provided however, should the Agent, on behalf of the Lenders, and the Borrower, determine that such calculation of the Debt to Operating Cash Flow Ratio is incorrect, the Agent shall advise each of the Lenders of such error and the Borrower and the Lenders agree that, absent manifest error, the Applicable Margin shall be adjusted in accordance with the determination by the Agent and the Borrower and the party obligated to pay money pursuant to such calculation shall pay to the other the amount owing commencing from 3 Business Days after the date the Quarterly Reporting Documents containing such error was or was required to be provided, as set out above. The initial calculation of the Applicable Margin as amended by the First Amendment Agreement shall be made using the calculations set out in the Quarterly Reporting Documents provided for the period ending 31 December 2000. Interest for the period prior to the date of the First Amendment Agreement and Bankers' Acceptance Fees payable is respect of Bankers' Acceptances outstanding as at 12 April 2001 will be calculated and payable based on the Applicable Margin set forth in the Credit Agreement(prior to the amendment to such definition effected by the First Amendment Agreement), with, for greater certainty, the pricing effected by the First Amendment Agreement applying to all rollovers, renewals or replacements of such Bankers' Acceptances.

     (c) Section 1.1 of the Credit Agreement is further amended by deleting the definition of "Bankers' Acceptance" and replacing it with the following provision:

        1.1.20 "BANKERS' ACCEPTANCE" means a depository bill as defined in the Depository Bill and Notes Act (Canada) in Canadian Dollars that is in the form of an order signed by the Borrower and accepted by a Lender pursuant to this Agreement or, for Lenders not participating in clearing services contemplated in that Act, a draft or bill of exchange (as defined in the Bills of Exchange Act (Canada)) in Canadian Dollars that is drawn by the Borrower and accepted by a Lender pursuant to this Agreement.

                Orders that become depository bills, drafts and bills of exchange are sometimes collectively referred to in this Agreement as "drafts".

     (d) Section 1.1 of the Credit Agreement is further amended by deleting the definition of "Borrower" and replacing it with the following provision:

        1.1.29 "BORROWER" means Rogers Wireless Inc. (formerly Rogers Cantel Inc.), a corporation subsisting under the Canada Business Corporations Act, and its successors and permitted assigns.

     (e) Section 1.1 of the Credit Agreement is further amended by deleting the definition of "Credit" and replacing it with the following provision:

        1.1.43 "CREDIT" means the revolving/reducing term credit in aggregate of Cdn. $700,000,000 (all or any part of which maybe drawn in an Equivalent Amount in U.S. Dollars) available to the Borrower upon and subject to the terms and conditions contained in this Agreement and as limited or reduced in accordance with the provisions of this Agreement.

     (f) Section 1.1 of the Credit Agreement is further amended by deleting the definition of "Maturity Date" and replacing it with the following provision:

        1.1.69 "MATURITY DATE" means 30 April 2008, unless either (a) or (b) below is applicable:

                (a) 31 May 2006, if the 2006 Public Debt is not repaid (by refinancing or otherwise) on or prior to 31 December 2005 and, if such repayment of the 2006 Public Debt is made though proceeds of issuance of Debt, such issuance is in compliance with Sections 5.3 or 5.4, as applicable, and, in any event, all of such Debt matures after 30 April 2008; or

                (b)     30 September 2007, if the repayment referred to in
                        Section 1.1.69(a) has been completed and if the 2007 Public Debt is not repaid (by refinancing or otherwise) on or prior to 30 April 2007 and, if such repayment of the 2007 Public Debt is made though proceeds of issuance of Debt, such issuance is in compliance with Sections 5.3 or 5.4, as applicable, and, in any event, all of such Debt matures after 30 April 2008;

                or if any such day is not a Business Day, the immediately preceding Business Day.

     (g) Section 1.1 of the Credit Agreement is further amended by deleting the definition of "Operating Cash Flow" and replacing it with the following provision:

        1.1.72 "OPERATING CASH FLOW" means an amount equal to the total net income of the Borrower, on a Consolidated basis, for its four consecutive most recently completed fiscal quarters prepared in accordance with GAAP and excluding all extraordinary and other non-recurring and unusual items (including foreign exchange losses or gains and losses or gains on the repurchase or redemption of any securities) plus, to the extent deducted in calculating such net income, interest expense and other financing costs and expenses, depreciation, amortization, all taxes whether or not deferred applicable to such period and any deferred management fees to the extent accrued and unpaid, which deferred management fees shall be deducted in the particular quarter when actually paid. Cash payments on account of commissions shall be deducted for the purpose of calculating Operating Cash Flow.

                If the Borrower has made any Investment or disposition, on a Consolidated basis, during its four consecutive most recently completed fiscal quarters, Operating Cash Flow otherwise calculated for such period shall be adjusted to include Operating Cash Flow attributable to the Investment as if the Investment had been made on the first day of such period and to exclude Operating Cash Flow attributable to the Property disposed of as if the disposition had been made on the first day of such period.

     (h) Section 1.1 of the Credit Agreement is further amended by deleting paragraph (a) of the definition of "Pro Forma Debt Service" and replacing it with the following provision:

        1.1.85(A) all scheduled principal payments of Debt, which will include required payments of principal on the incremental portion of any Debt projected to be incurred in accordance with the Budget (including without limitation the principal component of Purchase Money Obligations and Supplier Obligations) to be paid for the twelve months next following such fiscal quarter end other than the principal repayments, at maturity, of the 2006 Public Debt and the 2007 Public Debt, both of which principal repayments at maturity shall be excluded; and

     (i) Section 1.1 of the Credit Agreement is further amended by deleting the definition of "Senior Debt to Annualized Operating Cash Flow" and replacing it with the following provision:

        1.1.99 "SENIOR DEBT TO OPERATING CASH FLOW RATIO" means the ratio of Senior Debt outstanding to Operating Cash Flow, both calculated as at the end of the most recently completed fiscal quarter of the Borrower.

          SECTION 2 - NEW DEFINITIONS

     (a) Section 1.1 of the Credit Agreement is further amended by adding a definition for the term "Debt to Operating Cash Flow Ratio", as follows:

        1.1.44.1 "DEBT TO OPERATING CASH FLOW RATIO" means the ratio of Debt outstanding to Operating Cash Flow, both calculated as at the end of the most recently completed fiscal quarter of the Borrower.

     (b) Section 1.1 of the Credit Agreement is further amended by adding a definition for the term "First Amendment Agreement", as follows:

        1.1.54.1 "FIRST AMENDMENT AGREEMENT" means the first amendment agreement to this Credit Agreement made as of the 12th day of April 2001 between the Borrower, the Agent and certain Lenders.

     (c) Section 1.1 of the Credit Agreement is further amended by adding a definition for the term "2006 Public Debt", as follows:

        1.1.113.1 "2006 PUBLIC DEBT" means the indebtedness owing by the Borrower under the trust indenture dated 30 May 1996 among the Borrower and the trustees therein named under which Cdn. $160,000,000 10 1/2% senior secured notes due 1 June 2006 were issued, of which Cdn. $160,000,000 principal amount is outstanding as of the date of the First Amendment Agreement.

     (d) Section 1.1 of the Credit Agreement is further amended by adding a definition for the term "2007 Public Debt", as follows:

        1.1.113.2 "2007 PUBLIC DEBT" means the indebtedness owing by the Borrower under the trust indenture dated 30 September 1997 among the Borrower and the trustees therein named under which U.S.$275,000,000 8.30% senior secured notes due 1 October 2007 were issued, of which U.S. $196,110,000 principal amount is outstanding as of the date of the First Amendment Agreement.

                    EXTRACT FROM SECOND AMENDMENT AGREEMENT

1. AMENDMENTS TO SECTION 1.1 OF THE EXISTING CREDIT AGREEMENT

(a) Section 1.1.22 of the Existing Credit Agreement is deleted and replaced with the following:

          "BASE RATE" means, at any time as regards any Lender, the greater of
          (a) the simple average of the annual rates of interest (expressed on the basis of a 360 day year) rounded upwards to the nearest 0.01% which each of the Reference Lenders establishes as its reference rate of interest in order to determine interest rates it will charge on that day for demand loans made by it in Canada in U.S. Dollars, and (b) the Federal Funds Effective Rate plus 0.75% per annum. The Base Rate under clause (a) as regards any Lender shall be determined by the Agent upon the applicable quotations furnished to and received by the Agent from the Reference Lenders from time to time. For the purposes hereof, upon any change in its rate described in clause (a), such Reference Lender shall as soon as practicable thereafter advise the Agent as to its Base Rate under clause (a) as at the date of such change by telephone or telecopier, which advice shall be conclusive and binding for all purposes absent manifest error. If any one or more of the Reference Lenders does not furnish a quotation of its Base Rate under clause (a) to the Agent at any time after it has changed from the previous quotation of such Base Rate under clause (a) received by the Agent, the Base Rate under clause (a) applicable to such Reference Lender shall be such previous quotation unless the Agent has actual notice of the Base Rate under clause (a) of such Reference Lender, in which event that rate shall be applied. The Agent shall give notice to the Borrower and each of the Lenders of the Base Rate from time to time quoted to it and such notice shall be conclusive and binding for all purposes absent manifest error.

(b) Section 1.1.44(a) (part of definition of "Debt") of the Existing Credit Agreement is deleted and replaced with the following:

          "Inter-Company Subordinated Debt, except that (i) all Inter-Company Subordinated Debt shall be counted as Debt for the purposes of Sections 7.1.13 and 7.1.23 and all Applicable Margin calculations and (ii) the Inter-Company Subordinated Debt consisting of any advances made by RCI to the Borrower pursuant to the letter agreement dated 30 September 2004 between the Borrower and RCI (as amended from time to time) to acquire equity interests of Microcell Telecommunications Inc. shall be counted as Debt for the purposes of calculating the Debt to Operating Cash Flow Ratio"

(c) Section 1.1.44(b) (part of definition of "Debt") of the Existing Credit Agreement is deleted.

(d) Section 1.1.52(a) (part of definition of "Excluded Security") of the Existing Credit Agreement is deleted and replaced with the following:

          "shall, in the case of an instrument evidencing indebtedness for borrowed money not owed to the Borrower or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt"

(e) Section 1.1.52(b) (part of definition of "Excluded Security") of the Existing Credit Agreement is deleted and replaced with the following:

          "shall, in the case of an instrument evidencing indebtedness for borrowed money, not be guaranteed by the Borrower or a Restricted Subsidiary unless such guarantee shall constitute Inter-Company Subordinated Debt"

(f) Section 1.1.57 (definition of "Inter-Company Deeply Subordinated Debt") of the Existing Credit Agreement is deleted.

(g) Section 1.1.69 of the Existing Credit Agreement is deleted and replaced with the following:

          "Maturity Date" means 30 April 2010 or, if that day is not a Business Day, the immediately preceding Business Day.

(h) Section 1.1.85(b)(iv) (part of definition of "Pro Forma Debt Service") of the Existing Credit Agreement is deleted and replaced with the following:

          "such estimated interest expense shall also include only scheduled cash payments of interest on Inter-Company Subordinated Debt; for greater certainty, all interest relating to Back to Back Share transactions shall be excluded"

                                  SCHEDULE G

                       EXTRACTS FROM 2006 NOTE INDENTURE

                       [see reference in Section 1.1.79]

                                [SEE ATTACHED]

          INDENTURE dated as of February 14, 1996 among Rogers Communications Inc., a company amalgamated under the Company Act (British Columbia) (hereinafter called the "Company"), The R-M Trust Company, a subsisting trust company registered under the laws of Ontario (hereinafter called the "Canadian Trustee"), and Chemical Bank, a New York corporation (hereinafter called the "U.S. Trustee" and, together with the Canadian Trustee, jointly called the "Trustee" or "Trustees").

                            RECITALS OF THE COMPANY

          WHEREAS, the Company has duly authorized the creation of an issue of its 10.50% Senior Notes due 2006 (hereinafter called the "Securities"), of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture;

          WHEREAS, this Indenture is subject to, and shall be governed by applicable provisions of Trust Indenture Legislation; and

          WHEREAS, all things necessary have been done to make the Securities, when executed by the Company, authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company, and to make this Indenture a valid agreement of the Company in accordance with its terms;

          NOW, THEREFORE, THIS INDENTURE WITNESSETH:

          For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

                                 ARTICLE ONE

            DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

          Section 1.01. Definitions.

          For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

          (a) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

          (b) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles in Canada, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in Canada at the date of such computation;

          (c) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

          (d) the words "include", "includes" and "including" as used herein shall be deemed in each case to be followed by the phrase "without limitation".

Certain terms, used principally in Articles Five and Ten, are defined in those Articles.

          "Acquired Debt" means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

          "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

          "Annualized Operating Cash Flow" means, for any fiscal quarter, the Operating Cash Flow for such fiscal quarter multiplied by four.

          "Bankers' Acceptances" means drafts of a corporation in Canadian dollars and accepted by a Canadian lender for discount in Canada.

          "Board of Directors" means either the board of directors of the Company or any duly authorized committee of such board.

          "Board Resolution" means a copy of a resolution certified by the General Counsel, Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the day of such certification, and delivered to the Trustees.

          "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York or Toronto are authorized or obligated by law, regulation or executive order to close.

          "Cable Business" means (a) the ownership of the CATV Systems of the Company and its Subsidiaries within the licensed areas of the Company and its Subsidiaries on the date of this Indenture and (b) the operation and use of such CATV Systems to distribute television and FM signals, including pay television (and hotel pay television) and pay-per-view services and the sale and lease of television converters to subscribers to such CATV Systems, in each case described in this clause (b) as such business is conducted by Rogers Cablesystems Limited and its Subsidiaries on the date of this Indenture. For greater certainty, "Cable Business" shall not include (1) the operation or use of the Company's CATV Systems for services other than those mentioned above, whether now or hereafter conducted, including, without limitation, for voice and data services and (2) the video cassette sale and rental business. "CATV System" means a system for the distribution, within a defined licensed area, of television and FM signals to customers by coaxial or fibre-optic cable and/or microwave equipment (including, without limitation, headend facilities, satellite master antenna television systems, earth stations and signal distribution systems).

          "Cable-Cellular Operating Cash Flow" means, for, any fiscal quarter,
(i) the net income or loss, as the case may be, of the Company and its Subsidiaries from the Cable Business and the Wireless Communications Services Business for such fiscal quarter, plus depreciation and amortization charged with respect thereto for such fiscal quarter, all as determined on a consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net income or loss, by excluding (a) any gain or loss attributable to the sale, conversion or other disposition of assets other than in the ordinary course of business, (b) any gains resulting from the write-up of assets and any loss resulting from the write-down of assets, (c) any gain or loss on the repurchase or redemption of any securities (including in connection with the early retirement or defeasance of any Debt), (d) any foreign exchange gain or loss, (e) all payments in respect of dividends on Payment Preferred Shares, all income from dividends on Comparable Securities and all interest payments received on Comparable Securities to the extent such interest payments fund the contemporaneous payment of dividends on Payment Preferred Shares, (f) any other extraordinary, non-recurring or unusual items and (g) all income or losses of Persons (other than Subsidiaries) accounted for by the Company using the equity method of accounting, except to the extent of dividends, interest or other cash distributions received directly or indirectly from any such Person, plus (ii) all amounts deducted in calculating net income or loss for such fiscal quarter in respect of Interest Expense and other financing costs and all income taxes, whether or not deferred, applicable to such fiscal quarter, all as determined on a consolidated basis in accordance with GAAP. For purposes of the foregoing calculation, depreciation and amortization of video cassettes shall not be included in depreciation and amortization added to the net income or loss of the Company and its Subsidiaries.

          "Canadian Dollars", "Cdn. Dollars" or "Cdn.$" means the lawful currency of Canada.

          "Canadian Trustee" means the Person named as the "Canadian Trustee" in the first paragraph of this Indenture, until a successor shall have become such pursuant to the applicable provisions of this Indenture and thereafter "Canadian Trustee" shall mean such successor.

          "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock whether now outstanding or issued after the date of this Indenture, including, without limitation, all Common Stock and Preferred Stock.

          "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, or if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

          "Common Stock" means, with respect to any Person, any and all shares, interests and participations (however designated and whether voting or non-voting) in such Person's common equity, whether now outstanding or issued after the date of this Indenture, and includes, without limitation, all series and classes of such common stock.

          "Company" means the Person named as the "Company" in the first paragraph of this instrument, until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

          "Company Request" or "Company Order" means a written request or order signed in the name of the Company by any two of its Chairman of the Board, any Vice Chairman, its President, any Executive Vice President, any Senior Vice President or any Vice President, and delivered to the Trustees.

          "Comparable Securities" means, with respect to a particular class or series of Payment Preferred Shares, either (a) shares of one or more classes or series of redeemable Preferred Stock issued by General Cable T.V. Limited or another corporation and owned by the Company or a Restricted Subsidiary,
(i) having, in all material respects, the same aggregate redemption price as such class or series of Payment Preferred Shares and (ii) entitled to receive periodic dividends contemporaneously with, and in an amount equal, in all material respects, to, the periodic dividends on such class or series of Payment Preferred Shares or (b) a debt security or a class of debt securities issued by General Cable T.V. Limited or another corporation and owned by the Company or a Restricted Subsidiary (i) having an aggregate principal amount equal, in all material respects, to the aggregate redemption price of such class or series of Payment Preferred Shares and (ii) entitled to receive periodic interest payments contemporaneously with, and in amount equal to or greater than, the periodic dividends on such class or series of Payment Preferred Shares.

          "Consolidated Adjusted Net Income" means, for any period, the net income of the Company and its Restricted Subsidiaries for such period plus depreciation and amortization, all as determined on a Consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding (a) any gain or loss attributable to the sale, conversion or other disposition of assets other than in the ordinary course of business,
(b) any gains resulting from the write-up of assets and any loss resulting from the write-down of assets, (c) any gain or loss on the repurchase or redemption of any securities (including in connection with the early retirement or defeasance of any Debt), (d) any foreign exchange gain or loss,
(e) all payments in respect of dividends on Payment Preferred Shares, all income from dividends on Comparable Securities and all interest payments received on Comparable Securities to the extent such interest payments fund the contemporaneous payment of dividends on Payment Preferred Shares, (f) any other extraordinary, non-recurring or unusual items incurred by the Company or any Restricted Subsidiary and (g) all income or losses of Unrestricted Subsidiaries and Persons (other than Subsidiaries) accounted for by the Company using the equity method of accounting, except to the extent of dividends, interest or other cash distributions received directly or indirectly from any such Unrestricted Subsidiary or Person. For purposes of determining Consolidated Adjusted Net Income, depreciation and amortization of video cassettes shall not be included in depreciation and amortization added to the net income of the Company and its Restricted Subsidiaries.

          "Consolidated Adjusted Net Income (Loss)" means, for any period, the Company's Consolidated Adjusted Net Income or Consolidated Adjusted Net Loss for such period, as applicable.

          "Consolidated Adjusted Net Loss" means, for any period, the net loss of the Company and its Restricted Subsidiaries for such period plus depreciation and amortization, all as determined on a Consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net loss, by excluding (a) any gain or loss attributable to the sale, conversion or other disposition of assets other than in the ordinary course of business,
(b) any gains resulting from the write-up of assets and any loss resulting from the write-down of assets, (c) any gain or loss on the repurchase or redemption of any securities (including in connection with the early retirement or defeasance of any Debt), (d) any foreign exchange gain or loss,
(e) all payments in respect of dividends on Payment Preferred Shares, all income from dividends on Comparable Securities and all interest payments received on Comparable Securities to the extent such interest payments fund the contemporaneous payment of dividends on Payment Preferred Shares, (f) any other extraordinary, non-recurring or unusual items incurred by the Company or any Restricted Subsidiary and (g) all income or losses of Unrestricted Subsidiaries and Persons (other than Subsidiaries) accounted for by the Company using the equity method of accounting, except to the extent of dividends, interests or other cash distributions received directly or indirectly from any such Unrestricted Subsidiary or Person. For purposes of determining Consolidated Adjusted Net Loss, depreciation and amortization of video cassettes shall not be included in depreciation and amortization added to the net loss of the Company and its Restricted Subsidiaries.

          "Consolidated Debt to Annualized Operating Cash Flow Ratio" means, as at any date of determination, the ratio of (i) the aggregate amount of Debt of the Company and the Restricted Subsidiaries on a Consolidated basis outstanding as at the date of determination to (ii) the Annualized Operating Cash Flow of the Company for the most recently completed fiscal quarter of the Company.

          "Consolidation" means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of the Company, all in accordance with GAAP; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in any Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" shall have a correlative meaning.

          "Corporate Trust Office" means the office of the U.S. Trustee or the Canadian Trustee, as applicable, at which at any particular time its corporate trust business shall be principally administered. At the date of this Indenture, the Corporate Trust Office of the U.S. Trustee is located at 450 West 33rd Street, New York, New York 10001, and the Corporate Trust Office of the Canadian Trustee is located at 393 University Avenue, 5th Floor, Toronto, Ontario M5G 2M7, for delivery and mail.

          "Debt" means, with respect to any Person, without duplication and, except as provided in clause (ii) below, without regard to any interest component thereof (whether actual or imputed) that is not due and payable,

          (i) money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

          (ii) the face amount of any Bankers' Acceptances;

          (iii) all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;

          (iv) all liabilities upon which interest charges are customarily paid by such Person;

          (v) shares of Disqualified Stock not held by the Company or a wholly owned Restricted Subsidiary;

          (vi) all capital lease obligations and purchase money obligations, determined in each case in accordance with GAAP;

          (vii) any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (i) through (vi) above; and

          (viii) any Preferred Stock of a Restricted Subsidiary that is not held by the Company or a wholly owned Restricted Subsidiary;

provided that trade payables and accrued liabilities that are current liabilities incurred in the ordinary course of business shall not constitute Debt.

          "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

          "Disqualified Stock" means any Capital Stock of the Company or any Restricted Subsidiary of the Company which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Securities for cash or securities constituting Debt.

          "Event of Default" has the meaning specified in Article Five.

          "Existing Credit Facility" means each of the following:

          (i) the amended and restated credit agreement (the "Cantel Bank Credit Agreement") dated as of July 21, 1993 among Rogers Cantel Mobile Inc., Rogers Cantel Inc., the lenders named therein and The Bank of Nova Scotia, as agent (which provided for aggregate commitments of up to Cdn.$500,000,000 on February 14, 1996);

          (ii) the demand operating credit established by the agreement among Rogers Cantel Mobile Inc., Rogers Cantel Inc. and The Bank of Nova Scotia dated as of October 31, 1991 (under which Cdn.$10,000,000 was available on February 14, 1996);

          (iii) the amended and restated loan agreement dated November 30, 1995 among Rogers Cablesystems Limited, the lenders named therein and the Toronto-Dominion Bank, as agent (which provided for aggregate commitments of up to Cdn.$100,000,000 on February 14, 1996);

          (iv) the demand operating credit facility dated December 4, 1986 established by the agreement among Rogers Communications Inc. and the lenders thereunder from time to time (which provided for aggregate commitments of up to U.S.$25,000,000 on February 14, 1996);

          (v) the loan agreement made as of February 5, 1996 among Rogers Multi-Media Inc., Rogers Broadcasting Limited, Maclean Hunter Publishing Limited, Davis & Henderson Ltd., the lenders thereunder from time to time and Canadian Imperial Bank of Commerce, as agent (which provided for aggregate commitments of up to Cdn.$175,000,000 on February 14, 1996);

          (vi) the credit agreement dated as of August 31, 1990 between Rogers Cablesystems of Alaska, Inc. and The Toronto-Dominion Bank (under which U.S.$4,875,000 was committed on February 14, 1996);

          (vii) the committed revolving credit facility established by the letter loan agreement dated December 5, 1994 between First Union Bank of Virginia and Transkrit Corporation (under which U.S.$16,250,000 was committed on February 14, 1996); and

          (viii) the demand operating loan facility established by the accepted term sheet agreement dated August 30, 1994 between Canadian Imperial Bank of Commerce and The Toronto Sun Publishing Corporation (under which Cdn.$30,000,000 was available on February 14, 1996);

in each case, as amended on or prior to the date of this Indenture and as such agreement or instrument may be amended, renewed, extended, substituted, refinanced, restructured, restated, replaced, supplemented or otherwise modified from time to time, including any agreement or instrument (i) extending the maturity of all or any portion of the Debt thereunder, (ii) adding additional borrowers or guarantors thereunder or changing the borrowers or guarantors thereunder, including refinancing through a parent company and
(iii) increasing the lenders' aggregate commitment thereunder; provided, however, that no such credit facility, as so amended, renewed, extended, substituted, refinanced, restructured, restated, replaced, supplemented or modified shall constitute an Existing Credit Facility if (A) it shall have the effect of shortening the then aggregate average weighted maturity of all Permitted Debt outstanding or committed to be outstanding (taking into account the effect of substantially contemporaneous amendments, renewals, extensions, substitutions, refinancings, restructurings, restatements, replacements, supplements or other modifications of other Permitted Debt) or (B) it shall permit borrowings thereunder by a Subsidiary of the Company that is a member of a different operating group of the Company than the borrowers thereunder were members of on February 14, 1996. For purposes of the foregoing clause (B), a Subsidiary of the Company that is the parent company of more than one operating group and that conducts substantially all of its business as a holding company shall be deemed to be a member of each of the operating groups of which its Subsidiaries are members.

          "Existing Preferred Stock" means shares of the Company's Series XV Preferred Shares, Series XX Preferred Shares, Series A Convertible Preferred Shares, Series B Convertible Preferred Shares, Series C Convertible Preferred Shares, Series D Convertible Preferred Shares and Series E Convertible Preferred Shares, in each case, outstanding on February 14, 1996 and having the characteristics of such series in effect on February 14, 1996 (or such characteristics with non-material amendments, it being understood that no such amendment may increase the effective dividend rate thereof).

          "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in effect in Canada, as applied from time to time by the Company in the preparation of its consolidated financial statements.

          "Holder" means a Person in whose name a Security is registered in the Security Register.

          "Indenture" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

          "Independent Director" means a director of the Company other than
(i) a director who (apart from being a director of the Company or any of its Subsidiaries) is an employee, insider or associate (as the terms insider and associate are defined in the Securities Act (Ontario) as in force on the date of this Indenture) or Affiliate of the Company or one of its Subsidiaries, or has held any such position during the previous five years and (ii) a director who is an employee, insider or associate (as the terms insider and associate are defined in the Securities Act (Ontario) as in force on the date of this Indenture) or Affiliate of another party to the transaction in question.

          "Interest Expense" means all interest expense (as imputed or actual interest, howsoever designated) with respect to indebtedness (including without limitation that portion of any obligation under any capital lease which is allocable to interest and any imputed interest associated with amortization of any debt discount) determined in accordance with GAAP.

          "Interest Payment Date" means the Stated Maturity of an installment of interest on the Securities.

          "Maturity" when used with respect to any Security means the date on which the principal of (and premium, if any) and interest on such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

          "Officers' Certificate" means a certificate containing the information specified in Section 103 signed by any two of the following officers of the Company: its Chairman of the Board, any Vice Chairman, its President, any Executive Vice President, any Senior Vice President, any Vice President, its Treasurer, its Secretary and its General Counsel, and delivered to the Trustees.

          "Operating Cash Flow" means, for any fiscal quarter, (i) the Company's Consolidated Adjusted Net Income (Loss) for such fiscal quarter, plus (ii) all amounts deducted in calculating Consolidated Adjusted Net Income
(Loss) for such fiscal quarter in respect of Interest Expense and other financing costs and all income taxes, whether or not deferred, applicable to such income period, all as determined on a Consolidated basis in accordance with GAAP. For purposes of calculating Operating Cash Flow for the fiscal quarter most recently completed prior to any date on which an action is taken that requires a calculation of the Consolidated Debt to Annualized Operating Cash Flow Ratio, (1) any Person that is a Restricted Subsidiary on such date (or would become a Restricted Subsidiary in connection with the transaction that requires the determination of such ratio) shall be deemed to have been a Restricted Subsidiary at all times during such fiscal quarter, (2) any Person that is not a Restricted Subsidiary on such date (or would cease to be a Restricted Subsidiary in connection with the transaction that requires the determination of such ratio) shall be deemed not to have been a Restricted Subsidiary at any time during such fiscal quarter and (3) if the Company or any Restricted Subsidiary shall have in any manner acquired or disposed of any operating business during or subsequent to the most recently completed fiscal quarter, such calculation shall be made on a pro forma basis on the assumption that such acquisition or disposition had been completed on the first day of such completed fiscal quarter.

          "Opinion of Counsel" means a written opinion of counsel containing the information specified in Section 103, who may be counsel for the Company, and who shall be acceptable to the Trustees.

          "Outstanding" when used with respect to Securities means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

          (a) Securities theretofore cancelled by the Trustees or delivered to the Trustees for cancellation;

          (b) Securities, or portions thereof, for whose payment, redemption or purchase money in the necessary amount has been theretofore deposited with the Trustees or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that if such Securities are to be redeemed, notice of such redemption has been duly given pursuant in this Indenture or provision therefor satisfactory to the Trustees has been made;

          (c) Securities, except to the extent provided in Sections 402 and 403, with respect to which the Company has effected defeasance or covenant defeasance as provided in Article Four; and

          (d) Securities in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustees proof satisfactory to them that such Securities are held by a bona fide purchaser in whose hands the Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Securities have given any request, demand, direction, consent of waiver hereunder, Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustees shall be protected in relying upon any such request, demand, direction, consent or waiver, only Securities which the Trustees know to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustees the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor.

          "Payment Preferred Shares" means shares of redeemable Preferred Stock issued by the Company and owned by Rogers Telecommunications Limited or another corporation, in respect of which the Company has the right, by contract or otherwise, to pay the redemption price thereof by delivering a Comparable Security or Comparable Securities having an aggregate redemption price or aggregate principal amount equal, in all material respects, to the aggregate redemption price of such class or series of Preferred Stock. On the date of this Indenture, Payment Preferred Shares consist of the Series XVI Preferred Shares, Series XVII Preferred Shares, Series XXI Preferred Shares and Series XXII Preferred Shares.

          "Paying Agent" means any Person authorized by the Company to pay the principal of (or premium, if any) or interest on any Securities on behalf of the Company.

          "Permitted Debt" means each of the following:

          (i) Debt at any time outstanding under any Existing Credit Facility in an aggregate principal amount not to exceed the aggregate amount committed under such Existing Credit Facility (or a predecessor Existing Credit Facility) on February 14, 1996, less any amount by which the lenders' commitment under such Existing Credit Facility has been permanently reduced below such amount to the extent that any repayments required to be made in connection with such permanent reduction have been made (it being understood that any amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification of any Existing Credit Facility that increases the lenders' aggregate commitment thereunder shall not increase the amount of Debt constituting Permitted Debt under this clause (i));

          (ii) Debt under the Securities;

          (iii) Debt not covered by any other clause of this definition, outstanding on the date of this Indenture;

          (iv) any amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification of any Permitted Debt referred to in clauses (i) through (iii) above or any successive amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification thereof (other than any such amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or modification that itself constitutes an Existing Credit Facility), including any such amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification (i) extending the maturity of all or any portion of the Debt thereunder and (ii) adding additional borrowers or guarantors thereunder or changing the borrowers or guarantors thereunder, including refinancing through a parent company, provided that such amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification (or successive amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification) shall constitute Permitted Debt only (A) to the extent that it does not result in an increase in the aggregate principal amount of such Permitted Debt; (B) if it does not have the effect of shortening the then aggregate average weighted maturity of all Permitted Debt outstanding or committed to be outstanding (taking into account the effect of substantially contemporaneous amendments, renewals, extensions, substitutions, refinancings, restructurings, restatements, replacements, supplements or other modifications of other Permitted Debt); and (C) if the Debt to be amended, renewed, extended, substituted, refinanced, restructured, restated, replaced, supplemented or otherwise modified is Debt of the Company that is subordinate in right of payment to the Securities, the new Debt is subordinated in right of payment to the Securities at least to the same extent as the Debt to be amended, renewed, extended, substituted, refinanced, restructured, restated, replaced, supplemented or otherwise modified; and

          (v) Debt not covered by any of the foregoing clauses of this definition not to exceed an aggregate principal amount at any time outstanding of Cdn.$20,000,000.

          "Permitted Distributions" means, so long as no Default or Event of Default has occurred and is continuing or would thereby result:

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment complied with the provisions of this Indenture;

          (ii) the payment of any cash dividend on Payment Preferred Shares; provided that the Company or a Restricted Subsidiary contemporaneously receives a cash dividend in respect of a Comparable Security or Comparable Securities in an amount that is equal, in all material respects, to the cash dividend so paid or a cash interest payment in respect of a Comparable Security or Comparable Securities in an amount that is equal to or greater than the cash dividend so paid;

          (iii) the purchase, redemption or other acquisition or retirement for value of Payment Preferred Shares; provided that either (a) a Comparable Security or Comparable Securities are contemporaneously purchased, redeemed or otherwise acquired or retired for value from the Company or a Restricted Subsidiary for consideration of the same type as, and in an amount equal, in all material respects, to, that paid by the Company or a Restricted Subsidiary for such Payment Preferred Shares or
     (b) the redemption price for
     such Payment Preferred Shares is paid by delivering a Comparable Security or Comparable Securities having an aggregate redemption price or aggregate principal amount equal, in all material respects, to the aggregate redemption price of such Payment Preferred Shares;

          (iv) the purchase, redemption or other acquisition or retirement for value of up to Cdn.$90,000,000 of Series XV Preferred Shares outstanding on February 14, 1996;

          (v) the purchase, redemption or other acquisition or retirement for value of shares of Existing Preferred Stock (or previously issued shares of Replacement Preferred Stock) in exchange for, or with the proceeds from the issuance of, Replacement Preferred Stock;

          (vi) the redemption, repurchase, defeasance or other acquisition or retirement for value of Debt of the Company that is subordinate in right of payment to the Securities, provided that such Debt (a) has a final maturity before February 14, 2006 and (b) such Debt is not Debt that was issued on or before February 14, 1996 or Debt constituting an amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification (including any successive amendment, renewal extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification) of Debt that was issued on or before February 14, 1996;

          (vii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Debt of the Company that is subordinate in right of payment to the Securities (other than any such Debt covered by the preceding clause (vi), which may be redeemed, repurchased, defeased or otherwise acquired or retired for value in any manner, as provided in the preceding clause (vi)), in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the proceeds of a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of, either (a) Capital Stock of the Company (other than Disqualified Stock) or (b) Debt of the Company that is subordinate in right of payment to the Securities at least to the same extent as the Debt that is redeemed, repurchased, defeased or otherwise acquired or retired for value; provided that, in the case of this clause (b), such transaction shall not have the effect of shortening the then aggregate average weighted maturity of all Debt of the Company that is subordinate in right of payment to the Securities (taking into account the effect of substantially contemporaneous amendments, renewals, extensions, substitutions, refinancings, restructurings, restatements, replacements, supplements or other modifications of other Debt subordinate in right of payment to the Securities); and

          (viii) the purchase, redemption or other acquisition or retirement for value of Plan Shares in accordance with the terms of any employee or management share purchase plan or stock option plan in effect from time to time on or after the date of this Indenture, to the extent that either
     (a) the consideration for the purchase, redemption or other acquisition or retirement for value of such Plan Shares is the cancellation of a loan by the Company or any Affiliate of the Company to the plan participant, or (b) all of the proceeds of such purchase, redemption or other acquisition or retirement for value are applied to repay a loan by the Company or any Affiliate of the Company to the plan participant; provided that such loan was made in connection with the purchase by such plan participant of such Plan Shares, and the principal amount of the portion of such loan so cancelled or repaid in connection with such purchase, redemption or other acquisition or retirement for value of such Plan Shares shall be equal to the price for which such Plan Shares were purchased by such plan participant.

          "Permitted Restricted Payments" means, so long as no Default or Event of Default has occurred and is continuing or would thereby result:

          (i) the payment of cash dividends on the Existing Preferred Stock and Replacement Preferred Stock; and

          (ii) any purchase, redemption or other acquisition or retirement for value of Plan Shares in accordance with the terms of any employee or management share purchase plan or stock option plan in effect from time to time on or after the date of this Indenture (other than any purchase, redemption or other acquisition or retirement for value of Plan Shares that constitutes a Permitted Distribution); provided that the amount paid by the Company to the plan participant (or any other person for the benefit of such plan participant or his or her estate) in connection with such purchase, redemption or other acquisition or retirement for value of such Plan Shares shall not be greater than the aggregate cash amount paid to the Company by such plan participant after February 14, 1996 in connection with the purchase of such Plan Shares. Where the Company or any Affiliate of the Company made a loan to such plan participant in connection with the purchase by such plan participant of such Plan Shares, the aggregate cash amount paid to the Company by such plan participant after February 14, 1996 in connection with the purchase of such Plan Shares shall be deemed to be equal to the sum of (A) the amount of such loan repaid by such plan participant with cash after February 14, 1996 and (B) the amount of cash, if any, paid to the Company after February 14, 1996 in connection with the purchase of such Plan Shares that was not borrowed by the plan participant from the Company or an Affiliate of the Company.

          "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

          "Plan Shares" means shares of the Company's Capital Stock issued to a plan participant in accordance with the terms of any employee or management share purchase plan or stock option plan in effect from time to time on or after the date of this Indenture.

          "Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for a mutilated security or in lieu of a lost, destroyed or stolen Security shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Security.

          "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding or issued after the date of this Indenture, and includes, without limitation, all classes and series of preferred or preference stock.

          "Redemption Date", when used with respect to any Securities to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

          "Redemption Price", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

          "Regular Record Date" for the interest payable on any Interest Payment Date means the January 31 or July 31 (whether or not a Business
     Day), as the case may be, next preceding such Interest Payment Date.

          "Replacement Preferred Stock" means shares of Preferred Stock of the Company (other than Disqualified Stock) (a) resulting from the consolidation, subdivision, redesignation or conversion of shares of Existing Preferred Stock, (b) issued in exchange for shares of Existing Preferred Stock (or previously issued Replacement Preferred Stock) in conjunction with an amalgamation or otherwise or (c) the proceeds from the issuance of which are applied, in a substantially concurrent transaction, to the redemption, repurchase, defeasance or other acquisition or retirement of shares of Existing Preferred Stock (or previously issued Replacement Preferred Stock); provided that such shares of Preferred Stock have an aggregate redemption price no greater, and provide, in the aggregate, for cash dividends no higher, than the shares of Existing Preferred Stock (or previously issued Replacement Preferred Stock) so exchanged, redeemed, repurchased, defeased or otherwise acquired or retired.

          "Responsible Officer", when used with respect to either Trustee, means the chairman or any vice-chairman of the board of directors, the chairman or vice-chairman of the executive committee of the board of directors, the president, any vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller and any assistant controller or any other officer of such Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

          "Restricted Subsidiary" means any Subsidiary, whether existing on the date hereof or created subsequent hereto, designated from time to time by the Board of Directors as a "Restricted Subsidiary" in accordance with Section 1010.

          "Security" and "Securities" have the meaning set forth in the second paragraph of this Indenture.

          "Special Record Date" means a date fixed by the Trustees for the payment of any Defaulted Interest pursuant to Section 307.

          "Stated Maturity", when used with respect to any Security or any installment of interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of interest is due and payable.

          "Subsidiary" means (a) any corporation of which more than 50% of the outstanding Voting Shares are at the time owned by the Company, or by one or more Subsidiaries of the Company, or by the Company and one or more Subsidiaries of the Company, and (b) any partnership of which the Company is the general partner or of which 50% or more of the outstanding partnership interests are at the time owned by the Company, or by one or more Subsidiaries of the Company, or by the Company and one or more Subsidiaries of the Company.

          "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, and as in force at the date as of which this instrument was executed, except as provided in Section 905.

          "Trust Indenture Legislation" means, at any time, the provisions of
(i) the Company Act (British Columbia) and the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of any other applicable statute of Canada or any province thereof, and (iii) the Trust Indenture Act and regulations thereunder, but only to the extent applicable under Rule 4d-9 under the Trust Indenture Act, in each case, relating to trust indentures and the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture.

          "Trustee" or "Trustees" means the Persons named as the "U.S. Trustee" and the "Canadian Trustee" in the first paragraph of this Indenture, until a successor of either or both of them shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" and "Trustees" shall refer instead to such successor Trustee or Trustees. If the Canadian Trustee resigns or is removed and, pursuant to Section 610, the Company is not required to appoint a successor Trustee to the Canadian Trustee, "Trustee", "Trustees" and any reference to "both of the Trustees" mean the Person named as the U.S. Trustee or any successor thereto appointed pursuant to the applicable provisions of the Indenture.

          "U.S. Dollars", "United States Dollars", "U.S. $" or the symbol "$" means the lawful currency of the United States of America.

          "U.S. Trustee" means the Person named as the "U.S. Trustee" in the first paragraph of this instrument, until a successor shall have become such pursuant to the applicable provisions of this Indenture and thereafter "U.S. Trustee" shall mean such successor.

          "Unrestricted Subsidiary" means any Subsidiary that is not a Restricted Subsidiary and includes any Restricted Subsidiary that becomes an Unrestricted Subsidiary in accordance with Section 1010 of this Indenture.

          "Voting Shares" means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

          "Wireless Communications Services Business" means (a) the ownership of the Cellular Telephone Network owned by Rogers Cantel Mobile Communications Inc. and its Subsidiaries on the date of this Indenture, (b) the operation and use of such Cellular Telephone

     Network to provide cellular telephone services, paging services and mobile data services, as conducted by Rogers Cantel Mobile Communications Inc. and its Subsidiaries on the date of this Indenture and (c) the ownership and operation from time to time by the Company or any of its Subsidiaries of Cantel Service Centres to the extent such Cantel Service Centres are engaged in the solicitation of subscriptions to services offered on such Cellular Telephone Network, and the sale, installation and maintenance of cellular telephones, pagers and related accessories, in each case described in this clause (c) as such business is conducted by the Company and its Subsidiaries on the date of this Indenture. For greater certainty, "Wireless Communications Services Business" shall not include the operation or use of the Company's Cellular Telephone Network to provide services other than those mentioned above, whether now or hereafter conducted, including, without limitation, personal communication network (PCN) services. "Cellular Telephone Network" means a cellular telephone network to provide communications services where either the terminal where the communication is originated or the terminal where the communication is ultimately received, or both such terminals, are mobile radio communication devices, and includes microwave and fiber optic transmission systems constituting part of such network.

                                  SCHEDULE H

                     EXTRACTS FROM CABLE CREDIT AGREEMENT

                       [see reference in Section 1.1.20]

                                [SEE ATTACHED]

          "Back to Back Preferred Shares" means Preferred Shares issued:

          (a) to the Borrower or a Restricted Subsidiary by one of its affiliates in circumstances where, immediately prior to the issuance of such Preferred Shares, an affiliate of the Borrower has loaned on an unsecured basis to the Borrower or Restricted Subsidiary, or an affiliate of the Borrower has subscribed for Preferred Shares of the Borrower or Restricted Subsidiary in an amount equal to, the requisite subscription price for such Preferred Shares;

          (b) by the Borrower or a Restricted Subsidiary to one of its affiliates in circumstances where, immediately prior to or after, as the case may be, the issuance of such Preferred Shares, the Borrower or such Restricted Subsidiary has loaned the proceeds of such issuance to an affiliate on an unsecured basis;

          (c) by the Borrower or a Restricted Subsidiary to one of its affiliates in circumstances where, immediately after the issuance of such Preferred Shares, the Borrower or such Restricted Subsidiary has used the proceeds of such issuance to invest in Preferred Shares issued by an affiliate; or

          (d) to the Borrower or a Restricted Subsidiary by one of its affiliates in circumstances where, immediately after the issuance of such Preferred Shares, the affiliate has used the proceeds of such issuance of Preferred Shares to invest in Preferred Shares issued by the Borrower or a Restricted Subsidiary and where, immediately prior to all of the foregoing, the Borrower or a Restricted Subsidiary has loaned on an unsecured basis to a Restricted Subsidiary or the Borrower, as the case may be, an amount equal to the requisite subscription price for such Preferred Shares;

in each case on terms whereby:

            (i) the aggregate redemption amount applicable to the Preferred Shares issued to or by the Borrower or Restricted Subsidiary is identical:

                  (A) in the case of (a) above, to the principal amount of the loan made or the aggregate redemption amount of the Preferred Shares subscribed for by such affiliate prior to the issuance thereof;

                  (B) in the case of (b) above, to the principal amount of the loan made to such affiliate with the proceeds of the issuance thereof;

                  (C) in the case of (c) above, to the aggregate redemption amount of the Preferred Shares subscribed for in such affiliate with the proceeds of the issuance thereof; or

                  (D) in the case of (d) above, to the aggregate redemption amount of the Preferred Shares subscribed for by such affiliate with the proceeds of the Preferred Shares issued by such affiliate to the Borrower or a Restricted Subsidiary, and to the principal amount of the loan made by the Borrower or a Restricted Subsidiary to a Restricted Subsidiary or the Borrower, as the case may be, prior to the issuance thereof;

            (ii) the dividend payment applicable to the Preferred Shares issued to or by the Borrower or Restricted Subsidiary will:

                  (A) in the case of (a) above, be immediately prior to the interest payment relevant to the loan made or the dividend payment on the Preferred Shares subscribed for by such affiliate immediately prior to the issuance thereof;

                  (B) in the case of (b) above, be immediately prior to or after, as the case may be, the interest payment relevant to the loan made to such affiliate with the proceeds of the issuance thereof;

                  (C) in the case of (c) above, be immediately after the dividend payment on the Preferred Shares subscribed for in such affiliate with the proceeds of the issuance thereof; or

                  (D)   in the case of (d) above, and where such dividends
                         are paid on Preferred Shares issued by the Borrower or a Restricted Subsidiary, be immediately prior to the dividend payment on the Preferred Shares issued to the Borrower or Restricted Subsidiary, as the case may be, by such affiliate with the proceeds of the issuance thereof, and such affiliate dividend payment is immediately prior to the interest payment relevant to the loan made by the Borrower or a Restricted Subsidiary to a Restricted Subsidiary or the Borrower, as the case may be;

            (iii) the amount of dividends provided for on any payment date in the share conditions attaching to the Preferred Shares issued:

                  (A) to the Borrower or a Restricted Subsidiary in the case of (a) above, will be equal to or in excess of the amount of interest payable in respect of the loan made or the amount of dividends provided for in respect of the Preferred Shares subscribed for by such affiliate prior to the issuance thereof;

                  (B) by the Borrower or a Restricted Subsidiary in the case of (b) above, will be equal to or in excess of the amount of interest payable in respect of the loan made to such affiliate with the proceeds of the issuance thereof;

                  (C) by the Borrower or a Restricted Subsidiary in the case of (c) above, will be equal to the amount of dividends in respect of the Preferred Shares subscribed for in such affiliate with the proceeds of the issuance thereof; or

                  (D) in the case of (d) above, to the Borrower or a Restricted Subsidiary will be equal to the amount of dividends provided for in respect of the Preferred Shares issued by the Borrower or Restricted Subsidiary, as the case may be, to such affiliate and both such payments will be equal to or in excess of the amount of interest payable in respect of the loan made by the Borrower or a Restricted Subsidiary to a Restricted Subsidiary or the Borrower, as the case may be; and

            (iv) no Default shall have occurred at the time of or after giving effect to the issuance of any such Preferred Shares, the borrowing of any such loan or the subscription for any such Preferred Shares by the Borrower or Restricted Subsidiary.

"Borrower" means Rogers Cable Inc.

"Preferred Shares" means any share issued by any person which provides for the preferential payment of dividends or is subject to mandatory redemption by such person at a specified time or at the option of the holder.

"Restricted Subsidiary" means:

          (a) any Designated Subsidiary, it being agreed that, once a Subsidiary has become a Designated Subsidiary, the Borrower shall not have the right to cause the Designated Subsidiary to, and shall not permit the Designated Subsidiary to, cease to be a Designated Subsidiary (and thereupon become an Unrestricted Subsidiary) except as hereinafter provided in clause (g) below;

          (b) any Wholly-Owned Subsidiary hereafter directly or indirectly acquired by the Borrower as permitted by section 7.02 (other than section 7.02(e)) where the total assets of such Subsidiary determined on a consolidated basis represent less than 5% of the Consolidated total assets of the Borrower and where the gross revenues of such Subsidiary determined on a consolidated basis represent less than 5% of Consolidated gross revenues of the Borrower, such total assets to be measured as at the end of the most recently completed Quarter and such gross revenues to be measured for such Quarter;

provided, however, that

          (c)  the Borrower shall cause any Subsidiary referred to in clause
               (b) to become a Designated Subsidiary (i) on or before the commencement of the Fiscal Year immediately following the Fiscal Year in which it was acquired (unless, prior to the commencement of such Fiscal Year, such Subsidiary has merged with the Borrower or a Designated Subsidiary and the Borrower or a Designated Subsidiary is the continuing entity), or (ii) on the occurrence of any Event of Default, whichever first occurs;

          (d) where the Borrower directly, or indirectly proposes to acquire a new Subsidiary of the type referred to in clause (b) which, when considered on a combined basis with all other Subsidiaries referred to in clause (b) would result in consolidated total assets and consolidated gross revenues of such Subsidiary and all other Subsidiaries referred to in clause (b) when considered on a combined basis exceeding 5% of Consolidated total assets or 5% of Consolidated gross revenues of the Borrower (in each case, where Consolidation has been calculated without regard to the Subsidiaries referred to in clause (b) and with total assets to be measured as at the end of the most recently completed Quarter and with total revenues to be measured for such Quarter), such new Subsidiary shall not be considered to be a Restricted Subsidiary unless and until it either becomes a Designated Subsidiary or it merges with a Designated Subsidiary and a Designated Subsidiary is the continuing entity;

          (e) the Borrower shall cause any Subsidiary directly or indirectly acquired by it as permitted by section 7.02 (other than section 7.02(e)), where the total assets or gross revenues of such Subsidiary determined on a consolidated basis represent 5% or more of the Consolidated total assets or Consolidated gross revenues of the Borrower (such total assets to be measured as at the end of the most recently completed Quarter and such gross revenues to be measured for such Quarter), to become a Designated Subsidiary forthwith upon its acquisition;

          (f) for the purpose of any financial ratio or financial covenant calculation required by the provisions of this agreement, the accounts of a Subsidiary that becomes a Restricted Subsidiary pursuant to clause (a), (b) or (e) shall be Consolidated with those of the Borrower and other Restricted Subsidiaries as if such Subsidiary had been a Restricted Subsidiary for the period from the first day of the Quarter in which it became a Restricted Subsidiary or, for purposes of section 7.05(b), on the first day of the most recently completed Quarter; and

          (g) a Restricted Subsidiary may be designated as an Unrestricted Subsidiary in the discretion of the Borrower on notice to that effect to the Administration Agent so long as (i) no Default has occurred and is continuing, (ii) no Default would have occurred if such designation had occurred on the first day of the Quarter most recently completed, (iii) any such designation of a Restricted Subsidiary as an Unrestricted Subsidiary is made in accordance with section 7.05(b), and (iv) the Administration Agent shall have received an Officers' Certificate and such other evidence as it may reasonably require confirming the absence of any such Default;

as of the date hereof, the Borrower confirms that the Restricted Subsidiaries are Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitee, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited.

                                  SCHEDULE I

                              BACK TO BACK SHARES

                       [see reference in Section 1.1.8]


                                [SEE ATTACHED]

In the attached pages "Affiliate" shall have the meaning provided for in the Business Corporations Act (Ontario) as of the date of this Agreement.

"Back to Back Shares" means preferred shares that are issued:

            (a) to the Borrower or a Subsidiary by one of its Affiliates in circumstances where, immediately prior to the issuance of such preferred shares, an Affiliate of the Borrower has loaned on an unsecured basis to the Borrower or Subsidiary, or an Affiliate of the Borrower has subscribed for preferred shares of the Borrower or Subsidiary in an amount equal to, the requisite subscription price for such preferred shares;

            (b) by the Borrower or a Subsidiary to one of its Affiliates in circumstances where, immediately prior to or after, as the case may be, the issuance of such preferred shares, the Borrower or such Subsidiary has loaned the proceeds of such issuance to an Affiliate on an unsecured basis;

            (c) by the Borrower or a Subsidiary to one of its Affiliates in circumstances where, immediately after the issuance of such preferred shares, the Borrower or such Subsidiary has used the proceeds of such issuance to invest in preferred shares issued by an Affiliate; or

            (d) to the Borrower or a Subsidiary by one of its Affiliates in circumstances where, immediately after the issuance of such preferred shares, the Affiliate has used the proceeds of such issuance of preferred shares to invest in preferred shares issued by the Borrower or a Subsidiary and where immediately prior to all of the foregoing, the Borrower or a Subsidiary has loaned on an unsecured basis to a Subsidiary or the Borrower (as the case may be) an amount equal to the requisite subscription price for such preferred shares;

in each case on terms and in circumstances whereby:

            (i) the aggregate redemption amount applicable to the preferred shares issued to or by the Borrower or Subsidiary is identical:

                  (A) in the case of (a) above, to the principal amount of the loan made or the aggregate redemption amount of the preferred shares subscribed for by such Affiliate prior to the issuance thereof;

                  (B) in the case of (b) above, to the principal amount of the loan made to such Affiliate with the proceeds of the issuance thereof;

                  (C) in the case of (c) above, to the aggregate redemption amount of the preferred shares subscribed for in such Affiliate with the proceeds of the issuance thereof; or

                  (D) in the case of (d) above, to the aggregate redemption amount of the preferred shares subscribed for by such Affiliate with the proceeds of the preferred shares issued by such Affiliate to the Borrower or a Subsidiary and to the principal amount of the loan made by the Borrower or a

                        Subsidiary to a Subsidiary or the Borrower (as the case may be) prior to the issuance thereof;

            (ii) the dividend payment applicable to the preferred shares issued to or by the Borrower or Subsidiary will be made:

                  (A) in the case of (a) above, immediately prior to the interest payment relevant to the loan made or the dividend payment on the preferred shares subscribed for by such Affiliate immediately prior to the issuance thereof;

                  (B) in the case of (b) above, immediately after the interest payment relevant to the loan made to such Affiliate with the proceeds of the issuance thereof;

                  (C) in the case of (c) above, immediately after the dividend payment on the preferred shares subscribed for in such Affiliate with the proceeds of the issuance thereof; or

                  (D) in the case of (d) above, and where such dividends are paid on preferred shares issued by the Borrower or a Subsidiary, immediately prior to the dividend payment on the preferred shares issued to the Borrower or Subsidiary (as the case may be) by such Affiliate with the proceeds of the issuance thereof, and such Affiliate dividend payment will be made immediately prior to the interest payment relevant to the loan made by the Borrower or a Subsidiary to a Subsidiary or the Borrower (as the case may be);

            (iii) the amount of dividends provided for on any payment date in the share conditions attaching to the preferred shares issued:

                  (A) to the Borrower or a Subsidiary in the case of (a) above, will be equal to or in excess of the amount of interest payable in respect of the loan made or the amount of dividends provided for in respect of the preferred shares subscribed for by such Affiliate prior to the issuance thereof;

                  (B) by the Borrower or a Subsidiary in the case of (b) above, will be equal to or in excess of the amount of interest payable in respect of the loan made to such Affiliate with the proceeds of the issuance thereof;

                  (C) by the Borrower or a Subsidiary in the case of (c) above, will be equal to the amount of dividends in respect of the preferred shares subscribed for in such Affiliate with the proceeds of the issuance thereof; or

                  (D) in the case of (d) above, to the Borrower or a Subsidiary will be equal to the amount of dividends provided for in respect of the preferred shares issued by the Borrower or Subsidiary (as the case may be) to such Affiliate and both such payments will be equal to or in excess of the amount of interest payable in respect of the loan made by the Borrower or a Subsidiary to a Subsidiary or the Borrower (as the case may be);

            (iv) no Default or Event of Default has occurred and is continuing at the time of the issuance of any such preferred shares, the borrowing of any such loan or the subscription for any such preferred shares by the Borrower or Subsidiary; and

            (v) before the execution by the Borrower, Subsidiary or Affiliates of any documentation relating to the issuance of any such preferred shares, the Lenders' counsel is satisfied, based on a review of the proposed documentation relating to the proposed issuance, that the proposed transaction will not be contrary to the provisions of this definition of Back to Back Shares.

                                TABLE OF CONTENTS





ARTICLE I DEFINED TERMS.......................................................1

1.1      Defined Terms........................................................1

ARTICLE II THE CREDIT........................................................10

2.1      Amount and Availment Options........................................10
2.2      Non-Revolving Credit................................................11
2.3      Use of the Credit...................................................11
2.4      Term and Repayment..................................................11
2.5      Interest Rates and Fees.............................................11
2.6      Standby Fee.........................................................13
2.7      Security............................................................13
2.8      Exchange Rate Fluctuations..........................................13

ARTICLE III DISBURSEMENT CONDITIONS..........................................14

3.1      Conditions Precedent to Initial Advance.............................14
         3.1.1       MATTERS RELATING TO TRANSACTION.........................14
         3.1.2       OTHER ENCUMBRANCES......................................14
         3.1.3       FINANCIAL INFORMATION...................................14
         3.1.4       SECURITY AND OTHER DOCUMENTS............................14
         3.1.5       CORPORATE AND OTHER INFORMATION.........................15
         3.1.6       OPINIONS................................................15
         3.1.7       OTHER MATTERS...........................................15
3.2      Conditions Precedent to all Advances................................15

ARTICLE IV ADVANCES..........................................................16

4.1      Evidence of Indebtedness............................................16
4.2      Conversions.........................................................16
4.3      Notice of Advances and Payments.....................................16
4.4      Prepayments and Reductions..........................................17
4.5      Prime Rate, Base Rate and LIBOR Advances............................17
4.6      LIBOR Periods.......................................................18
4.7      Termination of LIBOR Advances.......................................18
4.8      Co-ordination of Prime Rate, Base Rate and LIBOR Advances...........19
4.9      Execution of Bankers' Acceptances...................................19
4.10     Other Reference Lenders.............................................20
4.11     Sale of Bankers' Acceptances........................................20
4.12     Size and Maturity of Bankers' Acceptances and Rollovers.............21
4.13     Co-ordination of BA Advances........................................21
4.14     Non BA Lender.......................................................22


                                      (i)

4.15     Payment of Bankers' Acceptances.....................................23
4.16     Deemed Advance - Bankers' Acceptances...............................23
4.17     Waiver..............................................................23
4.18     Degree of Care......................................................24
4.19     Indemnity...........................................................24
4.20     Obligations Absolute................................................24
4.21     Shortfall on Drawdowns, Rollovers and Conversions...................24
4.22     Prohibited Use of Bankers' Acceptances..............................25
4.23     Prohibited Rates of Interest........................................25

ARTICLE V REPRESENTATIONS AND WARRANTIES.....................................26

5.1      Representations and Warranties......................................26
         5.1.1       CORPORATE MATTERS.......................................26
         5.1.2       CREDIT DOCUMENTS........................................26
         5.1.3       LITIGATION, FINANCIAL STATEMENTS ETC....................27
         5.1.4       TRANSACTION.............................................28
         5.1.5       PROPERTY AND CAPITAL STOCK..............................28
5.2      Survival of Representations and Warranties..........................28

ARTICLE VI COVENANTS AND CONDITIONS..........................................29

6.1      Financial Covenants.................................................29
6.2      Positive Covenants..................................................29
         6.2.1       PAYMENT; OPERATION OF BUSINESS..........................29
         6.2.2       INSPECTION..............................................29
         6.2.3       INSURANCE...............................................30
         6.2.4       TAXES AND WITHHOLDINGS..................................31
         6.2.5       OTHER MATTERS...........................................31
6.3      Reporting and Notice Requirements...................................31
         6.3.1       PERIODIC REPORTS........................................31
         6.3.2       REQUIREMENTS FOR NOTICE.................................31
6.4      Negative Covenants..................................................32
         6.4.1       SPECIAL COVENANTS.......................................32
         6.4.2       CORPORATE MATTERS.......................................32

ARTICLE VII DEFAULT..........................................................33

7.1      Events of Default...................................................33
7.2      Acceleration and Termination of Rights..............................35
7.3      Payment of Bankers' Acceptances.....................................35
7.4      Remedies............................................................35
7.5      Saving..............................................................36
7.6      Perform Obligations.................................................36
7.7      Third Parties.......................................................36
7.8      Power of Attorney...................................................36
7.9      Remedies Cumulative.................................................37

7.10     Set-Off or Compensation.............................................37

ARTICLE VIII THE AGENT AND THE LENDERS.......................................37

8.1      Authorization of Agent and Relationship.............................37
8.2      Disclaimer of Agent.................................................38
8.3      Failure of Lender to Fund...........................................38
8.4      Payments by the Borrower............................................39
8.5      Payments by Agent...................................................40
8.6      Direct Payments.....................................................41
8.7      Administration of the Credit........................................41
8.8      Rights of Agent.....................................................44
8.9      Acknowledgements, Representations and Covenants of Lenders..........45
8.10     Collective Action of the Lenders....................................46
8.11     Successor Agent.....................................................46
8.12     Provisions Operative Between Lenders and Agent Only.................47

ARTICLE IX ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS........................47

9.1      Successors and Assigns..............................................47
9.2      Assignments.........................................................48
9.3      Participations......................................................49

ARTICLE X MISCELLANEOUS PROVISIONS...........................................49

10.1     Headings and Table of Contents......................................49
10.2     Accounting Terms....................................................49
10.3     Capitalized Terms...................................................50
10.4     Severability........................................................50
10.5     Number and Gender...................................................50
10.6     Amendment, Supplement or Waiver.....................................50
10.7     Governing Law.......................................................50
10.8     This Agreement to Govern............................................51
10.9     Permitted Encumbrances..............................................51
10.10    Currency............................................................51
10.11    Liability of Lenders................................................51
10.12    Expenses and Indemnity..............................................51
10.13    Manner of Payment and Taxes.........................................52
10.14    Increased Costs etc.................................................53
10.15    Interest on Miscellaneous Amounts...................................53
10.16    Currency Indemnity..................................................54
10.17    Address for Notice..................................................54
10.18    Time of the Essence.................................................54
10.19    Further Assurances..................................................54
10.20    Term of Agreement...................................................55
10.21    Payments on Business Day............................................55
10.22    Counterparts and Facsimile..........................................55

10.23    Waiver of Jury Trial, Consequential Damages Etc.....................55
10.24    Entire Agreement....................................................56
10.25    Date of Agreement...................................................56


SCHEDULE A
NOTICE OF ADVANCE OR PAYMENT

SCHEDULE B
COMPLIANCE CERTIFICATE

SCHEDULE C
ASSIGNMENT AGREEMENT

SCHEDULE D
PROPORTIONATE SHARES OF LENDERS

SCHEDULE E
CHANGE OF CONTROL PROVISIONS

SCHEDULE F
EXTRACTS FROM RWI CREDIT AGREEMENT

SCHEDULE G
EXTRACTS FROM 2006 NOTE INDENTURE

SCHEDULE H
EXTRACTS FROM CABLE CREDIT AGREEMENT

SCHEDULE I
BACK TO BACK SHARES